    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1997


                                                      REGISTRATION NO. 333-33379
================================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                       CAPITAL SENIOR LIVING CORPORATION
             (Exact name of registrant as specified in its charter)

             DELAWARE                             8361                            75-2678809
 (State or other jurisdiction of          (Primary industrial                  (I.R.S. Employer
  incorporation or organization)      classification code number)            Identification No.)
                                                                  DAVID R. BRICKMAN, ESQ.
                                                             CAPITAL SENIOR LIVING CORPORATION
          14160 DALLAS PARKWAY, SUITE 300                     14160 DALLAS PARKWAY, SUITE 300
                DALLAS, TEXAS 75240                                 DALLAS, TEXAS 75240
                  (972) 770-5600                                      (972) 770-5600
(Address, including zip code, and telephone number,         (Name, address, including zip code,
  including area code, of registrant's principal              and telephone number, including
executive offices and principal place of business)           area code, of agent for service)

                             ---------------------

                                   Copies to:

              L. STEVEN LESHIN, ESQ.
               JENKENS & GILCHRIST,                              ROBERT E. KING, JR., ESQ.
            A PROFESSIONAL CORPORATION                                ROGERS & WELLS
           1445 ROSS AVENUE, SUITE 3200                               200 PARK AVENUE
                DALLAS, TEXAS 75202                              NEW YORK, NEW YORK 10166
                  (214) 855-4500                                      (212) 878-8000

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                             ---------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 23, 1997


PROSPECTUS

                                                 9,000,000 Shares
[CAPITAL SENIOR                         Capital Senior Living Corporation
  LIVING LOGO]                                     Common Stock

                          ---------------------------
    Capital Senior Living Corporation (the "Company") is one of the largest providers of senior living services in the United States. The Company currently owns interests in and/or operates 33 communities in 17 states with a capacity of approximately 5,000 residents, including 17 communities in which it owns interests, 15 communities that it manages for third parties pursuant to multi-year management contracts and one community that it leases from a third party.

    All of the shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being offered by the Company. A significant portion of the net proceeds of the Offering will be received by the existing stockholders of the Company and their affiliates. See "The
Company -- Formation Transactions" and "Use of Proceeds." Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. At the request of the Company, up to 450,000 shares of Common Stock have been reserved for sale in the Offering to certain individuals, including directors and employees of the Company, members of their families, and other persons having business relationships with the Company. See "Underwriting." The Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "CSU."
                          ---------------------------
      SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                          ---------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.

==================================================================================================================
                                                  PRICE TO         UNDERWRITING DISCOUNTS        PROCEEDS TO
                                                   PUBLIC            AND COMMISSIONS(1)          COMPANY(2)
------------------------------------------------------------------------------------------------------------------
Per Share................................             $                       $                       $
------------------------------------------------------------------------------------------------------------------
Total(3).................................             $                       $                       $
==================================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering, estimated at $1.2 million, payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 1,350,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will total $         , $         , and
    $         , respectively. See "Underwriting."
                          ---------------------------
     The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., in New York, New York on or
about                , 1997.
                          ---------------------------
LEHMAN BROTHERS
                    J.C. BRADFORD & CO.
                                       DONALDSON, LUFKIN & JENRETTE
                                               SECURITIES CORPORATION
                                                      SMITH BARNEY INC.

               , 1997.

Inside cover page to include:

     - Company logo

     - map of U.S. showing states where the Company has operations

     - exterior photos of the Veranda Club and Independence Village

     - interior photos of Veranda Club and Independence Village

     - photos of residents engaging in activities

     - photos of construction projects

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless indicated otherwise or the context suggests otherwise, references in this Prospectus to the "Company" mean Capital Senior Living Corporation and its subsidiaries and predecessor entities and the Acquired Assets (as defined herein). Unless otherwise indicated, the information in this Prospectus assumes: (i) the completion of the reorganization of the Company and related transactions (the "Formation," as more specifically described under "The Company -- Formation Transactions") simultaneously with the completion of the Offering; (ii) no exercise of the Underwriters' over-allotment option; and (iii) an initial public offering price of $13.00 per share (which represents the mid-point of the range set forth on the cover page of this Prospectus and which affects the number of shares and the amount of proceeds to be received by the parties in the Formation Transactions and the calculation of the net proceeds from the Offering). See "The Company -- Formation Transactions" and "Underwriting."

THE COMPANY

     The Company is one of the largest providers of senior living services in the United States in terms of resident capacity, according to the Assisted Living Federation of America's 1996 Annual Largest Provider Survey. The Company currently owns interests in and/or operates 33 communities in 17 states with a capacity of approximately 5,000 residents, including 17 communities in which it owns interests, 15 communities that it manages for third parties pursuant to multi-year management contracts and one community that it leases from a third party. The Company is currently developing 17 new communities which will have a capacity of approximately 3,130 residents and is expanding 12 existing communities to accommodate 994 additional residents. The Company also operates one home health care agency. Approximately 93% of the Company's revenues and reimbursable expenses are derived from private pay sources. At June 30, 1997, communities which the Company operates and in which it owns interests had an occupancy rate of approximately 95%, its managed communities had an occupancy rate of approximately 95%, and its leased community had an occupancy rate of approximately 95%. The Company and its predecessors have provided senior living services since 1990.

     The senior living services industry encompasses a broad and diverse range of living accommodations and health care services that are provided primarily to persons 65 years of age or older. For the elderly who require limited services, care in independent living ("IL") residences, supplemented at times by home health care, offers a viable option. Most independent living residences and retirement centers typically offer community living together with a basic services package consisting of meals, housekeeping, laundry, security, transportation, social and recreational activities and health care monitoring. As a senior's need for assistance increases, care in an assisted living ("AL") residence is often preferable and more cost-effective than home-based care or nursing home care. Typically, assisted living represents a combination of housing and 24-hour a day personal support services designed to aid elderly residents with activities of daily life ("ADLs"), such as ambulation, bathing, dressing, eating, grooming, personal hygiene and monitoring or assistance with medications. Certain assisted living residences may also provide assistance to residents with low acuity medical needs (generally consisting of assistance and reminders to residents that suffer from short periods of memory loss and dementia, including reminders regarding medications), or may offer higher levels of personal assistance for incontinent residents or residents with Alzheimer's disease or other cognitive or physical frailties. Generally, assisted living residents require higher levels of care than residents of independent living residences and retirement living centers, but require lower levels of care than patients in skilled nursing ("SN") facilities. For seniors who need the constant attention of a skilled nurse or medical practitioner, a skilled nursing facility may be required.

     The Company believes that the senior living services industry will require large capital infusions over the next 30 years to meet the growing demand for senior living facilities. The National Investment Conference has estimated that gross capital expenditures for the senior living marketplace will grow from $86 billion in 1996 to $126 billion in 2005 and to $490 billion in 2030, in order to accommodate increasing demand for senior living services.

     The Company's operating philosophy emphasizes a "continuum of care" which integrates independent living, assisted living, skilled nursing and home health care and provides senior citizens with the opportunity to "age in place." The Company is a fully integrated senior living services organization, with internal capabilities to operate, expand, develop, and acquire "purpose-built" senior living communities (i.e., communities designed for the efficient delivery of senior living services). The Company believes that its size, national scope and comprehensive information systems provide it with economies of scale in its operations and a platform for future growth. The Company anticipates that these factors will position it to capitalize on emerging trends in the senior living services industry and provide it with a competitive advantage.

     The Company has built a senior management team that it believes is one of the most experienced in the acquisition, development, and operation of senior living communities. The Company was founded by its co-chairmen Jeffrey L. Beck and James A. Stroud, who together have 35 years of experience in the residential and senior living services industries. The Company's eight executive officers have an average of 17 years of industry experience. In addition, the Company's 14 executive, regional and district officers have an average of 14 years of industry experience, and its 26 on-site executive directors have an average of 12 years of industry experience. The Company's senior management will own approximately 51% of the outstanding shares of Common Stock after giving effect to the Offering.

     The Company has distinguished itself from many of its competitors because it has been profitable in each quarter since 1992. The Company's management team has created substantial value through the intensive management of its communities. From 1992 through 1996, the Company achieved a compounded annual growth rate in net operating income before depreciation and amortization of 15.4% for the nine senior living communities in which the Company owned interests and operated during that period. During the same period, revenues for such communities increased by a compounded annual growth rate of 5.4%, while expenses for such communities increased by a compounded annual growth rate of 2.9%.

  Growth Strategies

     The Company believes its current operations throughout the United States provide an established foundation for continued growth and that it has implemented the systems and attracted the personnel necessary to support its future growth plans. The Company plans to continue its growth principally through the following strategies:

     - Expand Existing Communities. The Company plans to expand certain of its existing communities to include additional independent living and assisted living residences (including special programs and living units for residents with Alzheimer's and other cognitive and physical frailties), and skilled nursing beds. The Company believes that the incremental returns on expansion projects are attractive because they enable the Company to spread the fixed costs associated with a single location over more units and to capitalize on a community's existing market presence. Moreover, expansions provide the Company with more flexible capacity to accommodate residents as they "age in place."

      The Company currently has 12 expansion projects which it expects to complete in 1998 and 1999, representing an aggregate increase in capacity of 994 residents. The Company or its strategic partners have purchased the land associated with six of the planned expansion projects, with an additional six parcels under contract to be acquired.

     - Develop New Communities. The Company's senior management has developed in excess of $350 million of senior living communities. In selected markets, the Company is developing new senior living communities that are designed to provide a quality lifestyle that is attractive to a large segment of the senior population. Markets are chosen based on a variety of factors, including demographic and economic factors, the supply of existing or potential senior living communities, as well as potential economies of scale that the Company may achieve through the clustering of communities in a given region. The Company plans to develop new communities, including its proprietary "Waterford" communities, which will be designed to provide middle-income seniors with amenities comparable to communities with higher resident fee structures. The Company plans to develop these communities for its own account, as well as in alliances with for-profit and not-for-profit organizations.


       The Company has commenced development of 17 senior living communities which are expected to be completed by 1999. Of these 17 new communities, 11 will be Waterford communities (with an expected capacity of approximately 1,496 residents). The Waterford communities will be developed pursuant to an arrangement with Tri Point Communities, L.P. ("Tri Point"), an affiliate of the Company, under which Tri Point will fund the construction and lease-up costs and will pay the Company a fee for development and management services. The Company will have options to purchase the Waterford communities upon their completion. See "Certain Transactions -- Tri Point Development Agreement." In addition, six senior living communities are expected to be developed in strategic alliances with third parties (with an expected capacity of approximately 1,694 residents). The Company or its strategic partners have purchased the land associated with four of the planned development projects, with an additional two parcels under contract to be acquired. Of the 17 new communities under development, four are to be owned by Buckner Retirement Services, Inc., two are to be owned by LCOR Incorporated and 11 are to be owned by Tri Point. Messrs. Beck and Stroud will contribute cash to Tri Point in the form of capital contributions to Tri Point's equity as development of properties are undertaken in an amount sufficient to pay 15% of the construction costs of each project. Funds will be contributed concurrently with the funding of construction draws. While Messrs. Beck and Stroud have represented to the Company that they have sufficient personal resources to make these capital contributions, there can be no assurance that each of them will in fact possess the required amount of funds necessary to make such contributions. If Messrs. Beck and Stroud should fail to make such contributions, Tri Point will be unable to pursue and fund the construction of new communities, which would have a material adverse affect on the Company's future results of operations. Further, the Company may experience a conflict with the interests of Messrs. Beck and Stroud should they default on their obligations to provide such funds to Tri Point. There can be no assurance that such conflict, if it should develop, will be resolved in a manner favorable to the Company.
      The Company has implemented policies regarding transactions with related parties, as described herein under "Certain Transactions -- Policy of the Board of Directors."


       The Company has executed a joint venture agreement pursuant to which it will form an entity to develop and operate senior living communities in major cities in the Peoples Republic of China. The Company currently expects that, following its initial development of senior living communities in China, the joint venture will sell individual units in the communities to prospective residents, and the Company will retain the operating responsibilities and management fees associated with such communities.

     - Pursue Strategic Acquisitions. The Company believes that the fragmented nature of the senior living services industry, combined with the Company's financial resources, national presence and extensive industry relationships, should provide it with ample acquisition opportunities. The Company intends to continue to: (i) increase its ownership interests in certain communities in which it already possesses an interest; (ii) pursue single or portfolio acquisitions of senior living communities; and
       (iii) pursue strategic acquisitions of other senior living services companies as the industry consolidates.

     - Expand Home Health Care Services. The Company plans to establish or acquire additional home health care agencies to permit it to expand the range of services that it offers at its senior living communities. In addition, home health care services are planned to be offered in many of the Company's newly-developed communities and expanded communities. The Company currently intends to establish approximately five new home health care agencies at its owned communities by the fourth quarter of 1998.

     The Company believes that it will have significant capacity to fund additional growth by virtue of its capital structure. Upon completion of the Offering, the Company's ratio of debt-to-total market capitalization (i.e., total indebtedness divided by the sum of total indebtedness plus the market value of outstanding Common Stock) will be less than 3%, and at June 30, 1997, on a pro forma basis after giving effect to the Offering, the Company would have had cash and cash equivalents of approximately $26.4 million.

     The success of the Company's growth strategy will depend, in large part, on the Company's ability to effectively integrate the operations and assets acquired in the Formation Transactions, as well as new senior living communities that are acquired or developed. In addition, the Company will need to effectively manage the varying sources of revenue resulting from the Company's ownership, management and development of senior living communities and home health care agencies. See "Risk Factors -- No Assurance as to Ability to Manage Growth," "-- Risks in Acquisitions of Communities and Complementary Businesses; Difficulties of Integration," and "-- Risks Associated with Third-Party Management Business."


ACQUISITION OF ASSETS OF CAPITAL SENIOR LIVING COMMUNITIES, L.P.



     As more specifically described herein under "The Company -- Formation Transactions," simultaneously with the consummation of the Offering, the Company will purchase substantially all of the assets (the "Acquired Assets"), other than working capital items, of Capital Senior Living Communities, L.P. ("CSLC") for the assumption of approximately $70.0 million of debt plus cash sufficient so that the sum of the debt assumed plus cash equals $72.9 million (subject to closing prorations and the adjustment described below), and new construction in progress at CSLC's Cottonwood community will be transferred to the Company for assumption by the Company of the related construction loan (which had an outstanding balance of approximately $886,000 at October 21, 1997). The purchase price to be paid for the Acquired Assets is determined as follows: (i) CSLC's communities, other than construction in progress, are valued based on the appraised value of the communities of $41.3 million; (ii) CSLC's investment in HealthCare Properties, L.P. ("HCP") is valued based on the appraised value of HCP's communities of $24.5 million, adjusted for working capital items and other assets and liabilities that are to be settled in cash, multiplied by the percentage of HCP owned by CSLC; (iii) CSLC's investment in promissory notes ("NHP Notes") of NHP Retirement Housing Partners I, L.P. ("NHP") is valued based on discounting the amount of principal and interest payments to be made through the maturity date of the NHP Notes; and (iv) CSLC's investment in NHP limited partnership interests are valued at its historical cost which approximates fair value. The appraised values for the communities have been determined by third-party appraisals. The purchase price to be paid for the Acquired Assets specified above has been calculated as of June 30, 1997 utilizing the ownership percentages of CSLC's investments in HCP and the NHP Notes existing as of that date. It is anticipated that as a result of changes in assets and liabilities of HCP and increases in the investments in HCP and the NHP Notes subsequent to June 30, 1997, the purchase price at the closing of the Offering will be in the range of $73.6 million to $75.6 million, excluding any construction in progress.



     The debt to be assumed by CSLC was incurred on July 1, 1997 pursuant to a $77.0 mortgage loan agreement with an affiliate of Lehman Brothers, Inc. ("Lehman Brothers"). On July 1, 1997, $70.0 million was outstanding under this loan agreement, of which $5.5 million was used to repay outstanding amounts under CSLC's prior credit facility and $64.5 million was used by CSLC to purchase U.S. Treasury securities. The remaining $7.0 million is available to fund construction in progress at CSLC's Cottonwood community. It is expected that at the consummation of the Offering, and as part of the Formation Transactions, the Acquired Assets will be acquired by the Company through the Company's assumption of such debt, such debt will be reduced with $70.0 million of the net proceeds of the Offering and the U.S. Treasury securities will revert to CSLC. The $64.5 million of U.S. Treasury securities will be retained by CSLC and the Company will have no interest in such securities. Messrs. Beck and Stroud beneficially own approximately 66% of the limited partnership interests in CSLC. Through their ownership of such interests, Messrs. Beck and Stroud will derive financial benefits from CSLC's sale of the Acquired Assets to the Company and the retention by CSLC of the U.S. Treasury securities, and in connection with CSLC's sale of the Acquired Assets, CSLC will pay a company controlled by Messrs. Beck and Stroud a brokerage fee of approximately $2.9 million. See "Certain Transactions -- Formation Transactions" and "Certain Transactions -- LBHI Loan."


                                  THE OFFERING

Common Stock offered by the
  Company..................  9,000,000 shares

Common Stock to be
outstanding after the
  Offering.................  18,367,347 shares (1)


Use of proceeds............  The net proceeds to the Company from the Offering will be used as follows: (i) to repay $70.0 million of indebtedness incurred by the Company to acquire assets in the Formation Transactions, as described herein under "The Company -- Formation Transactions"; (ii) $17.4 million to repay the Formation Note issued to existing stockholders of the Company; (iii) to pay the balance of the purchase price to an affiliate related to the purchase of assets in the Formation Transactions (estimated at $3.6 million to $5.6 million); (iv) to fund development activities; and (v) to repay $1.2 million of indebtedness to affiliates. Any remaining balance will be used for general corporate purposes, including working capital, and may be used to purchase additional interests in the Company's existing senior living communities. An affiliate of Lehman Brothers, the lead managing underwriter of the Offering, will receive $70.0 million of the net proceeds in reduction of a secured loan made by the Lehman Brothers affiliate prior to the Offering. See "Use of Proceeds," "Certain Transactions -- LBHI Loan" and "Underwriting."


Proposed New York Stock
  Exchange symbol..........  CSU
---------------

(1) Does not include 782,500 shares of Common Stock reserved for issuance pursuant to outstanding stock options under the Company's 1997 Omnibus Stock and Incentive Plan (the "1997 Stock Incentive Plan"), which options are exercisable at the initial public offering price. See
    "Management -- Compensation Pursuant to Plans -- 1997 Stock Incentive Plan" and "Description of Capital Stock."

                             SUMMARY FINANCIAL DATA

     The following sets forth summary combined financial and operating information for the Company: (i) on a historical basis for each of the periods and dates indicated; and (ii) on a pro forma basis for each of the periods and dates indicated. The following information should be read in conjunction with the financial statements and notes thereto of the Company included elsewhere in this Prospectus. The historical financial information for the Company as of and for the fiscal years ended December 31, 1996, 1995 and 1994 has been derived from the Company's historical financial statements audited by Ernst & Young LLP, independent auditors, whose report with respect thereto is included elsewhere in this Prospectus.

                                                 SIX MONTHS ENDED JUNE 30,               YEAR ENDED DECEMBER 31,
                                              -------------------------------   ------------------------------------------
                                                  1997                              1996
                                              PRO FORMA(1)    1997      1996    PRO FORMA(1)    1996      1995      1994
                                              ------------   -------   ------   ------------   -------   -------   -------
                                                                  (IN THOUSANDS EXCEPT PER SHARE DATA)
Statement of Income Data:
  Revenues:
    Resident and health care revenue........    $10,428      $10,428   $6,955     $16,662      $13,692   $13,238   $12,761
    Rental and lease income.................      2,158        2,158      648       5,691        1,101     1,231     1,235
    Unaffiliated management services
      revenue...............................        949          949       53         801          801        --        --
    Affiliated management services
      revenue...............................        701          701    1,419       1,753        2,708     2,778     3,113
    Development fees........................        370          370       --         674          673        --        --
    Other...................................        461          461      438         924          924       871       800
                                                -------      -------   ------     -------      -------   -------   -------
        Total revenues......................     15,067       15,067    9,513      26,505       19,899    18,118    17,909
                                                -------      -------   ------     -------      -------   -------   -------
  Expenses:
    Operating expenses......................      8,080        8,080    5,394      13,526       10,798    10,287    10,142
    General and administrative
      expenses(2)...........................      2,000        3,933    2,465       4,967        5,493     4,364     4,595
    Depreciation and amortization...........        994          950      779       2,140        1,481     1,776     1,707
                                                -------      -------   ------     -------      -------   -------   -------
        Total expenses......................     11,074       12,963    8,638      20,633       17,772    16,427    16,444
                                                -------      -------   ------     -------      -------   -------   -------
  Income from operations....................      3,993        2,104      875       5,872        2,127     1,691     1,465
  Other income (expense):
    Interest income.........................        832          794      206         483          432       368       122
    Interest expense........................       (344)        (419)     (75)       (966)        (221)     (278)     (261)
    Gain on sale of properties(3)...........         --           --       --         825          438        --        --
    Equity in earnings on investments.......         --           --      398          --          459        --        --
    Other...................................         --           --       26         (72)          42        --       (16)
                                                -------      -------   ------     -------      -------   -------   -------
  Income before income taxes and minority
    interest in combined partnerships.......      4,481        2,479    1,430       6,142        3,277     1,781     1,310
  Provision for income taxes(4).............         --           --       --          --           --       (18)     (130)
                                                -------      -------   ------     -------      -------   -------   -------
  Income before minority interest in
    combined partnerships...................      4,481        2,479    1,430       6,142        3,277     1,763     1,180
  Minority interest in combined
    partnerships............................       (395)      (1,266)    (650)       (527)      (1,224)     (760)     (634)
                                                -------      -------   ------     -------      -------   -------   -------
  Net income................................    $ 4,086      $ 1,213   $  780     $ 5,615      $ 2,053   $ 1,003   $   546
                                                =======      =======   ======     =======      =======   =======   =======
Pro Forma Net Income (unaudited)(5):
  Net income................................    $ 4,086      $ 1,213              $ 5,615      $ 2,053
  Pro forma income taxes....................     (1,614)        (479)              (2,218)        (811)
                                                -------      -------              -------      -------
  Pro forma net income......................    $ 2,472      $   734              $ 3,397      $ 1,242
                                                =======      =======              =======      =======
  Pro forma net income per share data:
    Pro forma net income per share..........    $  0.13                           $  0.18
                                                =======                           =======
    Shares used in computing pro forma net
      income per share(1)...................     18,367                            18,367
                                                =======                           =======

                                                                   AT JUNE 30, 1997              AT DECEMBER 31,
                                                              --------------------------   ---------------------------
                                                              PRO FORMA(1)    HISTORICAL    1996      1995      1994
                                                              ------------    ----------   -------   -------   -------
                                                                                  ($ IN THOUSANDS)
Balance Sheet Data:
  Cash and cash equivalents.................................    $26,383        $13,199     $10,819   $10,017   $ 8,799
  Working capital...........................................     25,803          5,138       9,567     6,784     5,938
  Total assets..............................................     90,901         56,634      33,203    29,747    29,913
  Long-term debt, including current portion.................      6,946         13,613         666     2,687     2,192
  Equity....................................................     71,451         18,789      17,201    14,447    12,495

                                                  SIX MONTHS ENDED JUNE 30,           YEAR ENDED DECEMBER 31,
                                                 ----------------------------   ------------------------------------
                                                     1997                           1996
                                                 PRO FORMA(1)   1997    1996    PRO FORMA(1)   1996    1995    1994
                                                 ------------   -----   -----   ------------   -----   -----   -----
Other Data (at end of period):
  Facilities:
    Owned(6)...................................        17          17      19         17          17      20      23
    Managed for third parties..................        15          15       1         15          15      --      --
    Leased from third party(7).................         1           1      --         --          --      --      --
                                                    -----       -----   -----      -----       -----   -----   -----
                                                       33          33      20         32          32      20      23
                                                    =====       =====   =====      =====       =====   =====   =====
  Resident capacity:
    Owned(6)...................................     2,572       2,572   2,840      2,572       2,572   2,949   3,250
    Managed for third parties..................     2,372       2,372     117      2,325       2,325      --      --
    Leased from third party(7).................        98          98      --         --          --      --      --
                                                    -----       -----   -----      -----       -----   -----   -----
                                                    5,042       5,042   2,957      4,897       4,897   2,949   3,250
                                                    =====       =====   =====      =====       =====   =====   =====
  Occupancy rates(8):
    Owned and operated(9)......................        95%         95%     91%        92%         92%     91%     89%
    Managed for third parties(10)..............        95%         95%     --         94%         94%     --      --
    Leased from third party(7).................        95%         95%     --         --          --      --      --

---------------

 (1) Gives effect to the consummation of the Offering and the completion of the Formation Transactions (as more specifically described under "Prospectus Summary -- The Offering," "The Company -- Formation Transactions," and "Use of Proceeds") as if they had occurred on January 1, 1996 for the statement of income data and on June 30, 1997 for the balance sheet data.

 (2) General and administrative expenses include officers' salaries of $2,600,000 and $1,658,000 for the six months ended June 30, 1997 and 1996, respectively, and $3,372,000, $2,976,000 and $3,443,000 for the years ended December 31, 1996, 1995 and 1994, respectively. These amounts are primarily comprised of salaries and bonuses paid to the founders and were based in part on Federal income tax regulations regarding distributions of closely held corporations and S corporations. After the Offering, these Federal income tax regulations will no longer apply to the Company and the pro forma amounts include approximately $378,000 and $189,000 for founders' salaries and bonuses for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, which are based on the founders' employment agreements. See "Management -- Employment Agreements."

 (3) The historical statement of income for the year ended December 31, 1996 includes a gain of $438,000 on the sale of two multi-family rental properties on November 1, 1996. The pro forma statement of income for the year ended December 31, 1996 also includes the sale of one community on May 1, 1996 which resulted in: (i) a gain of $387,000 representing the difference between the carrying value of the community and the sales proceeds; and (ii) an extraordinary gain of $953,000 (which is not reflected in the pro forma statement of income).

 (4) A provision for income taxes was recorded by the Company from inception through February 1, 1995. No provision for income taxes has been recorded after February 1, 1995 as the operating companies included in the historical combined financial statements are S corporations or partnerships and accordingly are not subject to income taxes.

 (5) The provision for income taxes to arrive at pro forma net income assumes a combined Federal and state effective income tax rate of 39.5%.

 (6) Includes communities in which the Company owns interests and which it operates, and communities in which the Company owns interests and which are operated by third parties under leases which were in place when the Company acquired its interests. See "Business -- Operating Communities."

 (7) The Company has managed this community from September 1, 1996 through May 31, 1997 and acquired a leasehold interest in it effective June 1, 1997.

 (8) Occupancy rates are based on the ratio of occupied units to total available units for independent and assisted living residences, and occupied beds to available beds on a per diem basis for skilled nursing beds as of the end of each period.

 (9) Does not include communities owned by the Company and leased to third parties pursuant to leases under which the Company receives rent regardless of whether the units are occupied. See "Business -- Operating Communities."

(10) Does not include occupancy information on Buckner Westminster Place and Buckner Haven. See "Business -- Operating Communities."

                                  RISK FACTORS

     An investment in the Common Stock involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before making a decision to purchase Common Stock in the Offering.

NO ASSURANCE AS TO ABILITY TO MANAGE GROWTH

     The Company intends to expand its operations through the development, expansion and acquisition of senior living communities, as well as through the expansion of the Company's home health care services. The success of the Company's growth strategy will depend, in large part, on its ability to effectively operate such communities or home health care agencies, as to which there can be no assurance. The Company's growth plans will also place significant demands on the Company's management and operating personnel. The Company's ability to manage its future growth effectively will require it to continue to attract, retain, train, motivate, and manage key employees. If the Company is unable to manage its growth effectively, its business, results of operations, and financial condition may be adversely affected. See
"Business -- Growth Strategies" and "Management -- Executive Officers, Directors and Key Employees."

NO ASSURANCE AS TO ABILITY TO DEVELOP AND EXPAND ADDITIONAL SENIOR LIVING COMMUNITIES

     An integral component of the Company's growth strategy is to develop, expand and acquire senior living communities. As part of its growth strategy, the Company is currently developing 17 new senior living communities, with an estimated aggregate capacity for 3,130 residents, and is expanding 12 existing senior living communities to add capacity to accommodate an additional 994 residents. The Company's ability to successfully develop and expand senior living communities will depend on a number of factors, including, but not limited to, the Company's ability to acquire suitable development sites at reasonable prices; the Company's success in obtaining necessary zoning, licensing, and other required governmental permits and authorizations; and the Company's ability to control construction costs and accurately project completion schedules. In addition, the Company's development and expansion plans are subject to numerous factors over which it has little or no control, including competition for developable properties; shortages of labor or materials; changes in applicable laws or regulations or their enforcement; the failure of general contractors or subcontractors to perform under their contracts; strikes; and adverse weather conditions. As a result of these factors, there can be no assurance that the Company will not experience construction delays, that it will be successful in developing and constructing currently planned or additional senior living communities, or that any developed senior living communities will be economically successful. If the Company's development and expansion schedule is delayed, the Company's growth plans could be adversely affected. Additionally, the Company anticipates that the development and expansion of senior living communities may involve a substantial commitment of capital for a period of time of two years or more until the communities are operating and producing revenue, the consequence of which could be an adverse impact on the Company's liquidity. In addition, there can be no assurance that once operating, such communities will be profitable. See "Business -- Growth Strategies."

RISKS IN ACQUISITIONS OF COMMUNITIES AND COMPLEMENTARY BUSINESSES; DIFFICULTIES OF INTEGRATION

     The Company may make strategic acquisitions of senior living communities (which may include a variety of independent living, assisted living, and skilled nursing communities), home health care agencies, and other properties or businesses that are complementary to the Company's operations and growth strategy. The acquisition of existing communities or other businesses involves a number of risks. Existing communities available for acquisition frequently serve or target different markets than those presently served by the Company. The Company may also determine that renovations of acquired communities and changes in staff and operating management personnel are necessary to successfully integrate such communities or businesses into the Company's existing operations. The costs incurred to reposition or renovate newly acquired communities may not be recovered by the Company. In undertaking acquisitions, the Company also may be adversely impacted by unforeseen liabilities attributable to the prior operators of such communities or businesses, against whom the Company may have little or no recourse. The success of the Company's acquisition strategy will be determined by numerous factors, including the Company's ability to identify suitable acquisition candidates; the competition for such acquisitions; the purchase price; the requirement to make operational or structural changes and improvements; the financial performance of the communities or businesses after acquisition; the Company's ability to finance the acquisitions; and the Company's ability to integrate effectively any acquired communities or businesses into the Company's management, information, and operating systems. There can be no assurance that the Company's acquisition of senior living communities and complementary properties and businesses will be completed at the rate currently expected, if at all, or, if completed, that any acquired communities or businesses will be successfully integrated into the Company's operations.

OFFERING TO BENEFIT EXISTING STOCKHOLDERS; CONFLICTS OF INTEREST

     Simultaneously with the completion of the Offering, the Company will complete the Formation Transactions, which will benefit the existing stockholders of the Company. The Company will use a substantial portion of the net proceeds of the Offering to complete the Formation Transactions and repay the Formation Note (as defined herein). At the mid-point, low end and high end of the price range set forth on the cover page of this Prospectus, the principal amount of the Formation Note would be $17.4 million, $13.2 million, and $21.5 million, respectively. The Formation Transactions were not the result of arms' length negotiations. Although the price to be paid by the Company for certain of the assets to be acquired in the Formation Transactions from a related party was based on a third-party appraisal of the estimated value of those assets, the consideration to be paid to the Company's existing stockholders in exchange for the contribution of certain other assets to be acquired in the Formation Transactions was not based upon a third-party appraisal of those assets. There can be no assurance that the value of any of the assets acquired or contributed in the Formation Transactions are equivalent to the consideration to be paid by the Company. Further, a minority limited partner of CSLC (as defined herein) could challenge the Company's acquisition of such assets, which could adversely affect the Company's ability to consummate such acquisition. The Company has not received any challenge to these transactions. Consummation of the Offering is subject to completion of the Formation Transactions. See "The
Company -- Formation Transactions," "Use of Proceeds," and "Certain
Transactions."

     The Company expects to continue to be a party to certain transactions with affiliates, as described in "Certain Transactions." The Company has implemented a policy requiring any material transaction (or series of related transactions) between the Company and related parties to be approved by a majority of the directors who have no beneficial or economic interest in such related party upon such directors' determination that the terms of the transaction are no less favorable to the Company than those that could have been obtained from third parties. See "Management -- Executive Officers, Directors and Key Employees" and "Certain Transactions -- Policy of the Board of Directors."

RISKS ASSOCIATED WITH THIRD-PARTY MANAGEMENT BUSINESS

     The Company currently manages 15 senior living communities for third parties pursuant to multi-year management contracts. The management contracts have terms of between four and 15 years. While the management contracts are generally terminable by the community owner only for cause, in certain cases the community owner may terminate the contract upon 30 days' notice to the Company in the event of a sale of the community. In those contracts which are terminable in the event of a sale of the community, the Company has certain rights to offer to purchase the community. In addition, certain of the management contracts are based on a fixed fee. To the extent that the costs associated with providing services under such contracts increase faster than the fees established under such contracts, the Company's earnings could be reduced. The factors affecting the financial performance of communities managed under contracts with third parties do not vary substantially from the factors affecting performance of owned communities, although the risk of termination related to managed communities is qualitatively different from certain risks associated with owned communities, such as liabilities of a property owner for compliance with environmental laws. See "Business -- Third-Party Management Contracts."

CONTROL BY MANAGEMENT AND CERTAIN STOCKHOLDERS

     Upon completion of the Offering, the Company's officers and directors and entities controlled by them will, collectively, beneficially own approximately 51% of the outstanding shares of Common Stock (approximately 48% if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons will have the ability, by voting their shares in concert, to control the election of the Company's Board of Directors and the outcome of all other matters submitted to the Company's stockholders. Furthermore, such influence could deter any unsolicited acquisition of the Company and, consequently, adversely affect the market price of the Common Stock. See "Principal Stockholders."

INCREASING COMPETITION

     The senior living services industry is highly competitive, and the Company expects that all segments of the industry will become increasingly competitive in the future. The Company competes with other companies providing independent living, assisted living, skilled nursing, home health care, and other similar services and care alternatives. Although the Company believes there is a need for senior living communities in the markets where the Company is operating and developing residences, the Company expects that competition will increase from existing competitors and new market entrants, some of whom may have substantially greater financial resources than the Company. In addition, some of the Company's competitors operate on a not-for-profit basis or as charitable organizations and have the ability to finance capital expenditures on a tax-exempt basis or through the receipt of charitable contributions, neither of which are available to the Company, except indirectly through its alliances with not-for-profit organizations. Furthermore, if the development of new senior living communities (particularly given the current rapid pace of development of new senior living communities) outpaces the demand for such communities in the markets in which the Company has or is developing senior living communities, such markets may become saturated. An oversupply of such communities in the Company's markets could cause the Company to experience decreased occupancy, reduced operating margins, and lower profitability. See
"Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the services of its executive officers (particularly the Company's Co-Chairman and Chief Executive Officer, Jeffrey L. Beck, and the Company's Co-Chairman and Chief Operating Officer, James A. Stroud) for the management of the Company. The loss by the Company of certain of its executive officers and the inability to attract and retain qualified management personnel could adversely affect the Company's business, financial condition, and results of operations. In particular, certain matters regarding Mr. Stroud may impact his ability to continue to serve as an employee of the Company. See "Management -- Executive Officers, Directors and Key Employees."

COMMUNITY MANAGEMENT, STAFFING, AND LABOR COSTS

     The Company competes with other providers of senior living and health care services with respect to attracting and retaining qualified management personnel responsible for the day-to-day operations of each of the Company's communities and skilled technical personnel responsible for providing resident care. A shortage of nurses or trained personnel may require the Company to enhance its wage and benefits package in order to compete in the hiring and retention of such personnel or to hire more expensive temporary personnel. The Company will also be dependent on the available labor pool of semi-skilled and unskilled employees in each of the markets in which it operates. No assurance can be given that the Company's labor costs will not increase, or that, if they do increase, they can be matched by corresponding increases in rates charged to residents. Any significant failure by the Company to attract and retain qualified management and staff personnel, to control its labor costs, or to pass on any increased labor costs to residents through rate increases could have a material adverse effect on the Company's business, financial condition, and results of operations.

DEPENDENCE ON PRIVATE PAY RESIDENTS

     Approximately 94% of the Company's total revenues and reimbursable expenses for the year ended December 31, 1996, and approximately 93% of the Company's total revenues and reimbursable expenses for the six months ended June 30, 1997, were attributable to private pay sources. For the same periods, approximately 6% and 7%, respectively, of the Company's revenues and reimbursable expenses were attributable to reimbursements from Medicare and Medicaid. The Company expects to continue to rely primarily on the ability of residents to pay for the Company's services from their own or familial financial resources. Inflation or other circumstances that adversely affect the ability of the elderly to pay for the Company's services could have a material adverse effect on the Company's business, financial condition, and results of operations.

NEED FOR ADDITIONAL FINANCING; EXPOSURE TO RISING INTEREST RATES

     The Company's ability to meet its growth objectives and to satisfy its working capital needs will depend, in part, on its ability to obtain additional financing on acceptable terms from available financing sources, including the use of off balance sheet financing. There can be no assurance that such financing will be available or that, if available, future debt instruments will not also include covenants restricting the Company's ability to incur additional debt. Moreover, raising additional funds through the issuance of equity securities could cause existing stockholders to experience further dilution and could adversely affect the market price of the Common Stock. There can be no assurance that the Company will be successful in securing additional financing, that adequate financing will be available and, if available, will be on terms that are acceptable to the Company, or that off balance sheet financing will be available. The Company's inability to obtain additional financing on acceptable terms could delay or eliminate some or all of the Company's growth plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Future indebtedness, including amounts available under the LBHI Loan (which bears interest at the 30-day LIBOR rate plus 0.50%), and lease obligations may be based on floating interest rates prevailing from time to time. Therefore, increases in prevailing interest rates could increase the Company's interest or lease payment obligations and could have a material adverse effect on the Company's business, financial condition, and results of operations.

LIMITED COMBINED OPERATING HISTORY

     While the Company and its predecessors have provided senior living services since 1990, these operations have not been conducted under a single entity. The Company is acquiring all of its assets in the Formation Transactions and there can be no assurance that the Company will be able to effectively integrate the ownership and operation of these assets acquired. The Company itself has a limited operating history upon which investors may evaluate the performance of the Company as an integrated entity. See "The Company -- Formation Transactions."

GOVERNMENT REGULATION AND THE BURDENS OF COMPLIANCE

     Federal and state governments regulate various aspects of the Company's business. The development and operation of health care facilities and the provision of health care services are subject to federal, state, and local licensure, certification, and inspection laws that regulate, among other matters, the number of licensed beds, the provision of services, the distribution of pharmaceuticals, billing practices and policies, equipment, staffing (including professional licensing), operating policies and procedures, fire prevention measures, environmental matters, and compliance with building and safety codes. Failure to comply with these laws and regulations could result in the denial of reimbursement, the imposition of fines, temporary suspension of admission of new patients, suspension or decertification from the Medicare program, restrictions on the ability to acquire new communities or expand existing communities, and, in extreme cases, the revocation of a community's license or closure of a community. There can be no assurance that federal, state, or local governments will not impose additional restrictions on the Company's activities that could materially adversely affect the Company.

     Many states, including several of the states in which the Company currently operates, control the supply of licensed skilled nursing beds and home health care agencies through certificate of need ("CON") programs. In those states, approval is required for the construction of new health care communities, the addition of licensed beds, and certain capital expenditures at such communities, as well as the opening of a home health care agency. To the extent that a CON or other similar approval is required for the acquisition or construction of new communities, the expansion of the number of licensed beds, services, or existing communities, or the opening of a home health care agency, the Company could be adversely affected by the failure or inability to obtain such approval, changes in the standards applicable for such approval, and possible delays and expenses associated with obtaining such approval. In addition, in most states, the reduction of the number of licensed beds or the closure of a community requires the approval of the appropriate state regulatory agency and, if the Company were to seek to reduce the number of licensed beds at, or to close, a community, the Company could be adversely affected by a failure to obtain or a delay in obtaining such approval.

     Federal and state anti-remuneration laws, such as "anti-kickback" laws, govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. Federal anti-kickback laws have been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral. Similar state laws vary, are sometimes vague, and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in Medicare and Medicaid programs. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company.

     Under the Americans with Disabilities Act of 1990, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional federal, state, and local laws exist that also may require modifications to existing and planned communities to create access to the properties by disabled persons. Although the Company believes that its communities are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial. See "Business -- Government Regulation."

RISKS OF CHINESE OPERATIONS

     In addition to normal investment risks, the Company's joint venture activities in China are subject to certain risks that are unique to that country. The Company intends to be one of the first providers of senior living services in China. There can be no assurance that the Company's products and services will be accepted in China. The value of the Company's interests in China may also be affected adversely by significant political, social, and legal uncertainties in China. A change in the policies of the Chinese government, including, changes in laws or regulations, or the interpretation thereof, taxation, restrictions on currency conversion, the imposition of exchange controls or price controls, or the expropriation of private or foreign business or property interests, could adversely affect the Company's interests in China. In addition, the Chinese currency is not freely convertible into United States dollars. Foreign investment enterprises are permitted to maintain up to a maximum amount of foreign exchange in their own foreign exchange account in China with respect to their regular foreign exchange revenue items. Foreign investment enterprises are required to sell any foreign exchange revenue beyond the prescribed maximum amount either to authorized foreign exchange banks or though swap centers in exchange for Chinese currency. There is no assurance that, even if converted to United States dollars, the Company will be able to repatriate any earnings from Chinese operations. Additionally, there is no assurance that the Chinese currency will not be subject to devaluation or depreciation or that shortages in the availability of foreign currency will not develop. The value of the Company's investments and profitability of its operations in China may be materially adversely affected by devaluation of the Chinese currency.

POTENTIAL FOR ENVIRONMENTAL LIABILITY

     Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation, or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or lease such property or to borrow using such property as collateral. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. The Company believes that there is no asbestos in the properties owned or operated by it. The Company has completed Phase I environmental audits of the communities in which the Company owns interests, and such surveys have not revealed any material environmental liabilities that exist with respect to these communities.

LIABILITY AND INSURANCE

     The provision of personal and health care services entails an inherent risk of liability. In recent years, participants in the senior living services industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and result in the incurrence of significant defense costs. Moreover, senior living communities offer residents a greater degree of independence in their daily living. This increased level of independence may subject the resident and the Company to certain risks that would be reduced in more institutionalized settings. The Company currently maintains insurance in amounts it believes are comparable to that maintained by other senior living companies based on the nature of the risks, its historical experience, and industry standards, and the Company believes that such insurance coverage is adequate. There can be no assurance, however, that claims in excess of the Company's insurance or claims not covered by the Company's insurance, such as claims for punitive damages, will not arise. A claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect upon the Company. In addition, the Company's insurance policies must be renewed annually. There can be no assurance that the Company will be able to obtain liability insurance in the future or that, if such insurance is available, it will be available on acceptable economic terms. See "Business -- Insurance and Legal Proceedings."

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Amended and Restated Certificate of Incorporation (the "Certificate") and the Company's Bylaws (the "Bylaws"), as well as Delaware corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions allow the Company to issue, without stockholder approval, preferred stock having rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements, including advance notice and super-majority voting provisions, that could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of the Board of Directors. As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) for three years following the date such person became an interested stockholder unless certain conditions are satisfied.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock. Upon completion of the Offering, the Company will have 18,367,347 shares of Common Stock outstanding. Of these shares, the 9,000,000 shares sold in the Offering will be freely tradeable without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act"), except for shares purchased by "affiliates" of the Company, as such term is defined in Rule 144 promulgated under the Securities Act. The remaining 9,367,347 shares, including the shares issued in the Formation Transactions, will be "restricted securities" within the meaning of Rule 144 and may not be resold in the public markets unless registered under the Securities Act or pursuant to an exemption, such as the safe harbor provided by Rule 144. The Company and all directors and executive officers of the Company (who in the aggregate will beneficially own 9,367,347 shares of Common Stock) and all of its stockholders will agree prior to the Offering, subject to certain exceptions, not to offer, sell, or otherwise dispose of any Common Stock for a period of 180 days after the date hereof, without the written consent of Lehman Brothers. See "Principal Stockholders" and "Shares Eligible For Future Sale."

     The Company intends to file a registration statement under the Securities Act to register the issuance of an aggregate of 1,565,000 shares under the Company's 1997 Stock Incentive Plan. See "Management -- Compensation Pursuant to Plans -- 1997 Stock Incentive Plan" and "Shares Eligible For Future Sale."

ABSENCE OF PRIOR PUBLIC TRADING MARKET; POSSIBLE VOLATILITY OF MARKET PRICE

     Prior to the Offering, there has been no public trading market for the Common Stock. The public offering price for the Common Stock will be determined by negotiations among the Company and the Underwriters based upon several factors and will not necessarily bear any relationship to the Company's assets, book value, results of operations, net worth, or any other generally accepted criteria of value, and should not be considered as indicative of the actual value of the Company. See "Underwriting." Although the Common Stock has been approved for listing on the New York Stock Exchange ("NYSE"), subject to official notice of issuance, there can be no assurance that an active trading market will develop or be sustained after the Offering. To the extent that an active trading market does develop, factors such as quarterly variations in the Company's financial results, announcements by the Company or others, general market conditions, or certain regulatory pronouncements may cause the market price of the Common Stock to fluctuate substantially. There can be no assurance that the Common Stock can be resold at or above the initial public offering price.

DILUTION

     Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the amount of $9.19 per share in the pro forma net tangible book value of their shares of Common Stock, based upon the assumed initial public offering price of $13.00 per share. See "Dilution."

                                  THE COMPANY

GENERAL

     The Company is one of the largest providers of senior living services in the United States in terms of resident capacity, according to the Assisted Living Federation of America's 1996 Annual Largest Provider Survey. The Company currently owns interests in and/or operates 33 communities in 17 states with a capacity of approximately 5,000 residents, including 17 communities in which it owns interests, 15 communities that it manages for third parties pursuant to multi-year management contracts and one community that it leases from a third party. The Company is currently developing 17 new communities which will have a capacity of approximately 3,130 residents and is expanding 12 existing communities to accommodate 994 additional residents. The Company also operates one home health care agency. Approximately 93% of the Company's revenues and reimbursable expenses are derived from private pay sources. At June 30, 1997, communities which the Company operates and in which it owns interests had an occupancy rate of approximately 95%, its managed communities had an occupancy rate of approximately 95%, and its leased community had an occupancy rate of approximately 95%. The Company and its predecessors have provided senior living services since 1990.

     The senior living services industry encompasses a broad and diverse range of living accommodations and health care services that are provided primarily to persons 65 years of age or older. For the elderly who require limited services, care in independent living ("IL") residences, supplemented at times by home health care, offers a viable option. Most independent living residences and retirement centers typically offer community living together with a basic services package consisting of meals, housekeeping, laundry, security, transportation, social and recreational activities and health care monitoring. As a senior's need for assistance increases, care in an assisted living ("AL") residence is often preferable and more cost-effective than home-based care or nursing home care. Typically, assisted living represents a combination of housing and 24-hour a day personal support services designed to aid elderly residents with activities of daily life ("ADLs"), such as ambulation, bathing, dressing, eating, grooming, personal hygiene and monitoring or assistance with medications. Certain assisted living residences may also provide assistance to residents with low acuity medical needs (generally consisting of assistance and reminders to residents that suffer from short periods of memory loss and dementia, including reminders regarding medications), or may offer higher levels of personal assistance for incontinent residents or residents with Alzheimer's disease or other cognitive or physical frailties. Generally, assisted living residents require higher levels of care than residents of independent living residences and retirement living centers, but require lower levels of care than patients in skilled nursing ("SN") facilities. For seniors who need the constant attention of a skilled nurse or medical practitioner, a skilled nursing facility may be required.

     The Company believes that the senior living services industry will require large capital infusions over the next 30 years to meet the growing demand for senior living facilities. The National Investment Conference has estimated that gross capital expenditures for the senior living marketplace will grow from $86 billion in 1996 to $126 billion in 2005 and to $490 billion in 2030, in order to accommodate increasing demand for senior living services.

     The Company's operating philosophy emphasizes a "continuum of care" which integrates independent living, assisted living, skilled nursing and home health care and provides senior citizens with the opportunity to "age in place." The Company is a fully integrated senior living services organization, with internal capabilities to operate, expand, develop, and acquire "purpose-built" senior living communities (i.e., communities designed for the efficient delivery of senior living services). The Company believes that its size, national scope and comprehensive information systems provide it with economies of scale in its operations and a platform for future growth. The Company anticipates that these factors will position it to capitalize on emerging trends in the senior living services industry and provide it with a competitive advantage.

     The Company has built a senior management team that it believes is one of the most experienced in the acquisition, development, and operation of senior living communities. The Company was founded by its co-chairmen Jeffrey L. Beck and James A. Stroud, who together have 35 years of experience in the residential and senior living services industries. The Company's eight executive officers have an average of 17 years of industry experience. In addition, the Company's 14 executive, regional and district officers have an average of 14 years of industry experience, and its 26 on-site executive directors have an average of 12 years of industry experience. The Company's senior management will own approximately 51% of the outstanding shares of Common Stock after giving effect to the Offering.

     The Company has distinguished itself from many of its competitors because it has been profitable in each quarter since 1992. The Company's management team has created substantial value through the intensive management of its communities. From 1992 through 1996, the Company achieved a compounded annual growth rate in net operating income before depreciation and amortization of 15.4% for the nine communities in which the Company owned interests and operated during that period. During the same period, revenues for such communities increased by a compounded annual growth rate of 5.4%, while expenses for such communities increased by a compounded annual growth rate of 2.9%.

  Growth Strategies

     The Company believes its current operations throughout the United States provide an established foundation for continued growth and that it has implemented the systems and attracted the personnel necessary to support its future growth plans. The Company plans to continue its growth principally through the following strategies:

     - Expand Existing Communities. The Company plans to expand certain of its existing communities to include additional independent living and assisted living residences (including special programs and living units for residents with Alzheimer's and other cognitive and physical frailties), and skilled nursing beds. The Company believes that the incremental returns on expansion projects are attractive because they enable the Company to spread the fixed costs associated with a single location over more units and to capitalize on a community's existing market presence. Moreover, expansions provide the Company with more flexible capacity to accommodate residents as they "age in place."

       The Company currently has 12 expansion projects which it expects to complete in 1998 and 1999, representing an aggregate increase in capacity of 994 residents. The Company or its strategic partners have purchased the land associated with six of the planned expansion projects, with an additional six parcels under contract to be acquired.

     - Develop New Communities. The Company's senior management has developed in excess of $350 million of senior living communities. In selected markets, the Company is developing new senior living communities that are designed to provide a quality lifestyle that is attractive to a large segment of the senior population. Markets are chosen based on a variety of factors, including demographic and economic factors, the supply of existing or potential senior living communities, as well as potential economies of scale that the Company may achieve through the clustering of communities in a given region. The Company plans to develop new communities, including its proprietary "Waterford" communities, which will be designed to provide middle-income seniors with amenities comparable to communities with higher resident fee structures. The Company plans to develop these communities for its own account, as well as in alliances with for-profit and not-for-profit organizations.

       The Company has commenced development of 17 senior living communities which are expected to be completed by 1999. Of these 17 new communities, 11 will be Waterford communities (with an expected capacity of approximately 1,496 residents). The Waterford communities will be developed pursuant to an arrangement with Tri Point under which Tri Point will fund the construction and lease-up costs and will pay the Company a fee for development and management services. The Company will have options to purchase the Waterford communities upon their completion. See "Certain Transactions -- Tri Point Development Agreement." In addition, six senior living communities are expected to be developed in strategic alliances with third parties (with an expected capacity of approximately 1,694 residents). The Company or its strategic partners have purchased the land associated with four of the planned development projects with an additional two parcels under contract to be acquired. Of the 17 new communities under development, four are to be owned by Buckner Retirement Services, Inc., two are to be owned by LCOR Incorporated and 11 are to be owned by Tri Point.

       The Company has executed a joint venture agreement pursuant to which it will form an entity to develop and operate senior living communities in major cities in the Peoples Republic of China. The Company currently expects that, following its initial development of senior living communities in China, the joint venture will sell individual units in the communities to prospective residents, and the Company will retain the operating responsibilities and management fees associated with such communities.

     - Pursue Strategic Acquisitions. The Company believes that the fragmented nature of the senior living services industry, combined with the Company's financial resources, national presence and extensive industry relationships, should provide it with ample acquisition opportunities. The Company intends to continue to: (i) increase its ownership interests in certain communities in which it already possesses an ownership interest; (ii) pursue single or portfolio acquisitions of senior living communities; and (iii) pursue strategic acquisitions of other senior living services companies as the industry consolidates.

     - Expand Home Health Care Services. The Company plans to establish or acquire additional home health care agencies to permit it to expand the range of services that it offers at its senior living communities. In addition, home health care services are planned to be offered in many of the Company's newly-developed communities and expanded communities. The Company currently intends to establish approximately five new home health care agencies at its owned communities by the fourth quarter of 1998.

     The Company believes that it will have significant capacity to fund additional growth by virtue of its capital structure. Upon completion of the Offering, the Company's ratio of debt-to-total market capitalization (i.e., total indebtedness divided by the sum of total indebtedness plus the market value of outstanding Common Stock) will be less than 3%, and at June 30, 1997, on a pro forma basis after giving effect to the Offering, the Company would have had cash and cash equivalents of approximately $26.4 million.

     The success of the Company's growth strategy will depend, in large part, on the Company's ability to effectively integrate the operations and assets acquired in the Formation Transactions, as well as new senior living communities that are acquired or developed. In addition, the Company will need to effectively manage the varying sources of revenue resulting from the Company's ownership, management and development of senior living communities and home health care agencies. See "Risk Factors -- No Assurance as to Ability to Manage Growth," "-- Risks in Acquisitions of Communities and Complementary Businesses; Difficulties of Integration," and "-- Risks Associated with Third-Party Management Business."

     The Company was incorporated under the laws of the State of Delaware in October 1996. The Company's principal executive offices are located at 14160 Dallas Parkway, Suite 300, Dallas, Texas 75240, and its telephone number at that address is (972) 770-5600.

FORMATION TRANSACTIONS

     The Company was incorporated in October 1996 in anticipation of the Offering. Simultaneously with the consummation of the Offering, the Company, the Company's founders, Messrs. Beck and Stroud, Lawrence A. Cohen, Vice Chairman and Chief Financial Officer of the Company, and affiliates of Messrs. Beck and Stroud will complete a series of transactions (the "Formation Transactions") that will result in the reorganization of the Company (the "Formation"). Following the Offering, all of the Company's operations will be conducted by the Company or its wholly owned subsidiaries.

     As part of the Formation Transactions, Messrs. Beck and Stroud (and their affiliates) will contribute all of the capital stock of Capital Senior Living, Inc., Capital Senior Management 1, Inc., Capital Senior Management 2, Inc., Capital Senior Development, Inc., and, with Lawrence A. Cohen, of Quality Home Care, Inc. (the "Contributed Entities") to the Company in exchange for the issuance of 7,687,347 shares of Common Stock and the issuance of separate notes to Messrs. Beck, Stroud and Cohen in the aggregate principal amount of $17.4 million (collectively, the "Formation Note"). The number of shares of Common

Stock to be issued and the principal amount of the Formation Note were established by Messrs. Beck and Stroud and the Company in connection with the Formation based on an assessment of the value of the Contributed Entities and the value of the Acquired Assets. The Formation Note will be repaid from net proceeds of the Offering. Such repayment received by Messrs. Beck and Stroud will in turn be used by them to pay tax obligations which they will incur in connection with the Formation. The primary assets of the Contributed Entities consist of third-party management contracts, development contracts and a home health care agency. See "Risk Factors -- Offering to Benefit Existing Stockholders; Conflicts of Interest."


     Also as part of the Formation Transactions, the Company will purchase substantially all of the assets (the "Acquired Assets"), other than working capital items, of Capital Senior Living Communities, L.P., a Delaware limited partnership ("CSLC"), for the assumption of approximately $70.0 million of debt plus cash sufficient so that the sum of the debt assumed plus cash equals $72.9 million (subject to closing prorations and other adjustments described in the following paragraph), and new construction in progress at CSLC's Cottonwood community will be transferred to the Company for assumption by the Company of the related construction loan which had an outstanding balance of approximately $886,000 as of October 21, 1997 (the "Asset Acquisition"). The Acquired Assets of CSLC are: (i) four senior living communities located in Cottonwood, Arizona, Indianapolis, Indiana, Merrillville, Indiana and Canton, Ohio; (ii) approximately 56% of the limited partner interests in HealthCare Properties, L.P., a Delaware limited partnership ("HCP"); and (iii) approximately 31% of the aggregate principal amount of certain notes (the "NHP Notes") issued by NHP Retirement Housing Partners I, L.P., a Delaware a limited partnership ("NHP") and approximately 3% of the outstanding limited partnership interests of NHP. The primary assets of HCP consist of: (i) approximately $9.5 million in cash and cash equivalents at June 30, 1997; (ii) four physical rehabilitation facilities located in Orlando, Florida, Nashville, Tennessee, Lancaster, South Carolina, and Martin, Tennessee; and (iii) four skilled nursing communities located in Evansville, Indiana, Cambridge, Massachusetts, Fort Worth, Texas, and Austin, Texas. The outstanding principal amount of all of the NHP Notes at June 30, 1997 was $42.7 million. The NHP Notes accrue interest at a rate of 13% per annum, pay cash interest at a rate of 7% per annum, are secured by substantially all of the assets of NHP, and mature on December 31, 2001. The primary assets of NHP consist of five senior living communities located in Buffalo, New York, Sacramento, California (two communities), Detroit, Michigan, and Boca Raton, Florida. Messrs. Beck and Stroud control approximately 66% of the limited partnership interests in CSLC and will initiate the steps to begin the liquidation of CSLC, pursuant to the terms of CSLC's partnership agreement, following completion of the Formation Transactions. The purchase price to be paid for the Acquired Assets is determined as follows: (i) CSLC's communities, other than construction in process, are valued based on the appraised value of the communities; (ii) CSLC's investment in HCP is valued based on the appraised value of HCP's communities, adjusted for working capital items and other assets and liabilities that would be settled in cash, multiplied by the percentage of HCP owned by CSLC; (iii) CSLC's investment in the NHP Notes is valued based on discounting the amount of principal and interest payments to be made through the maturity date of the NHP Notes (December 31, 2001); and (iv) CSLC's investment in the NHP limited partnership interests is valued at its historical cost basis which approximates fair value. The appraised values for the communities have been determined by third-party appraisals.


     The purchase price to be paid for the Acquired Assets has been calculated as of June 30, 1997 utilizing the ownership percentages of CSLC's investments in HCP and the NHP Notes existing as of that date. It is anticipated that as a result of changes in assets and liabilities of HCP and increases in the investments in HCP and the NHP Notes subsequent to June 30, 1997, the purchase price at the closing of the Offering will be in the range of $73.6 million to $75.6 million, excluding any construction in progress financed through the LBHI Loan. The anticipated increase in the purchase price from $72.9 million will be paid in cash with net proceeds from the Offering. See "Use of Proceeds."

     The following chart depicts the organizational structure of the Company following the Offering:

                                    [Chart]
---------------

(1) The Contributed Entities consist of the following: Capital Senior Living, Inc.; Capital Senior Management 1, Inc.; Capital Senior Management 2, Inc.; Capital Senior Development, Inc.; and Quality Home Care, Inc.

(2) The Acquired Assets will be owned by a newly formed, wholly-owned subsidiary of the Company.

(3) The remaining outstanding limited partnership interests in HCP and NHP that are not owned by the Company, and the remaining outstanding NHP Notes not owned by the Company, are publicly held.

     CSLC, HCP and NHP are limited partnerships required to file periodic reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The general partner of CSLC is Retirement Living Communities, an Indiana limited partnership, which is beneficially owned by Messrs. Beck and Stroud. The general partner of HCP and NHP is Capital Realty Group Senior Housing, Inc. ("Senior Housing"), an entity beneficially owned by Mr. Beck and Mr. Stroud. The general partners of CSLC, HCP and NHP will remain beneficially owned by Messrs. Beck and Stroud after completion of the Formation Transactions. As part of the Formation Transactions, the Company has received a ten-year option to purchase all of the capital stock of Senior Housing at fair market value (as determined by an independent appraisal), which it intends to exercise in 1998, but has no obligation to do so. Pending such exercise, any fees received by Senior Housing from HCP or NHP will be assigned to the Company.


     The debt to be assumed by the Company in the Asset Acquisition consists of a $77.0 million mortgage loan commitment made on June 30, 1997 to CSLC by Lehman Brothers Holdings, Inc. ("LBHI"), an affiliate of Lehman Brothers (the "LBHI Loan"), of which $70.0 million was outstanding on July 1, 1997. Of the proceeds from the LBHI Loan, $5.5 million was used to repay outstanding amounts under the CSLC's prior credit facility, $64.5 million was used by CSLC to purchase U.S. Treasury securities and the remaining $7.0 million is available to fund expenditures associated with the expansion of one of CSLC's communities. The LBHI Loan was incurred by CSLC for the purpose of refinancing the outstanding debt due under CSLC's prior credit facility and to provide construction financing for the expansion of one of CSLC's communities. The U.S. Treasury securities were acquired with proceeds of the LBHI Loan to provide collateral for the borrowings thereunder. The U.S. Treasury securities were sold under a repurchase agreement with Lehman Brothers, with a term equal to their maturity. It is expected that, upon consummation of the

Offering and as a part of the Formation Transactions, the Acquired Assets will be acquired by the Company through assumption of the LBHI Loan, the repurchase agreement will be cancelled and the LBHI Loan will be reduced by the Company with net proceeds of the Offering. See "Use of Proceeds." The U.S. Treasury securities will revert to CSLC for use or disposition as determined by CSLC, and the Company will have no interest in such securities.

     See "Use of Proceeds," "Risk Factors -- Offering to Benefit Existing Stockholders; Conflicts of Interest," "Certain Transactions -- Organization of the Company," "-- Formation Transactions," and "Underwriting."

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock offered hereby are estimated to be approximately $107.6 million (approximately $123.8 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $13.00 per share (the mid-point of the price range shown on the cover page of this Prospectus) and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The Company will use approximately $70.0 million of the net proceeds of the Offering to reduce the outstanding balance of the LBHI Loan, $5.5 million of which was used to repay outstanding amounts under CSLC's prior credit facility and $64.5 million of which was used by CSLC to purchase U.S. Treasury securities. The $7.0 million of borrowings that will remain available to the Company under the LBHI Loan will be refinanced following the Offering to fund expenditures associated with the expansion of one of the Company's communities. Borrowings under the LBHI Loan bear interest at the 30-day LIBOR rate plus 0.50% and mature on December 31, 1997. See "Certain Transactions -- LBHI Loan." The Company expects to use the balance of the net proceeds remaining after reduction of the LBHI Loan as follows: (i) approximately $2.9 million will be paid to CSLC in order to purchase the Acquired Assets (which amount will be subject to increase to reflect a corresponding increase in the value of the Acquired Assets due to CSLC's purchase of additional limited partnership interests in HCP and NHP Notes subsequent to June 30, 1997, as described under "The
Company -- Formation Transactions", and other closing proration adjustments);
(ii) $17.4 million to repay the Formation Note; (iii) approximately $5.0 million to fund its anticipated contribution and costs associated with its development alliances with not-for-profit and for-profit organizations in the United States;
(iv) approximately $2.0 million to fund its anticipated contribution and costs associated with its venture in China; and (v) repayment of $1.2 million of notes payable and accrued interest to the Company's founders and an affiliate. The Company may use a portion of the remaining $9.1 million of net proceeds over the next 12 to 18 months to purchase additional interests in the Company's existing senior living communities, although there are no agreements or commitments to do so. If not used to purchase such additional interests, such net proceeds will be used for general corporate purposes, including working capital.

     Pending the use of the net proceeds as described above, the net proceeds will be invested in short-term, investment-grade securities.

                                DIVIDEND POLICY

     Following the Offering, it will be the policy of the Company's Board of Directors to retain all future earnings to finance the operation and expansion of the Company's business. Accordingly, the Company does not anticipate declaring or paying cash dividends on the Common Stock in the foreseeable future. The payment of cash dividends in the future will be at the sole discretion of the Company's Board of Directors and will depend on, among other things, the Company's earnings, operations, capital requirements, financial condition, restrictions in then existing financing agreements, and other factors deemed relevant by the Board of Directors.

     Since the respective dates of their incorporation, the Contributed Entities have elected to operate as S corporations under Subchapter S of the Internal Revenue Code. As a result, the Contributed Entities' earnings for the period commencing on the dates of their incorporation and ending on the day preceding the date of termination of their S corporation status have been or will be, as the case may be, taxed for Federal income tax purposes, with certain exceptions, directly to the stockholders of the Contributed Entities. The termination of the Contributed Entities' S corporation status will occur on the date of the completion of the Offering. Commencing upon the completion of the Offering, the Contributed Entities will no longer be treated as S corporations and, accordingly, will be fully subject to Federal income taxes.

                                 CAPITALIZATION

     The following table sets forth at June 30, 1997, the historical capitalization of the Company and the pro forma capitalization as adjusted to reflect: (i) the Offering; (ii) the funding and subsequent repayment of the LBHI Loan; and (iii) the Formation Transactions. The table should be read in conjunction with the Combined Financial Statements and the related notes thereto, the "Pro Forma Combined Financial Statements," "The
Company -- Formation Transactions," and "Use of Proceeds" contained elsewhere in this Prospectus.

                                                                AT JUNE 30, 1997
                                                              ---------------------
                                                                              AS
                                                              ACTUAL       ADJUSTED
                                                              -------      --------
                                                                 (IN THOUSANDS)
Long-term debt (including current portion)..................  $13,613       $ 6,946
                                                              -------       -------
Minority interest in combined partnerships..................   20,749        11,090
                                                              -------       -------
Equity:
  Partners' capital.........................................   19,370            --
  Preferred Stock, $.01 par value,
     15,000,000 shares authorized; no shares issued and
     outstanding............................................       --            --
  Common Stock, $.01 par value,
     65,000,000 shares authorized; 1,680,000 shares issued
     and outstanding, historical; and 18,367,347 issued and
     outstanding, as adjusted(1)............................       17           183
  Additional paid-in capital................................       27        71,938
  Retained earnings (deficit)...............................     (625)         (670)
                                                              -------       -------
          Total equity......................................   18,789        71,451
                                                              -------       -------
          Total capitalization..............................  $53,151       $89,487
                                                              =======       =======

---------------

(1) Excludes 782,500 shares of Common Stock subject to options expected to be granted pursuant to the Company's 1997 Stock Incentive Plan as of the closing of the Offering, which options will be exercisable at the initial public offering price. The Company has reserved for issuance up to 1,565,000 shares of Common Stock under its 1997 Stock Incentive Plan. See
    "Management -- Compensation Pursuant to Plans -- 1997 Stock Incentive Plan."

                                    DILUTION

     The net tangible book value of the Company at June 30, 1997, was approximately $18.4 million, or $1.97 per share of Common Stock. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding, which, for purposes of these calculations, is presumed to be 9,367,347 shares (which reflects 1,680,000 shares outstanding as of June 30, 1997, and 7,687,347 shares to be issued in the Formation Transactions). Pro forma net tangible book value was calculated after giving effect to: (i) the sale of the 9,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company; (ii) the Formation Transactions; and (iii) the application of a portion of the estimated net proceeds to retire the Formation Note, the LBHI Loan, and notes payable to the Company's founders and an affiliate. Pro forma net tangible book value of the Company, after giving effect to the Offering and the Formation Transactions, as of June 30, 1997 would have been approximately $70.0 million, or $3.81 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value per share of $1.84 to existing stockholders and an immediate dilution of $9.19 per share to investors purchasing Common Stock in the Offering. The following table illustrates this per share dilution:

Initial public offering price...............................           $13.00
  Net tangible book value after giving effect to the
     Formation Transactions as of June 30, 1997.............  $1.97
  Increase in net tangible book value attributable to the
     Offering...............................................   1.84
                                                              -----
Pro forma net tangible book value after giving effect to the
  Offering and the Formation................................             3.81
                                                                       ------
Dilution to new investors in the Offering...................           $ 9.19
                                                                       ======

     The following table summarizes the number of shares of Common Stock issued by the Company, the total cash consideration paid to the Company, and the average price per share by the existing stockholders and to be paid by the new investors purchasing Common Stock in the Offering.

                                SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                              ---------------------    -----------------------      PRICE
                                NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                              ----------    -------    ------------    -------    ---------
Existing stockholders......    9,367,347      51.0%    $     16,800        --          --
New investors..............    9,000,000      49.0      117,000,000     100.0%     $13.00
                              ----------     -----     ------------     -----
          Total............   18,367,347     100.0%    $117,016,800     100.0%
                              ==========     =====     ============     =====

     The tables above exclude the effect of 782,500 shares of Common Stock subject to issuance pursuant to outstanding stock options under the Company's 1997 Stock Incentive Plan. See "Management -- Compensation Pursuant to
Plans -- 1997 Stock Incentive Plan."

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data, other data and pro forma financial data of the Company. The selected financial data for the years ended December 31, 1993 and 1992 are derived from the unaudited combined financial statements of the Company. The selected financial data for the years ended December 31, 1996, 1995 and 1994 are derived from the combined financial statements of the Company, which financial statements have been audited by Ernst & Young LLP, independent auditors. The combined financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, and the independent auditor's report thereon, are included elsewhere in this Prospectus. The selected balance sheet data as of June 30, 1997, and the statements of income for the six months ended June 30, 1997 and 1996, are derived from the unaudited combined financial statements of the Company. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. The information below should be read in conjunction with, and are qualified in their entirety by, the combined financial statements and related notes thereto, the "Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus.

                                    SIX MONTHS ENDED JUNE 30,                         YEAR ENDED DECEMBER 31,
                                 -------------------------------   --------------------------------------------------------------
                                     1997                              1996
                                 PRO FORMA(1)    1997      1996    PRO FORMA(1)    1996      1995      1994      1993      1992
                                 ------------   -------   ------   ------------   -------   -------   -------   -------   -------
                                                               (IN THOUSANDS EXCEPT PER SHARE DATA)
Statements of Income Data:
 Revenues:
   Resident and health care
     revenue...................    $10,428      $10,428   $6,955     $16,662      $13,692   $13,238   $12,761   $12,140   $11,361
   Rental and lease income.....      2,158        2,158      648       5,691        1,101     1,231     1,235     1,175     1,055
   Unaffiliated management
     services revenue..........        949          949       53         801          801        --        --        --        --
   Affiliated management
     services revenue..........        701          701    1,419       1,753        2,708     2,778     3,113     3,458     1,533
   Development fees............        370          370       --         674          673        --        --        --        --
   Other.......................        461          461      438         924          924       871       800     1,022     1,141
                                   -------      -------   ------     -------      -------   -------   -------   -------   -------
       Total revenues..........     15,067       15,067    9,513      26,505       19,899    18,118    17,909    17,795    15,090
                                   -------      -------   ------     -------      -------   -------   -------   -------   -------
Expenses:
 Operating expenses............      8,080        8,080    5,394      13,526       10,798    10,287    10,142     9,653     9,226
 General and administrative
   expenses(2).................      2,000        3,933    2,465       4,967        5,493     4,364     4,595     5,406     3,783
 Depreciation and
   amortization................        994          950      779       2,140        1,481     1,776     1,707     1,609     1,566
                                   -------      -------   ------     -------      -------   -------   -------   -------   -------
       Total expenses..........     11,074       12,963    8,638      20,633       17,772    16,427    16,444    16,668    14,575
                                   -------      -------   ------     -------      -------   -------   -------   -------   -------
Income from operations.........      3,993        2,104      875       5,872        2,127     1,691     1,465     1,127       515
Other income (expense):
 Interest income...............        832          794      206         483          432       368       122        89        73
 Interest expense..............       (344)        (419)     (75)       (966)        (221)     (278)     (261)     (307)     (293)
 Gain on sale of
   properties(3)...............         --           --       --         825          438        --        --        --        --
 Equity in earnings on
   investments.................         --           --      398          --          459        --        --        --        --
   Other.......................         --           --       26         (72)          42        --       (16)      (20)       --
                                   -------      -------   ------     -------      -------   -------   -------   -------   -------
Income before income taxes and
 minority interest in combined
 partnerships..................      4,481        2,479    1,430       6,142        3,277     1,781     1,310       889       295
(Provision) benefit for income
 taxes(4)......................         --           --       --          --           --       (18)     (130)       62        96
                                   -------      -------   ------     -------      -------   -------   -------   -------   -------
Income before minority interest
 in combined
 partnerships..................      4,481        2,479    1,430       6,142        3,277     1,763     1,180       951      (292)
Minority interest in combined
 partnerships..................       (395)      (1,266)    (650)       (527)      (1,224)     (760)     (634)     (572)     (391)
                                   -------      -------   ------     -------      -------   -------   -------   -------   -------
Net income.....................    $ 4,086      $ 1,213   $  780     $ 5,615      $ 2,053   $ 1,003   $   546   $   379   $    94
                                   =======      =======   ======     =======      =======   =======   =======   =======   =======
Pro Forma Net Income Data
 (unaudited)(5):
 Net income....................    $ 4,086      $ 1,213              $ 5,615      $ 2,053
 Pro forma income taxes........     (1,614)        (479)              (2,218)        (811)
                                   -------      -------              -------      -------
 Pro forma net income..........    $ 2,472      $   734              $ 3,397      $ 1,242
                                   =======      =======              =======      =======
Pro forma net income per share
 data:
 Pro forma net income per
   share.......................    $  0.13                           $  0.18
                                   =======                           =======
Shares used in computing pro
 forma net income per
 share(1)......................     18,367                            18,367
                                   =======                           =======

                                                          AT JUNE 30, 1997                        AT DECEMBER 31,
                                                      -------------------------   -----------------------------------------------
                                                      PRO FORMA(1)   HISTORICAL    1996      1995      1994      1993      1992
                                                      ------------   ----------   -------   -------   -------   -------   -------
                                                                                   ($ IN THOUSANDS)
Balance Sheet Data:
  Cash and cash equivalents.........................    $26,383       $13,199     $10,819   $10,017   $ 8,799   $ 2,065   $ 3,561
  Working capital...................................     25,803         5,138       9,567     6,784     5,938        48     2,889
  Total assets......................................     90,901        56,634      33,203    29,747    29,913    27,861    26,792
  Long-term debt, including current portion.........      6,946        13,613         666     2,687     2,192     2,556     2,998
  Equity............................................     71,451        18,789      17,201    14,447    12,495    10,631    10,130

                                         SIX MONTHS ENDED JUNE 30,                       YEAR ENDED DECEMBER 31,
                                       ------------------------------   ---------------------------------------------------------
                                           1997                             1996
                                       PRO FORMA(1)    1997     1996    PRO FORMA(1)    1996     1995     1994     1993     1992
                                       ------------   ------   ------   ------------   ------   ------   ------   ------   ------
Other Data (at end of period):
 Facilities:
   Owned(6)..........................         17          17       19          17          17       20       23       23       11
   Managed for third parties.........         15          15        1          15          15       --       --       --        1
   Leased from third party(7)........          1           1       --          --          --       --       --       --       --
                                          ------      ------   ------      ------      ------   ------   ------   ------   ------
                                              33          33       20          32          32       20       23       23       12
                                          ======      ======   ======      ======      ======   ======   ======   ======   ======
 Resident capacity:
   Owned(6)..........................      2,572       2,572    2,840       2,572       2,572    2,949    3,250    3,250    2,086
   Managed for third parties.........      2,372       2,372      117       2,325       2,325       --       --       --      239
   Leased from third party(7)........         98          98       --          --          --       --       --       --       --
                                          ------      ------   ------      ------      ------   ------   ------   ------   ------
                                           5,042       5,042    2,957       4,897       4,897    2,949    3,250    3,250    2,325
                                          ======      ======   ======      ======      ======   ======   ======   ======   ======
 Occupancy rates(8):
   Owned and operated(9).............         95%         95%      91%         92%         92%      91%      89%      89%      87%
   Managed for third parties(10).....         95%         95%      --          94%         94%      --       --       --       86%
   Leased from third party(7)........         95%         95%      --          --          --       --       --       --       --

---------------

 (1) Gives effect to the consummation of the Offering and the completion of the Formation Transactions (as more specifically described under "Prospectus Summary -- The Offering," "The Company -- Formation Transactions," and "Use of Proceeds") as if they had occurred on January 1, 1996 for the statement of income data and on June 30, 1997 for the balance sheet data.

 (2) General and administrative expenses include officers' salaries of $2,600,000 and $1,658,000 for the six months ended June 30, 1997 and 1996, respectively, and $3,372,000, $2,976,000 and $3,443,000 for the years ended December 31, 1996, 1995 and 1994, respectively. These amounts are primarily comprised of salaries and bonuses paid to the founders and were based in part on Federal income tax regulations regarding distributions of closely held corporations and S corporations. After the Offering, these Federal income tax regulations will no longer apply to the Company and the pro forma amounts include approximately $378,000 and $189,000 for founders' salaries and bonuses for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, which are based on the founders' employment agreements. See "Management -- Employment Agreements."

 (3) The historical statement of income for the year ended December 31, 1996 includes a gain of $438,000 on the sale of two multi-family rental properties on November 1, 1996. The pro forma statement of income for the year ended December 31, 1996 also includes the sale of one community on May 1, 1996 which resulted in: (i) a gain of $387,000 representing the difference between the carrying value of the community and the sales proceeds; and (ii) an extraordinary gain of $953,000 (which is not reflected in the pro forma statement of income).

 (4) A provision for income taxes was recorded by the Company from inception through February 1, 1995. No provision for income taxes has been recorded after February 1, 1995 as the operating companies included in the historical combined financial statements are S corporations or partnerships and accordingly are not subject to income taxes.

 (5) The provision for income taxes to arrive at pro forma net income assumes a combined Federal and state effective income tax rate of 39.5%.

 (6) Includes communities in which the Company owns interests and which it operates, and communities in which the Company owns interests and which are operated by third parties under leases which were in place when the Company acquired its interests. See "Business -- Operating Communities."

 (7) The Company has managed this community from September 1, 1996 through May 31, 1997 and acquired a leasehold interest in it effective June 1, 1997.

 (8) Occupancy rates are based on the ratio of occupied units to total available units for independent and assisted living residences, and occupied beds to available beds on a per diem basis for skilled nursing beds as of the end of each period.

 (9) Does not include communities owned by the Company and leased to third parties pursuant to leases under which the Company receives rent regardless of whether the units are occupied. See "Business -- Operating Communities."

(10) Does not include occupancy information on Buckner Westminster Place and Buckner Haven. See "Business -- Operating Communities."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion and analysis addresses the Company's results of operations on an historical combined basis for the six months ended June 30, 1997 and 1996 and for the years ended December 31, 1996, 1995, and 1994. The following should be read in conjunction with the Company's historical combined financial statements and the summary and selected financial data and other information contained elsewhere in this Prospectus.

     The Company's historical financial statements include the combined financial statements of Capital Senior Living Corporation, Capital Senior Living, Inc., Quality Home Care, Inc., Capital Senior Development, Inc., Capital Senior Management 1, Inc. and Capital Senior Management 2, Inc. (the "Contributed Entities"), CSLC, and, since January 1, 1997, HCP. The Contributed Entities are owned and controlled 50% by James A. Stroud (individually and through a trust) and 50% by Jeffrey L. Beck, except that Lawrence A. Cohen is also a stockholder of Quality Home Care, Inc. In addition, Messrs. Beck and Stroud or entities owned and controlled by them are the managing general partners of CSLC and HCP.

     Due to all of these entities being under the common control of Messrs. Beck and Stroud, the Company's combined financial statements reflect the assets and liabilities at their historical values and the accompanying combined statements of income, equity, and cash flows reflect the combined results for the periods indicated even though they have historically operated as separate entities. The Formation Transactions will be accounted for at historical cost in a manner similar to a pooling of interests to the extent of the percentage ownership by Messrs. Beck and Stroud of the Company. Assets and liabilities in CSLC will be recorded at fair value to the extent of any minority interest. CSLC's assets include investments in HCP and NHP.

     From 1990 through June 30, 1997, the Company acquired interests in 17 communities and entered into an operating lease with respect to one community. In 1996, the Company expanded its senior living management services by taking over the management service contracts on 15 communities for four independent third-party owners and commenced providing development and construction management services for new residence properties in addition to adding a home health care service agency.

     The Company generates revenue from a variety of sources. For the six months ended June 30, 1997, the Company's revenue was derived as follows: 72.2% from the operation of five owned and one leased senior living communities that are operated by the Company; 14.3% from lease rentals from triple net leases of three skilled nursing facilities and four physical rehabilitation centers; 11.0% from management fees arising from management services provided for five affiliate owned and operated senior living communities and fifteen third party owned and operated senior living communities; and 2.5% derived from development fees earned for managing the development and construction of new senior living communities for third parties. As the Company implements its business plan, management believes that the mix of the Company's revenues may change and that development activities will take on an increased importance to the Company. The Company believes that the factors affecting the financial performance of communities managed under contracts with third parties do not vary substantially from the factors affecting the performance of owned and leased communities, although there are different business risks associated with these activities. See "Risk Factors -- Risks Associated with Third-Party Management Business."

     The Company derives the benefits and bears the risk attendant to the communities it owns. The cash flow and profitability of owned communities depends on the operating results of such communities and are subject to certain risks of ownership, including the need for capital expenditures, financing and other risks such as those relating to environmental matters.

     The cash flow and profitability of the Company's owned communities that are leased to third parties depend on the ability of the lessee to make timely lease payments. If a lessee should fail to make such payment, the Company has the ability to pursue its rights under the guarantees of payment and performance contained in the Company's lease agreements. In the event that the Company cannot collect amounts owed under such arrangements, profitability and cash flow would be impacted by the performance of the respective community. The cash flow and profitability of communities that are leased and operated by the Company are subject to the Company's obligations to make payments under the lease. To the extent that the Company is unable to meet its lease obligations, it risks losing the opportunity to continue to lease and operate such communities.

     The Company's third party management fees are primarily based on a percentage of gross revenues. As a result, the cash flow and profitability of such contracts to the Company are more dependent on the revenues generated by such communities and less dependent on net cash flow than for owned communities. Further, the Company is not responsible for capital investments in managed communities. While the management contracts are generally terminable only for cause, in certain cases the contracts can be terminated upon the sale of a community, subject to the Company's rights to offer to purchase such community. See "Risk Factors -- Risks Associated with Third-Party Management Business."

     The Company's triple net leases extend through the year 2000 for three of its owned communities and through the year 2001 for four of its owned communities. The payments under these leases are fixed and are not subject to change based upon the operating performance of these communities. Following termination of the lease agreements, the Company intends to convert and operate the communities as assisted living and Alzheimer's care facilities.

     The Company's current management contracts expire on various dates between July 1998 and February 2004 and provide for management fees based generally upon rates that vary by contract from 5% of net revenues to 7% of net revenues. In addition, certain of the contracts provide for supplemental incentive fees that vary by contract based upon the financial performance of the managed community. The Company's development fees are generally based upon a percentage of construction cost and are earned over the period commencing with the initial development activities and ending with the opening of the community. As of June 30, 1997, development fees have been earned for services performed for one community under development for a third party.

     During 1997, 1996, and 1995, CSLC made various purchases of limited partnership interests in HCP, an affiliated partnership whose properties are managed by the Company under management contracts. HCP owns and operates a skilled nursing facility and owns and leases to third-party operators (under triple net leases) three skilled nursing facilities and four physical rehabilitation centers. During 1997, 1996, and 1995, CSLC paid $5,323,000, $3,201,000, and $309,000, respectively, for partnership interests in HCP. CSLC changed its method of accounting for its investment in HCP from the cost method in 1995 to the equity method in 1996. As a result of additional purchases, CSLC's ownership interest in HCP exceeded 50% on June 26, 1997. Accordingly, this partial acquisition has been accounted for by the purchase method of accounting and the assets, liabilities, minority interest, and the results of operations of HCP have been consolidated in the Company's financial statements since January 1, 1997.

     During 1997, 1996, and 1995, CSLC made various purchases of outstanding notes of NHP, an affiliated partnership whose properties are managed by the Company under management contracts. NHP owns and operates five senior living communities. As of June 30, 1997, CSLC has cumulatively paid $9,620,000 for ownership of 27.9% of the outstanding NHP Notes, which represents $11,924,000 of the outstanding note balance and $6,203,269 of the accrued interest. The NHP Notes bear simple interest at 13% per annum and mature on December 31, 2001. Interest is paid quarterly at a rate of 7%, with the remaining 6% interest deferred. Prior to April 1997, CSLC did not accrue the deferred interest on the NHP Notes due to uncertainties regarding its ultimate realization; rather, CSLC based its interest accrual on the interest received on its investment. Beginning April 1, 1997, CSLC began accruing a portion of the deferred interest income due to improved NHP cash flows and the results of an independent valuation of NHP's properties, which supported management's analysis that the investment in the NHP Notes and the deferred interest are recoverable. The operations of NHP have demonstrated continuing improvement since 1992, and, although there can be no assurance, management believes that the performance of NHP will be sustained through the time the NHP Notes mature. The Company acquired the NHP Notes at discounts to the outstanding principal balance of those Notes based on the prevailing secondary market prices for the NHP Notes at the dates of acquisition. The Company believes that the NHP Notes have traded at a significant discount due primarily to the lack of an organized secondary market for such Notes, and believes that such discount is not a function of the credit risks associated with such Notes. Also, during 1996, CSLC paid $1,364 for a 3% ownership of limited partnership interests in NHP. The Company will account for its investment in NHP on the cost method with respect to the NHP limited partnership interests and as held-to-maturity securities and reported at amortized cost with respect to the NHP Notes.

     The Company will continue to develop senior living communities and is currently expanding 12 existing senior living communities. The development of senior living communities typically involves a substantial commitment of capital over a 12-month construction period during which time no revenues are generated, followed by a 12-month lease-up period. The Company anticipates that newly opened or expanded communities will operate at a loss during a substantial portion of the lease-up period. See "-- Liquidity and Capital Resources" and "Risk Factors -- No Assurance as to Ability to Develop and Expand Additional Senior Living Communities." The Company's growth strategy may also include the acquisition of senior living communities, home health care agencies, and other properties or businesses that are complementary to the Company's operations and growth strategy.

RESULTS OF OPERATIONS

     The following tables set forth for the periods indicated, selected historical Statements of Income data in thousands of dollars and expressed as a percentage of total revenues.

                                 SIX MONTHS ENDED JUNE 30,                      YEAR ENDED DECEMBER 31,
                             ---------------------------------   ------------------------------------------------------
                                   1997              1996             1996               1995                1994
                             ----------------   --------------   ---------------   -----------------   ----------------
                                $        %        $        %        $        %        $         %         $        %
                             -------   ------   ------   -----   -------   -----   -------   -------   -------   ------
Revenues:
  Resident and health care
    revenue................  $10,428     69.2%  $6,955    73.1%  $13,692    68.8   $13,238      73.1   $12,761     71.3%
  Rental and lease
    income.................    2,158     14.3      648     6.8     1,101     5.5     1,231       6.8     1,235      6.9
  Unaffiliated management
    services revenue.......      949      6.3       53     0.6       801     4.0        --        --        --       --
  Affiliated management
    services revenue.......      701      4.7    1,419    14.9     2,708    13.6     2,778      15.3     3,113     17.4
  Development fees.........      370      2.5       --      --       673     3.4        --        --        --       --
  Other....................      461      3.1      438     4.6       924     4.6       871       4.8       800      4.5
                             -------   ------   ------   -----   -------   -----   -------   -------   -------   ------
    Total revenues.........   15,067    100.0    9,513   100.0    19,899   100.0    18,118     100.0    17,909    100.0
                             -------   ------   ------   -----   -------   -----   -------   -------   -------   ------
Expenses:
  Operating expenses.......    8,080     53.6    5,394    56.7    10,798    54.3    10,287      56.8    10,142     56.6
  General and
    administrative
    expenses...............    3,933     26.2    2,465    25.9     5,493    27.6     4,364      24.1     4,595     25.7
  Depreciation and
    amortization...........      950      6.3      779     8.2     1,481     7.4     1,776       9.8     1,707      9.5
                             -------   ------   ------   -----   -------   -----   -------   -------   -------   ------
    Total expenses.........   12,963     86.0    8,638    90.8    17,772    89.3    16,427      90.7    16,444     91.8
                             -------   ------   ------   -----   -------   -----   -------   -------   -------   ------
Income from operations.....    2,104     14.0      875     9.2     2,127    10.7     1,691       9.3     1,465      8.2
Other income (expense):
  Interest income..........      794      5.3      206     2.2       432     2.2       368       2.0       122      0.7
  Interest expense.........     (419)    (2.8)     (75)   (0.8)     (221)   (1.1)     (278)     (1.5)     (261)    (1.5)
  Gain on sale of
    properties.............       --       --       --      --       438     2.2        --        --        --       --
  Equity in earnings on
    investments............       --       --      398     4.2       459     2.3        --        --        --       --
  Other....................       --       --       26     0.3        42     0.2        --        --       (16)    (0.1)
                             -------   ------   ------   -----   -------   -----   -------   -------   -------   ------
Income before income taxes
  and minority interest in
  combined partnerships....    2,479     16.5    1,430    15.0     3,277    16.5     1,781       9.8     1,310      7.3
Provision for income
  taxes....................       --       --       --      --        --      --       (18)     (0.1)     (130)    (0.7)
                             -------   ------   ------   -----   -------   -----   -------   -------   -------   ------
Income before minority
  interest in combined
  partnerships.............    2,479     16.5    1,430    15.0     3,277    16.5     1,763       9.7     1,180      6.6
Minority interest in
  combined partnerships....   (1,266)      --     (650)   (6.8)   (1,224)   (6.2)     (760)     (4.2)     (634)    (3.6)
                             -------   ------   ------   -----   -------   -----   -------   -------   -------   ------
Net income.................  $ 1,213      8.9%  $  780     8.2%  $ 2,053    10.3%  $ 1,003       5.5%  $   546      3.0%
                             =======   ======   ======   =====   =======   =====   =======   =======   =======   ======

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1996

     Revenues. Total revenues were $15,067,000 in the first six months of 1997 compared to $9,513,000 for the first six months of 1996, representing an increase of $5,554,000, or 58.4%. The inclusion of HCP revenues in 1997 from January 1, 1997 contributed $4,653,000 of the increase, as HCP was not consolidated in 1996. Resident and health care revenue increased $3,473,000, of which $2,495,000 is a result of the HCP consolidation, $715,000 is improvement in CSLC's revenues due to recovery of additional billings previously limited under the Medicare program for 1994 and $220,000 relates to the Maryland Gardens facility leased on June 1, 1997. Rental and lease income increased $1,510,000, of which $2,158,000 was due to the HCP consolidation, offset by $648,000 due to the sale of CSLC's multifamily properties on November 1, 1996. Unaffiliated management services revenue increased $896,000 due to 15 third-party management contracts added in the latter part of 1996 and one contract added in the second quarter of 1997. Affiliated management services revenue decreased by $718,000, of which $599,000 was due to the HCP consolidation and $111,000 was due to the sale of an HCP managed property in May 1996. Development fees of $370,000 in 1997 is due to new development contract management revenue for managing the development and construction of new third-party owned senior living communities.

     Expenses. Total expenses were $12,963,000 in the first six months of 1997 compared to $8,638,000 in 1996, representing an increase of $4,325,000, or 50.1%. The inclusion of HCP expenses from January 1, 1997 contributed $3,190,000 of the increase. Operating expenses increased $2,271,000 as a result of the HCP consolidation, $214,000 due to Maryland Gardens operating expenses, and an increase in development expenses of $341,000 owing to increased development operations. General and administrative expenses increased $1,468,000, which was due to the HCP consolidation of $397,000, an increase in officers salaries and bonuses of $942,000, and an increase in other general and administrative expenses of $129,000, which is primarily the result of expanded business operations and increased revenues. Depreciation and amortization increased $171,000, of which $559,000 is related to the HCP consolidation, and an increase in depreciation of $11,000 was related to office equipment additions, offset by a $398,000 decrease in CSLC's depreciation associated with multi-family rental properties sold on November 1, 1996.

     Other income and expenses. Interest and other income increased $562,000, primarily as a result of the HCP consolidation of $164,000 of other income, and CSLC's increase in interest income of $398,000 associated with its increased investment in NHP Notes and CSLC's beginning to accrue a portion of the deferred interest on these notes. Interest expense increased $344,000, primarily as a result of the HCP consolidation. Income from equity in earnings on investments decreased $398,000 as a result of the consolidation of HCP on January 1, 1997.

     Minority interest. Minority interest in limited partnerships increased $616,000 in the first six months of 1997 over that of the comparable 1996 period, with $395,000 of the increase a result of the consolidation of HCP, coupled with improved earnings of CSLC of $379,000, offset by $158,000 due to a decrease in the weighted average minority interest in CSLC from 40.8% in the first six months of 1996 to 34.5% in the first six months of 1997.

     Net income. As a result of the foregoing factors, net income increased $433,000 or 55.5% to $1,213,000 for the first six months of 1997 from that of the comparable six-month period of 1996 of $780,000.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1995

     Revenues. Total revenues were $19,899,000 in 1996 compared to $18,118,000 in 1995, representing an increase of $1,781,000, or 9.8%. Resident and health care revenue increased $454,000 as a result of $241,000 of 1996 revenues associated with the home health care business established in 1996 and a $213,000 increase in CSLC's senior living and health care revenues caused primarily by increased rates. Rental and lease income decreased $130,000 as a result of the sale of CSLC's multi-family properties on November 1, 1996. Unaffiliated management services revenue increased $801,000 due to the 15 third-party management contracts added in 1996. Affiliated management services revenue decreased by $70,000, with $181,000 of the decrease a result of the sale of two HCP managed properties in 1995 and 1996, offset by improved occupancies in managed properties and an overall increase in management fees to unconsolidated affiliates of $110,000. Development fees of $673,000 in 1996 is due to new development contract management revenue for managing the development and construction of new third-party owned senior living communities.

     Expenses. Total expenses were $17,771,000 in 1996 compared to $16,428,000 in 1995, representing an increase of $1,345,000, or 8.2%. Operating expenses increased $512,000 as a result of $142,000 of expenses associated with property development and $218,000 of expenses due to the skilled nursing care businesses established in 1996, and a $150,000 increase in expenses related to increased resident and health care revenues. General and administrative expenses increased $1,129,000. This increase is due to an increase in officers salaries and bonuses and a increase in other general and administrative expenses of $733,000 which is primarily the result of expanded business operations. Depreciation and amortization decreased $295,000 and is primarily related to decreases in depreciation of $245,000 associated with multi-family rental properties sold on November 1, 1996 and amortization of deferred income associated with the equity method of accounting of acquired interests in HCP in 1996 of $119,000, offset by a $69,000 increase in amortization expense.

     Other income and expenses. Interest and other income increased $106,000 primarily as a result of increased income associated with investment of cash reserves and interest received on CSLC's investment in the NHP Notes. Interest expense decreased $57,000 primarily as a result of the retirement of the mortgage loans associated with the properties sold on November 1, 1996. Equity in earnings on investments was $459,000 in 1996 as a result of the application of the equity method of accounting for CSLC's investment in HCP in the first quarter of 1996. A gain of $438,000 was recorded on November 1, 1996 as a result of the sale of properties with no corresponding gains being realized in 1995.

     Provision for income taxes. Prior to February 1, 1995, one of the Company's predecessor entities (Capital Senior Living, Inc.) incurred federal and state income taxes. Effective February 1, 1995, Capital Senior Living, Inc. became an S corporation and consequently, was not subject to income taxes after February 1, 1995. CSLC and HCP are not subject to Federal income taxes as the partners are responsible for their respective shares of partnership net income or loss for income tax purposes and the companies owned by HCP did not generate taxable income for Federal income tax purposes. As a result, the provision for income taxes decreased from $18,000 in 1995 to no tax provision in 1996.

     Minority interest. Minority interest in combined partnerships increased $464,000 in 1996 primarily as a result of increased earnings of CSLC offset by a decrease in minority interest from 42.6% in 1995 to 37.2% in 1996.

     Net income. As a result of the foregoing factors, net income increased $1,050,000 or 104.7% to $2,053,000 for 1996 from $1,003,000 for 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1994

     Revenues. Total revenues were $18,118,000 in 1995 compared to $17,909,000 in 1994, representing an increase of $209,000, or 1.2%. Resident and health care revenue increased $477,000 as a result of increased rental rates in the CSLC's properties. Affiliated management services revenue decreased $335,000 and is comprised of: (i) a brokerage and sales commission fee of $220,000 earned in April 1994 from an affiliate for assistance in the sale of a real estate investment; (ii) reduced management fees of $179,000 earned from one HCP property which was placed in receivership on December 1, 1994 and subsequently transferred to the noteholder as an agreed upon settlement on July 19, 1995; and
(iii) a net overall increase in management fees earned from affiliated properties of $65,000. Other income increased $71,000 and was attributable to increased therapy income from Medicare.

     Expenses. Total expenses were $16,427,000 in 1995 compared to $16,444,000 in 1995, representing a decrease of $17,000. Operating expenses increased $145,000 which is related to the increase in resident and health care revenues. General and administrative expenses decreased $231,000, primarily as a result of reduced officers salaries of $467,000 offset by overall increases in other administrative expenses of $236,000.

     Other income and expenses. Interest and other income increased $262,000 primarily as a result of increased income associated with investment of cash reserves and interest received on CSLC's investment in NHP Notes. Interest expense increased $17,000 primarily as a result of the Company's purchasing management contracts from an affiliate in exchange for a term loan in February 1995, which increased interest expense $31,000, offset by a decrease in mortgage interest expense of $14,000.

     Provision for income taxes. As discussed above, the decrease in the provision for income taxes in 1995 was due to the change in tax status. Federal and state income taxes decreased from $130,000 in 1994 to $18,000 in 1995.

     Minority interest. Minority interest in combined partnerships increased $126,000 in 1995 as a result of the increased earnings of CSLC offset by a decrease in minority interest from 48.5% in 1994 to 42.6% in 1995.

     Net income. As a result of the foregoing factors, net income increased $457,000 or 83.7% to $1,003,000 for 1995 from $546,000 for 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has traditionally financed its activities primarily with related party loans and cash flows from operations. Investments in start-up costs, real estate and facilities have traditionally been financed with net proceeds from private placements of equity interests, long-term mortgage borrowing, and cash flows from operations.

     Net cash provided by operating activities of $3,324,000 for the six months ended June 30, 1997 increased $223,000 or 7.2% over that of the comparable six months ended June 30, 1996, which was primarily comprised of an increased cash flow created by improved earnings (after non-cash adjustments of $1,604,000 offset by increases in net operating assets of $1,381,000). Net cash provided by operating activities of $3,902,000 for the year ended December 31, 1996 increased $1,180,000 or 43.4% over that of the comparable year ended December 31, 1995. This increase was primarily the result of increased cash flow created by improved earnings (after non-cash adjustments, including a gain on sale of properties of $438,000 and minority interest of $465,000 and change in net operating assets of $908,000) of $272,000. Net cash provided by operating activities of $2,722,000 for the year ended December 31, 1995 decreased $706,000 or 20.6% over that of the comparable year ended December 31, 1994. This decrease was primarily the result of increases in net operating assets and payment of affiliate advances in 1995 of $1,446,000 offset by increased cash flow created by improved earnings (after non cash adjustments and minority interest) of $749,000.

     Net cash used in investing activities of $5,723,000 for the six months ended June 30, 1997 increased $2,901,000 or 102.8% over that of the comparable six months ended June 30, 1996. This increase was comprised of an increase in purchases of limited partnership interests in HCP of $2,562,000 (which is net of acquired HCP cash of $8,995,000) combined with increases in capital expenditures of $339,000. Net cash used in investing activities of $1,704,000 for the year ended December 31, 1996 increased $407,000 or 31.4% over that in 1995 of $1,297,000. This increase was comprised of an increase in purchases of limited partnership interests in HCP of $2,505,000 combined with increases in capital expenditures of $451,000 offset by the proceeds from the sale of the Company's multi-family properties in November 1996 of $2,549,000. Net cash used in investing activities of $1,297,000 for the year ended December 31, 1995 decreased $5,079,000 compared with net cash provided by investing activities of $3,782,000 for the year ended December 31, 1994. This decrease was primarily due to purchases of HCP limited partnership interests of $461,000, increases in capital expenditures of $218,000, and the proceeds from sale of limited partnership interests in 1994 of $4,400,000.

     Net cash provided by financing activities of $4,778,000 for the six months ended June 30, 1997 increased $5,569,000 or 704.0% over the net cash used in financing activities of $791,000 for the comparable six months ended June 30, 1996. This increase is primarily due to $6,000,000 of borrowings under the Company's revolving loan and loans from related parties to finance additional purchases of NHP Notes and HCP limited partnership interests during the six months ended June 30, 1997, offset by an increase in CSLC's purchases of outstanding limited partnership interests from minority partners for treasury purposes of $513,000. Net cash used in financing activities of $1,396,000 for the year ended December 31, 1996 increased $1,189,000 or 574.4% over that of the net cash used in financing activities of $207,000 for 1995. This increase is primarily due to CSLC's purchases of outstanding limited partnership interests from minority partners for treasury purposes of $1,262,000 in 1996; no such purchases occurred in 1995. Net cash used in financing activities of $207,000 for the year ended December 31, 1995 decreased $269,000 or 56.5% over the net cash used in financing activities of $476,000 for 1994. This decrease is primarily due to a decrease in loan payments of $598,000 in 1995 offset by $203,000 in dividend payments to shareholders in 1995 and a $126,000 decrease in other financing activities in 1995.

     At June 30, 1997, HCP was operating one of its properties and had leased seven of its owned properties under triple net leases to third parties until 2000 or 2001. Four of these properties are leased until year 2001 to HealthSouth Rehabilitation Corp. ("HealthSouth"), which provides acute spinal injury intermediate care at these properties. HealthSouth closed one of these facilities in 1994 and closed another facility in February of

1997 due to low occupancy. HealthSouth has continued to make lease payments on a timely basis for all four properties. Should the operators of the leased properties default on payment of their lease obligations prior to termination of the lease agreements, six of the seven lease contracts contain a continuing guarantee of payment and performance by the parent company of the operators, which the Company intends to pursue in the event of default. Following termination of these leases, the Company intends to convert and operate the facilities as assisted living and Alzheimer's care facilities. These facilities are built in a campus-like setting and are believed by the Company to be readily conducive to conversion to senior living facilities. HCP's other facility leases are all current in their lease obligations to HCP and, except for one property, are generating sufficient cash flow from operations to fund their lease obligations to HCP. The lessee for the remaining property continues to fund the deficit between the required lease cash flow.

     The Company believes that its current cash, expected cash flow from operations and its available borrowing capacity against unencumbered properties will be sufficient to meet its operating requirements.

     For the longer term, the Company expects that its current cash and net proceeds from the Offering, together with cash flow from operations and the proceeds of borrowings that it expects will be available to it, will be sufficient to meet its operating requirements and to fund its anticipated growth through 1999. The Company expects to use a wide variety of financing sources to fund its future growth, including public and private debt and equity, conventional mortgage financing, and unsecured bank financing, among other sources. There can be no assurance that financing will be available on terms acceptable to the Company. The Company has arranged a $20.0 million, three year, revolving line of credit with a major bank that is contingent upon the successful completion of the Offering that will be secured by the Company's Towne Centre, Canton Regency and Harrison at Eagle Valley properties. The line of credit may be used for acquisition of additional interests in HCP and NHP, acquisition of additional properties and general working capital purposes. Outstanding borrowings under the line will bear interest at LIBOR plus 1.7%.

     In addition, the Company has entered into a development agreement with Tri Point, as described under "Certain Transactions -- Tri Point Development Agreement," pursuant to which Tri Point will employ its capital to develop Waterford communities. The Company will have an option to purchase each community at a price equal to fair market value (based upon a third-party appraisal). The Company believes that the arrangement with Tri Point provides it an attractive mechanism to develop new communities without employing its own capital and which will not be dilutive to earnings during the development and lease-up phases. Tri Point has received and accepted commitments for loan facilities aggregating up to $100.0 million to fund its development activities.

     On June 30, 1997, CSLC entered into the $77.0 million LBHI Loan and pledged its four communities and its investments in HCP and NHP as collateral. The loan agreement matures December 31, 1997. On July 1, 1997, $70.0 became outstanding under this loan agreement; $5.5 million was used to repay an outstanding mortgage loan commitment, and $64.5 million was used to fund the liquidity requirement under the loan agreement through the purchase of three-month U.S. Treasury bills. The remaining $7.0 million may be used to fund expenditures associated with the expansion of one of the Company's communities. The U.S. Treasury bills were sold under a repurchase agreement with a term equal to their maturity. It is expected that upon completion of this Offering the repurchase agreement will be canceled and that the outstanding debt under the loan agreement will be assumed by the Company and will be repaid from net proceeds of this Offering. See "The Company -- Formation Transactions." Upon such repayment, the U.S. Treasury bills will revert to CSLC. Interest costs are based on 30-day LIBOR plus 50 basis points. The Company intends to retire this loan after completion of the Asset Acquisition with net proceeds from the Offering. Should the Offering be delayed beyond December 31, 1997, the Company believes that the U.S. Treasury bills combined with CSLC's ability to borrow from conventional mortgage financing sources will be sufficient to retire the LBHI Loan when due on December 31, 1997.

     At June 30, 1997, the Company had $1,166,000 of related party debt outstanding, including $900,000 of demand notes due Messrs. Beck and Stroud on December 31, 1997, and a $266,000 note payable to a related party with fixed maturities of $65,091 extending through December 31, 2001. These notes, plus accrued interest, will be repaid from the proceeds of the Offering. See "Use of Proceeds."

IMPACT OF INFLATION

     To date, inflation has not had a significant impact on the Company. Inflation could, however, affect the Company's future revenues and results of operations because of, among other things, the Company's dependence on senior residents, many of whom rely primarily on fixed incomes to pay for the Company's services. As a result, during inflationary periods, the Company may not be able to increase resident service fees to account fully for increased operating expenses. In structuring its fees, the Company attempts to anticipate inflation levels, but there can be no assurance that the Company will be able to anticipate fully or otherwise respond to any future inflationary pressures.

                                    BUSINESS

INDUSTRY BACKGROUND

     The senior living services industry encompasses a broad and diverse range of living accommodations and health care services that are provided primarily to persons 65 years of age or older. For the elderly who require limited services, care in independent living residences supplemented at times by home health care, offers a viable option. Most independent living residences and retirement centers typically offer community living together with a basic services package consisting of meals, housekeeping, laundry, security, transportation, social and recreational activities and health care monitoring.

     As a senior's need for assistance increases, care in an assisted living residence is often preferable and more cost-effective than home-based care or nursing home care. Typically, assisted living represents a combination of housing and 24-hour a day personal support services designed to aid elderly residents with ADLs, such as ambulation, bathing, dressing, eating, grooming, personal hygiene, and monitoring or assistance with medications. Certain assisted living residences may also provide assistance to residents with low acuity medical needs, or may offer higher levels of personal assistance for incontinent residents or residents with Alzheimer's disease or other cognitive or physical frailties. Generally, assisted living residents require higher levels of care than residents of independent living residences and retirement living centers, but require lower levels of care than patients in skilled nursing facilities. For seniors who need the constant attention of a skilled nurse or medical practitioner, a skilled nursing facility may be required.

     The senior living services industry is highly fragmented and characterized by numerous small operators. Moreover, the scope of senior living services varies substantially from one operator to another. Many smaller senior living providers do not operate purpose-built residences, do not have professional training for staff and provide only limited assistance with ADLs. The Company believes that few senior living operators provide the required comprehensive range of senior living services, such as dementia care and other services designed to permit residents to "age in place" within the community as they develop further physical or cognitive frailties.

     The Company believes that the senior living services industry will require large capital infusions over the next 30 years to meet the growing demand for senior living facilities. The National Investment Conference has estimated that gross capital expenditures for the senior living marketplace will grow from $86 billion in 1996 to $126 billion in 2005 and to $490 billion in 2030, in order to accommodate increasing demand. As a result, the Company believes there will continue to be significant growth opportunities in the senior living market for providing health care and other services to the elderly.

     The Company believes that a number of demographic, regulatory, and other trends will contribute to the continued growth in the senior living market, the Company's targeted market for future development and expansion, including the following:

  Consumer Preference

     The Company believes that senior living communities are increasingly becoming the setting preferred by prospective residents and their families for the care of the elderly. Senior living offers residents greater independence and allows them to "age in place" in a residential setting, which the Company believes results in a higher quality of life than that experienced in more institutional or clinical settings.

     The likelihood of living alone increases with age. Most of this increase is due to an aging population in which women outlive men. In 1993, eight out of ten noninstitutionalized elderly who lived alone were women. According to the United States Bureau of Census, based on 1993 data, for women the likelihood of living alone increases from 32% for 65- to 74-year-olds to 57% for those women aged 85 and older. Men show similar trends with 13% of the 65- to 74-year-olds living alone rising to 29% of the men aged 85 and older living alone. Societal changes, such as rising divorce rates and the growing numbers of persons choosing not to marry, have further increased the number of Americans living alone. This growth in the number of elderly living alone has resulted in an increasing demand for services that historically have been provided by a spouse, other family members or live-in caregivers.

     The table below shows the estimated breakdown of persons needing assistance with ADLs as of 1990-1991.

           PERCENTAGE OF PERSONS BY AGE GROUP NEEDING ADL ASSISTANCE

85 AND OLDER                            49.5
80 TO 84                                31.2
75 TO 79                                19.5
70 TO 74                                11.0
65 TO 69                                 9.2
15 TO 64                                 2.4

Source: U.S. Census Bureau as of 1990-1

  Demographics

     The primary market for the Company's senior living services is comprised of persons aged 65 and older. This age group is one of the fastest growing segments of the United States population and is expected to double by the year 2030. According to United States Census Bureau information, the segment of the population that is aged 75 and older is expected to increase from approximately
13.2 million in 1990 to over 16.6 million by 2000, an increase of 26%. The population of seniors aged 85 and over is expected to increase from approximately 3.1 million in 1990 to over 4.3 million by 2000, an increase of 39%. As the number of persons aged 65 and over continues to grow, the Company believes that there will be corresponding increases in the number of persons who need assistance with ADLs. According to the United States General Accounting Office, as of 1990 there are approximately 6.5 million people aged 65 and older in the United States who needed assistance with ADLs, and the number of people needing such assistance is expected to double by the year 2020. According to the Alzheimer's Association the number of persons afflicted with Alzheimer's disease is expected to grow from the current 4.0 million to 14.0 million by the year 2050.

  Restricted Supply of Nursing Beds

     The majority of states in the United States have adopted Certificate of Need or similar statutes generally requiring that, prior to the addition of new beds, the addition of new services, or the making of certain capital expenditures, a state agency must determine that a need exists for the new beds or the proposed activities. The Company believes that this Certificate of Need process tends to restrict the supply and availability of licensed nursing facility beds. High construction costs, limitations on government reimbursement for the full costs of construction, and start-up expenses also act to constrain growth in the supply of such facilities. At the same time, nursing facility operators are continuing to focus on improving occupancy and expanding services to subacute patients generally of a younger age and requiring significantly higher levels of nursing care. As a result, the Company believes that there has been a decrease in the number of skilled nursing beds available to patients with lower acuity levels and that this trend should increase the demand for the Company's senior living communities, including particularly the Company's assisted living communities and skilled nursing communities.

  Cost-Containment Pressures

     In response to rapidly rising health care costs, governmental and private pay sources have adopted cost containment measures that have reduced admissions and encouraged reduced lengths of stays in hospitals and other acute care settings. The federal government had previously acted to curtail increases in health care costs under Medicare by limiting acute care hospital reimbursement for specific services to pre-established fixed amounts. Private insurers have begun to limit reimbursement for medical services in general to predetermined charges, and managed care organizations (such as health maintenance organizations) are attempting to limit hospitalization costs by negotiating for discounted rates for hospital and acute care services and by monitoring and reducing hospital use. In response, hospitals are discharging patients earlier and referring elderly patients, who may be too sick or frail to manage their lives without assistance, to nursing homes and assisted living residences where the cost of providing care is typically lower than hospital care. In addition, third-party payors are increasingly becoming involved in determining the appropriate health care settings for their insureds or clients, based primarily on cost and quality of care. Based on industry data, the typical day-rate in an assisted living facility is two thirds of the cost for comparable care in a nursing home.

  Senior Affluence

     The average net worth of senior citizens is higher than non-senior citizens, partially as a result of accumulated equity through home ownership. The Company believes that a substantial portion of the senior population thus has significant resources available for their retirement and long-term care needs. The Company's target population is comprised of moderate- to upper-income seniors who have, either directly or indirectly through familial support, the financial resources to pay for senior living communities, including an assisted living alternative to traditional long-term care.

  Reduced Reliance on Family Care

     Historically, the family has been the primary provider of care for seniors. The Company believes that the increase in the percentage of women in the work force, the reduction of average family size, and the increased mobility in society is reducing the role of the family as the traditional caregiver for aging parents. The Company believes that these factors will make it necessary for many seniors to look outside the family for assistance as they age.

OPERATING STRATEGY

     The Company's operating strategy is to provide high quality senior living services at an affordable price to its residents, while achieving and sustaining a strong, competitive position within its chosen markets, as well as to continue to enhance the performance of its operations. The Company plans on implementing its operating strategy principally through the following methods:

  Continue to Provide Broad Range of High-Quality Personalized Care

     Central to the Company's operating strategy is its focus on providing high-quality care and services that are personalized and tailored to meet the individual needs of each community resident. The Company's residences and services are designed to provide a broad range of care that permits residents to "age in place" as their needs change and as they develop further physical or cognitive frailties. By creating an environment that maximizes resident autonomy and provides individualized service programs, the Company seeks to attract seniors at an earlier stage, before they need the higher level of care provided in a skilled nursing facility. The Company also maintains a comprehensive quality assurance program designed to ensure the satisfaction of its residents and their family members. The Company conducts annual resident satisfaction surveys. In 1996, the Company achieved a 96% approval rating from its residents in a polling of its residents' satisfaction.

  Offer Services Across a Range of Pricing Options

     The Company's range of products and services is continually expanding to meet the evolving needs of its residents. The Company has developed a menu of products and service programs which may be further customized to serve both the moderate and upper income markets of a particular targeted geographic area. By offering a range of pricing options that are customized for each target market, the Company believes that it can develop synergies, economies of scale, and operating efficiencies in its efforts to serve a larger percentage of the elderly population within a particular geographic market.

  Maintain and Improve Occupancy Rates

     The Company continually seeks to maintain and improve occupancy rates by:
(i) retaining residents as they "age in place" by extending optional care and service programs; (ii) attracting new residents through the on-site marketing program focus on residents and family members; and (iii) aggressively seeking referrals from professional community outreach sources, including area churches, senior social service programs, civic and business networks, as well as the medical community.

  Improve Operating Efficiencies

     The Company will seek to improve operating efficiencies at its communities by continuing to actively monitor and manage operating costs. By having an established national portfolio of communities with regional management in place, the Company believes it has established a platform to achieve operating efficiencies through economies of scale in the purchase of bulk items, such as food, and in the spreading of fixed costs, such as corporate overhead, over a larger revenue base, and to provide more effective management supervision and financial controls.

  Emphasize Employee Training and Retention

     The Company devotes special attention to the hiring, screening, training, supervising, and retention of its employees and caregivers to ensure that quality standards are achieved. In addition to the normal on-site training, the Company conducts annual national management meetings and encourages sharing of expertise among managers. The Company's commitment to the total quality management concept is emphasized throughout its training program. The Company believes its commitment to and emphasis on employee training and retention differentiates the Company from many of its competitors.

  Utilize Comprehensive Information Systems

     The Company employs comprehensive proprietary information systems to manage financial and operating data in connection with the management of its communities. Utilizing its computerized systems, the Company is able to collect and monitor on a regular basis key operating data for its communities. Reports are routinely prepared and distributed to on-site, district and regional managers for use in managing the profitability of the communities. The Company's management information systems provide senior management with the ability to identify emerging trends, monitor and control costs and develop current pricing strategies. The Company believes that its proprietary information systems are sufficient to support future growth and that the Company will have adequate resources to expand these systems to support the growth envisioned by the Company's business plan.

CARE AND SERVICES PROGRAMS

     The Company provides a wide array of senior living services to the elderly at its communities, including independent living, assisted living (with special programs and living units for residents with Alzheimer's and other forms of dementia), skilled nursing, and home health care services. By offering a variety of services and encouraging the active participation of the resident and the resident's family and medical consultants, the Company is able to customize its service plan to meet the specific needs and desires of each resident. As a result, the Company believes that it is able to maximize customer satisfaction and avoid the high cost of delivering unnecessary services to residents.

  Independent Living Services

     The Company provides independent living services to seniors who do not yet need assistance or support with ADLs, but who prefer the physical and psychological comfort of a residential community that offers health care and other services. The Company currently has ownership interests in nine communities and manages an additional 14 communities which provide independent living services, with an aggregate capacity for 1,607 and 1,913 residents, respectively.

     Independent living services provided by the Company include daily meals, transportation, social and recreational activities, laundry, housekeeping, security and health care monitoring. The Company also fosters the wellness of its residents by offering health screenings (such as blood pressure checks), periodic special services (such as influenza inoculations), chronic disease management (such as diabetes with its attendant blood glucose monitoring), dietary and similar programs, as well as ongoing exercise and fitness classes. Classes are given by health care professionals to keep residents informed about health and disease management. Subject to applicable government regulation, personal care and medical services are available to independent living residents through either the community staff or through the Company's or independent home health care agencies. The Company's independent living residents pay a fee ranging from $1,250 to $2,400 per month, in general, depending on the specific community, program of services, size of the units, and amenities offered. The Company's contracts with its independent living residents are generally for a term of one year and are typically terminable by the resident upon 30 days' notice.

  Assisted Living and Memory Impaired Services

     The Company offers a wide range of assisted living care and services 24 hours per day, including personal care services, support services, and supplemental services. The Company currently has ownership interests in seven communities, leases a community from a third party, and manages an additional 10 communities which provide assisted living services, with an aggregate capacity for 219, 38, and 399 residents, respectively. The residents of the Company's assisted living residences generally need help with some or all ADLs, but do not require the more acute medical care traditionally given in nursing homes. Upon admission to the Company's assisted living communities, and in consultation with the resident, the resident's family and medical consultants, each resident is assessed to determine his or her health status, including functional abilities, and need for personal care services, and completes a lifestyles assessment to determine the resident's preferences. From these assessments, a care plan is developed for each resident to ensure that all staff members who render care meet the specific needs and preferences of each resident where possible. Each resident's care plan is reviewed periodically to determine when a change in care is needed.

     The Company has adopted a philosophy of assisted living care that allows a resident to maintain a dignified independent lifestyle. Residents and their families are encouraged to be partners in their care and to take as much responsibility for their well being as possible. The basic types of assisted living services offered by the Company include the following:

          Personal Care Services. These services include assistance with ADLs such as ambulation, bathing, dressing, eating, grooming, personal hygiene, and monitoring or assistance with medications.

          Support Services. These services include meals, assistance with social and recreational activities, laundry services, general housekeeping, maintenance services, and transportation services.

          Supplemental Services. These services include extra transportation services, personal maintenance, extra laundry services, non-routine care services, and special care services, such as services for residents with Alzheimer's and other forms of dementia. Certain of these services require an extra charge in addition to the pricing levels described below.

     In pricing its services, the Company has developed the following three levels or tiers of assisted living care:

     - Level I typically provides for minimum levels of care and service, for which the Company generally charges a monthly fee per resident ranging from $1,750 to $1,900, depending upon unit size and the project design type. Typically, Level I residents need minimal assistance with ADLs.

     - Level II provides for relatively higher levels and increased frequency of care, for which the Company generally charges a monthly fee per resident ranging from $1,900 to $2,250, depending upon the unit size and the project design type. Typically, Level II residents require moderate assistance with ADLs and may need additional personal care, support, and supplemental services.

     - Level III provides for the highest level of care and service, for which the Company generally charges a monthly fee per resident ranging from $2,250 to $2,400, depending upon the unit size and the project design type. Typically, Level III residents are either very frail or impaired and utilize many of the Company's services on a regular basis.

     The Company maintains programs and special units at its assisted living communities for residents with Alzheimer's and other forms of dementia, which provide the attention, care, and services needed to help those residents maintain a higher quality of life. Specialized services include assistance with ADLs, behavior management, and a lifeskills based activities program, the goal of which is to provide a normalized environment that supports residents' remaining functional abilities. Whenever possible, residents assist with meals, laundry, and housekeeping. Special units for residents with Alzheimer's and other forms of dementia are located in a separate area of the community and have their own dining facilities, resident lounge areas, and specially trained staff. The special care areas are designed to allow residents the freedom to ambulate as they wish while keeping them safely contained within a secure area with a minimum of disruption to other residents. Special nutritional programs are used to help ensure caloric intake is maintained in residents. Resident fees for these special units are dependent on the size of the unit, the design type, and the level of services provided.

  Skilled Nursing Services

     In its skilled nursing communities, the Company provides traditional long-term care through 24-hour per day skilled nursing care by registered nurses, licensed practical nurses, and certified nursing assistants. The Company also offers a comprehensive range of restorative nursing and rehabilitation services in its communities including, but not limited to, physical, occupational, speech, and medical social services. The Company currently has ownership interests in seven communities, leases a community, and manages an additional community which provides nursing services, with an aggregate capacity for 746, 60, and 60 residents, respectively.

  Home Health Care

     The Company currently provides home health care services to clients at certain of its senior living communities through an on-site home health care agency. The Company believes that the provision of home health care services is an attractive adjunct to its independent living services because it allows the Company to provide more services to its residents as they age in place and increase the length of stay in the Company's communities. The services and products that the Company provides through its home health care agency include:
(i) general and specialty nursing services to clients with long-term chronic health conditions, permanent disabilities, terminal illnesses and post-procedural needs; (ii) rehabilitative therapy services including physical, occupational and speech therapy through outside contractors; (iii) personal care services and assistance with ADLs; (iv) enhanced hospice care for clients in the final phases of incurable disease; and (v) extensive monitoring and educational services relative to respiratory care, medication administration, medical equipment, and medical supplies. The Company intends to expand its home health care service business to additional senior living communities and to develop, acquire, or manage home health care service businesses at other such communities. In addition, the Company will make available to residents certain customized physician, dentistry, podiatry, and other health-related services that may be offered by third-party providers. The Company may elect to provide these services directly or through participation in managed care networks.

OPERATING COMMUNITIES

     The table below sets forth certain information with respect to the independent, senior living, and continuum of care communities currently owned, leased, and managed by the Company.

                                                RESIDENT CAPACITY(1)                  COMMENCE-        OCCUPANCY RATE
                                              -------------------------   OWNER-       MENT OF      --------------------
        COMMUNITY              LOCATION        IL     AL    SN    TOTAL   SHIP(2)   OPERATIONS(3)   12-31-96    6-30-97
        ---------              --------       -----   ---   ---   -----   -------   -------------   --------    --------
OWNED:
  Amberleigh.............  Buffalo, NY          365    29    --     394     31%         1/92           98%         96%
  Atrium of Carmichael...  Sacramento, CA       156    --    --     156     31%         1/92           98%         99%
  Cambridge Nursing
    Home.................  Cambridge, MA         --    --   120     120     56%         7/93           94%         99%
  Canton Regency.........  Canton, OH           164    34    50     248    100%         3/91           94%         98%
  Cottonwood Village.....  Cottonwood, AZ        69    --    --      69    100%         3/91           95%        100%
  Crosswood Oaks.........  Sacramento, CA       127    --    --     127     31%         1/92           86%         88%
  Harrison at Eagle
    Valley...............  Indianapolis, IN     138    --    --     138    100%         3/91           83%         92%
  Heatherwood............  Detroit, MI          188    --    --     188     31%         1/92           81%         86%
  Towne Centre...........  Merrillville, IN     165    34    64     263    100%         3/91           92%         94%
  Veranda Club...........  Boca Raton, FL       235    --    --     235     31%         1/92           96%         93%
                                              -----   ---   ---   -----                               ----        ----
    Subtotal.............                     1,607    97   234   1,938                                92%         95%
                                                                                                      ----        ----
OWNED AND LEASED TO
  OTHERS:
  Cane Creek.............  Martin, TN            --     8    36      44     56%         7/93          100%(4)     100%(4)
  Cedarbrook.............  Nashville, TN         --    42    --      42     56%         7/93          100%(4)     100%(4)
  Crenshaw Creek.........  Lancaster, SC         --    36    --      36     56%         7/93          100%(4)     100%(4)
  Hearthstone............  Austin, TX            --    --   120     120     56%         7/93          100%(4)     100%(4)
  McCurdy................  Evansville, IN        --    --   236     236     56%         7/93          100%(4)     100%(4)
  Sandybrook.............  Orlando, FL           --    36    --      36     56%         7/93          100%(4)     100%(4)
  Trinity Hills..........  Fort Worth, TX        --    --   120     120     56%         7/93          100%(4)     100%(4)
                                              -----   ---   ---   -----
    Subtotal.............                        --   122   512     634
LEASED FROM OTHERS:
  Maryland Gardens(5)....  Phoenix, AZ           --    38    60      98                 6/97            --         95%
                                              -----   ---   ---   -----
    Subtotal.............                        --    38    60      98
MANAGED:
  Buckner Haven..........  Houston, TX           16    69    60     145                 4/97              (6)         (6)
  Buckner Westminster
    Place................  Longview, TX         117    --    --     117                 6/96
  Crown Pointe...........  Omaha, NE            163    --    --     163                 8/96          100%        100%
  Crown Villa............  Omaha, NE             --    73    --      73                 8/96           97%         96%
  Independence Village...  East Lansing, MI     162    --    --     162                 8/96           84%         92%
  Independence Village...  Peoria, IL           173    --    --     173                 8/96           93%         97%
  Independence Village...  Raleigh, NC          155    22    --     177                 8/96          100%         95%
  Independence Village...  Winston-Salem, NC    145    16    --     161                 8/96           93%         95%
  Overland Park Place....  Kansas City, KS      126    25    --     151                 8/96           96%         96%
  The Palms..............  Fort Myers, FL       235    20    --     255                 8/96          100%         96%
  Rio Las Palmas.........  Stockton, CA         142    50    --     192                 8/96           87%         85%
  Sedwick Plaza..........  Wichita, KS          117    54    --     171                 8/96           81%         95%
  Villa at Riverwood.....  St. Louis, MO        140    --    --     140                 8/96           98%         95%
  Villa Santa Barbara....  Santa Barbara, CA     87    38    --     125                 8/96           93%         94%
  West Shores............  Hot Springs, AR      135    32    --     167                 8/96           96%         98%
                                              -----   ---   ---   -----                               ----        ----
    Subtotal/Average.....                     1,913   399    60   2,372                                94%         95%
                                              -----   ---   ---   -----                               ----        ----
                                                                                                       93%         95%
    Grand Total..........                     3,520   656   866   5,042
                                              =====   ===   ===   =====                               ====        ====

---------------

(1) Independent living (IL) residences, assisted living (AL) residences (including areas dedicated to residents with Alzheimer's and other forms of dementia), and skilled nursing (SN) beds.

(2) In the case of those communities shown as 31% owned by the Company, this represents ownership of approximately 31% of the outstanding NHP Notes. The aggregate principal and accrued interest of the NHP Notes is less than the expected cash flows of NHP through maturity of the NHP Notes plus the expected value of the properties of NHP at the date of the maturity of the NHP Notes. In the case of those communities shown as approximately 56% owned, this represents the Company's ownership of approximately 56% of the limited partner interests in HCP.

(3) Indicates the date on which the Company acquired each of its owned and leased communities, or commenced operating its managed communities. The Company operated certain of its communities pursuant to management agreements prior to acquiring the communities.

(4) Represents communities owned by the Company and leased to third parties pursuant to master leases under which the Company receives rent regardless of whether the units are occupied. Does not represent occupancy rate, but rather percentage of property leased pursuant to the master lease. These leases were in place at the time the Company acquired its interest in these communities.

(5) This community is leased pursuant to a 14-month operating lease entered into by the Company on June 1, 1997, under which the Company has an option to purchase the community.

(6) It is anticipated that this community will be closed in 1998 and the residents transferred to Buckner Parkway Place upon its completion in the first quarter of 1998.

(7) This community was in the initial lease-up phase during the periods presented above.

(8) Excludes communities owned and leased to others.

THIRD-PARTY MANAGEMENT CONTRACTS

     The Company is a party to two separate property management agreements (the "ILM Management Agreements") with ILM I Lease Corporation and ILM II Lease Corporation, corporations formed by ILM Senior Living, Inc. and ILM Senior Living II, Inc. (collectively, "ILM") that operate 13 senior living communities. The ILM Management Agreements commenced on July 29, 1996 and will expire on December 31, 1999 and December 31, 2000, respectively, subject to extension under certain circumstances, but not beyond July 29, 2001. Under the terms of the ILM Management Agreements, the Company earns a base management fee equal to 4% of the gross operating revenues of the facilities under management (as defined), and is also eligible to receive an incentive management fee equal to 25% of the amount by which the average monthly net cash flow of the facilities (as defined) for the 12-month period ending on the last day of each calendar month exceeds a specified base amount. The ILM Management Agreements are terminable upon the sale of the related facilities, subject to the Company's rights to offer to purchase the facilities. In the event of a sale, the Company has the right to make the first and last offer with respect to the purchase of the facilities subject to the ILM Management Agreements. The Company earned a total of $549,000 and $637,000 under the two ILM Management Agreements for the nine months ended May 31, 1997, which includes the incentive management fee. The Company believes there is a reasonable likelihood that it will earn such incentive fee in the future. See "Certain Transactions -- ILM Management Contracts."

     The Company is also a party to two separate property management agreements (the "Buckner Agreements") with Buckner Retirement Services, Inc. ("Buckner"), a not-for-profit corporation that operates two senior living communities. The Buckner Agreements commenced on April 1, 1996 and 1997 and expire on March 31, 2001 and 2002, respectively, except that either party may terminate the agreements for cause under limited circumstances. Under the terms of the Buckner Agreements, the Company earns a base management fee equal to 5% of the gross revenues of the facility (as defined) or $5,000 per month, whichever is greater. In the case of one of the two Buckner Agreements, the Company is also entitled to a marketing lease-up fee of $500 for each unit at the time it is initially occupied. Each agreement provides that the Company is also eligible to receive an incentive fee equal to 25% of the excess cash flow over budgeted amounts. The Company earned this incentive fee in each of the last two years and believes that there is a reasonable likelihood that it will earn such incentive fee in the future. Pursuant to the terms of the Buckner Agreements, the Company has a right of first refusal with respect to purchasing the communities subject to these agreements.

GROWTH STRATEGIES

     The Company believes that the fragmented nature of the senior living services industry and the limited capital resources available to many small, private operators provide an attractive opportunity for the Company to expand its existing base of senior living operations. The Company believes that its current operations throughout the United States serve as the foundation on which the Company can build senior living networks in targeted geographic markets and thereby provide a broad range of high quality care in a cost-efficient manner.

     The following are the principal elements of the Company's growth strategy:

  Expand Existing Communities

     The Company plans to expand certain of its existing communities to include additional independent living, assisted living residences (including special programs and living units for residents with Alzheimer's and other forms of dementia), and, possibly skilled nursing beds. The Company currently has one expansion project under construction and 11 expansion projects under development, representing an aggregate increase in capacity to accommodate an additional 994 residents. Of these 12 expansion projects, one is at a community which is owned by the Company, four are at communities in which the Company owns an interest and manages under multi-year agreements, and seven are at communities which the Company manages for third parties. The costs of the expansion of managed communities is borne by the community owner and not by the Company. However, with respect to the four expansion projects in which the Company has a partial ownership interest, the Company will manage the expansion and have rights to lease and purchase the expansion facilities. The expansion of existing senior living communities allows the Company to create operating efficiencies and capitalize on its local presence, community familiarity, and reputation in markets in which the Company currently operates.

     The table below summarizes information regarding the expansion of certain of the Company's existing senior living communities currently in process.

                                                        SCHEDULED
            COMMUNITY                   LOCATION       COMPLETION    IL    AL    TOTAL    STATUS(1)
            ---------                   --------      -------------  ---   ---   -----   -----------
Cottonwood Village................  Cottonwood, AZ    1st half 1998   66    47    113    Construction
Hearthstone.......................  Austin, TX        2nd half 1998   --    50     50    Development
Buckner Westminister Village......  Longview, TX      2nd half 1998   --    60     60    Development
Towne Centre......................  Merrillville, IN  1st half 1999   66    70    136    Development
Canton Regency....................  Canton, OH        1st half 1999  100    30    130    Development
Independence Village..............  Raleigh, NC       2nd half 1998   --    50     50    Development
West Shores.......................  Hot Springs, AR   2nd half 1998   --    65     65    Development
The Palms.........................  Ft. Myers, FL     2nd half 1998   --    48     48    Development
Independence Village..............  Peoria, IL        1st half 1999   46    30     76    Development
Crown Point/Crown Villa...........  Omaha, NE         1st half 1999  102    24    126    Development
Amberleigh........................  Buffalo, NY       1st half 1999   --    80     80    Development
Independence Village..............  East Lansing, MI  2nd half 1999   --    60     60    Development
                                                                     ---   ---    ---
    Total.........................                                   380   614    994
                                                                     ===   ===    ===

---------------

(1) "Development" indicates that development activities, such as site surveys, preparation of architectural plans, or initiation of zoning processes, have commenced (but construction has not commenced). "Construction" indicates that construction activities, such as ground-breaking activities, exterior construction, or interior build-out have commenced.

  Develop New Senior Living Communities

     General. The Company intends to continue to expand its operations through the development and construction of new senior living communities in selected markets which provide a quality lifestyle that is affordable to a large segment of seniors. The Company's national presence provides it with extensive research and experience in various markets which serve as the basis for the formulation of its development strategy in the selection of new markets. The Company's development plan calls for the identification of multiple markets in which construction can occur within the Company's targeted time frame and budget. The Company has developed a list of target markets and submarkets based upon local market conditions, the availability of development sites and local construction capabilities, the existence of development barriers to entry, the overall health and growth trends of the local economies, and the presence of a significant elderly population.

     The Company's senior management has extensive experience in real estate development, having developed in excess of $350 million of senior living communities. The Company has an integrated internal development approach pursuant to which the Company's management and other personnel (including designers and architects, market analysts, and construction managers) locate sites for, develop, and open its communities. Personnel who are experienced in site selection conduct extensive market and site-specific feasibility studies prior to the Company's committing significant financial resources to new projects. The Company believes it can rapidly expand its operations into new markets and strengthen its presence within its existing markets utilizing its existing residence models, such as the Waterford model.

     Development with Tri Point. Eleven of the 17 senior living communities referred to in the table below will be Waterford communities, and will be developed pursuant to an arrangement with Tri Point under which Tri Point will pay development and management fees to the Company for development and management services and the Company will have options to purchase the communities upon their completion. Tri Point will be responsible for funding the construction and lease-up costs. These communities will have an aggregate capacity for approximately 1,496 residents at an aggregate estimated cost of completion and lease-up of approximately $80.0 million to $100.0 million. Tri Point has outstanding commitments for loan facilities from institutional lenders aggregating up to $100.0 million to fund these development activities. The Waterford community model is designed to provide middle income residents with a senior living community having amenities typical of higher-priced communities through more efficient space design, emphasizing common areas and providing more efficient layouts of the living areas. See "Certain Transactions -- Tri Point Development Agreement."

     The Waterford design may be configured in a number of different ways thereby providing the Company with flexibility in adapting to a particular geographic market, neighborhood, or site. In addition, the Waterford design has been developed to facilitate the prompt, efficient, cost-effective delivery of health care and personal services. Site requirements for the various designs range from 4.5 to 6.0 acres. The Waterford design may also provide for specially designed residential units, common areas, and dining rooms for residents with Alzheimer's and other forms of dementia.

     The Company believes that its designs meet the desire of many of its residents to move into a new residence that approximates, as nearly as possible, the comfort of their prior home. The Company also believes that its designs achieve several other objectives, including: (i) lessening the trauma of change for residents and their families; (ii) facilitating resident mobility and caregiver access; (iii) enhancing operating efficiencies; (iv) enhancing the Company's ability to match its products to targeted markets; and (v) differentiating the Company from its competitors.

     Development through Other Strategic Alliances. The Company has also formed strategic alliances with for-profit and not-for-profit organizations (such as Buckner Retirement Services, Inc.) to develop, lease-up and manage additional communities while reducing the investment of, and associated risks to, the Company. The Company's alliances are with established development companies or not-for-profit owner/operators of senior living communities. Six of the 17 senior living communities referred to in the table below will be developed through strategic alliances. The for-profit entities generally provide construction management experience, existing relationships with local contractors, suppliers, and municipal authorities, knowledge of local and state building codes and building laws, and assistance with site selection for new communities. The not-for-profit organizations generally provide existing relationships with church and other religious organizations, a community reputation of caring for seniors, a tax-exempt status that permits tax- exempt bond financing, and in certain instances, home health care services. The Company contributes its operational and industry expertise, has had, in most cases, leasing and management responsibilities for communities owned by these organizations, as well as has the right of first refusal to acquire the communities in most cases. Through June 30, 1997, the Company had one new community with a 385-resident capacity under construction and six communities with 1,445 resident capacity under development with these organizations. The Company intends to continue to evaluate opportunities to form similar joint ventures and strategic alliances in the future.

     The Company is currently evaluating a number of potential development projects. The table below summarizes information regarding those developments which the Company expects to complete by 1999.

                                     SCHEDULED
LOCATION OF DEVELOPMENT PROJECTS:   COMPLETION      IL     AL    SN    TOTAL    STATUS(1)
---------------------------------  -------------   -----   ---   ---   -----   ------------
Houston, TX......................  1st half 1998     243    82    60     385   Construction
Carrollton, TX...................  2nd half 1998     136    --    --     136   Development
Mesquite, TX.....................  1st half 1999     136    --    --     136   Development
Duncanville, TX..................  1st half 1999     136    --    --     136   Development
Jacksonville, FL.................  1st half 1999     136    --    --     136   Development
N. Richland Hills, TX............  1st half 1999     136    --    --     136   Development
Euless, TX.......................  1st half 1999     136    --    --     136   Development
Shreveport, LA...................  1st half 1999     136    --    --     136   Development
Brownwood, TX....................  1st half 1999     125    30    --     155   Development
Oklahoma City, OK................  1st half 1999     136    --    --     136   Development
San Antonio, TX..................  1st half 1999     136    --    --     136   Development
Las Vegas, NV....................  1st half 1999     136    --    --     136   Development
Beaumont, TX.....................  1st half 1999     156    54    30     240   Development
Oklahoma City, OK................  1st half 1999     136    --    --     136   Development
Trumbull, CT.....................  1st half 1999     120    30    --     150   Development
Dallas, TX.......................  1st half 1999     270    40    --     310   Development
Georgetown, TX...................  2nd half 1999     270    84    40     394   Development
                                                   -----   ---   ---   -----
     Total.......................                  2,680   320   130   3,130
                                                   =====   ===   ===   =====

---------------

(1) "Development" indicates that development activities, such as site surveys, preparation of architectural plans, or initiation of zoning processes, have commenced (but construction has not commenced). "Construction" indicates that construction activities, such as ground-breaking activities, exterior construction, or interior build-out have commenced.

  Development of Joint Venture Operations in China

     The Company has recently entered into a joint venture agreement with New World Development, Ltd. ("New World") for the purpose of investing, developing and managing senior living communities in several cities in mainland China. New World is a publicly traded property development company based in Hong Kong that currently develops condominium and office projects in China. To date, New World estimates that it has invested approximately $2.6 billion in real estate ventures in China. Pursuant to the agreement with New World, the Company and New World will form an entity which will develop and operate senior living communities in major cities in China. New World will contribute its expertise in constructing properties in China and will bear substantially of all of the construction costs. The Company will be responsible for development of senior living communities and for property management services. The Company currently expects that following its initial development of senior living communities in China, the joint venture will sell individual units in the communities to prospective residents, and the Company will retain the operating responsibilities in such communities. The Company's target cities currently include Shanghai, Guangzhou and Beijing.

  Pursue Strategic Acquisitions

     The Company intends to continue to pursue single or portfolio acquisitions of senior living communities and, to a lesser extent, other assisted living and long-term care communities. Through strategic acquisitions, the Company plans to enter new markets or acquire communities in existing markets as a means to increase market share, augment existing clusters, strengthen its ability to provide a broad range of care, and create operating efficiencies. As the industry continues to consolidate, the Company believes that opportunities will arise to acquire other senior living companies. The Company believes that the current fragmented nature of the senior living industry, combined with the Company's financial resources, national presence, and extensive contacts within the industry, should provide it with the opportunity to evaluate a number of potential acquisition opportunities. In reviewing acquisition opportunities, the Company will consider, among other things, geographic location, competitive climate, reputation and quality of management and communities, and the need for renovation or improvement of the communities.

  Develop and Acquire Additional Home Health Care Agencies

     The Company intends to expand its home health care services by developing, acquiring, and managing new home health care agencies and expanding its range of existing home health care services. The Company currently anticipates that its home health care agencies will be based at the Company's communities, and will serve both the Company's communities and the surrounding area. The Company believes that the expansion of its home health care services will enhance its ability to provide a broad range of health care services, increase its market visibility, augment the creation of senior living networks in targeted areas, and further enhance efforts to coordinate with managed care networks, increase company profitability, as well as aid in the maintaining of current occupancy levels. The Company currently operates one home health care agency, and intends to establish approximately five new home health care agencies at its owned properties by the fourth quarter of 1998.

  Expand Referral Networks

     The Company intends to continue to develop relationships (which, in certain instances, may involve strategic alliances or joint ventures) with local and regional hospital systems, managed care organizations, and other referral sources to attract new residents to the Company's communities. The Company believes that such arrangements or alliances, which could range from joint marketing arrangements to priority transfer agreements, will enable it to be strategically positioned within the Company's markets if, as the Company believes, senior living programs become an integral part of the evolving health care delivery system.

OPERATIONS

  Centralized Management

     The Company centralizes its corporate and other administrative functions so that the community-based management and staff can focus their efforts on resident care. The Company maintains centralized accounting, finance, human resources, training, and other operational functions at its national corporate office in Dallas, Texas. The Company's corporate office is generally responsible for: (i) establishing Company-wide policies and procedures relating to, among other things, resident care and operations; (ii) performing accounting functions; (iii) developing employee training programs and materials; (iv) coordinating human resources; (v) coordinating marketing functions; and (vi) providing strategic direction. In addition, financing, development, construction and acquisition activities, including feasibility and market studies, and community design, development, and construction management, are conducted by the Company's corporate offices.

     The Company seeks to control operational expenses for each of its communities through standardized management reporting and centralized controls of capital expenditures, asset replacement tracking, and purchasing for larger and more frequently used supplies. Community expenditures are monitored by regional and district managers who are accountable for the resident satisfaction and financial performance of the communities in their region.

  Community-Based Management

     An executive director manages the day-to-day operations at each senior living community, including oversight of the quality of care, delivery of resident services, and monitoring of financial performance, and is responsible for all personnel, including food service, maintenance, activities, security, assisted living, housekeeping, and, where applicable, nursing. In most cases, each community also has department managers who direct the environmental services, nursing or care services, business management functions, dining services, activities, transportation, housekeeping, and marketing functions.

     The assisted living and skilled nursing components of the senior living communities are managed by licensed professionals, such as a nurse and/or a licensed administrator. These licensed professionals have many of the same operational responsibilities as the Company's executive directors, but their primary responsibility is to oversee resident care. Many of the Company's assisted living communities and some of its skilled nursing facilities are part of a campus setting, which includes independent living. This campus arrangement allows for cross-utilization of certain support personnel and services, including administrative functions, which results in greater operational efficiencies and lower costs than free-standing facilities.

     The Company actively recruits personnel to maintain adequate staffing levels at its existing communities as well as new staff for new or acquired communities prior to opening. The Company has adopted comprehensive recruiting and screening programs for management positions that utilize corporate office team interviews and thorough background and reference checks. The Company offers system-wide training and orientation for all of its employees at the community level through a combination of Company-sponsored seminars and conferences.

  Home Health Management

     The Company collects all home health care financial data through the use of an electronic data system. This system gives senior management the ability to identify emerging trends, monitor cost controls and develop current pricing strategies. All accounting functions are performed at the corporate office.

     The Company's home health care agency is managed under the auspices of the executive director of the community where that agency is located and under the direct control of an agency director who is a registered nurse. This director and his or her team of registered nurses, licensed practical nurses, home health care aides and various allied medical professionals focus on assessing and subsequently managing the health care needs of residents in that senior living community.

  Quality Assurance

     Quality assurance programs are coordinated and implemented by the Company's corporate and regional staff. The Company's quality assurance is targeted to achieve maximum resident and resident family member satisfaction with the care and services delivered by the Company. The Company's primary focus in quality control monitoring includes routine in-service training and performance evaluations of care givers and other support employees. Additional quality assurance measures include:

     Resident and Resident Family Input. On a routine basis the Company provides residents and family members the opportunity to provide valuable input regarding the day-to-day delivery of services. On-site management at each community has fostered and encouraged active resident councils and resident committees who meet independently. These resident bodies meet with on-site management on a monthly basis to offer input and suggestions to the quality and delivery of services. Additionally, at each community the Company conducts annual resident satisfaction surveys to further monitor the satisfaction levels of both residents and family members. These surveys are sent directly to the corporate headquarters for tabulation and distribution to on-site staff and residents. For any departmental area of service scoring below a 90%, a plan of correction is developed jointly by on-site, regional and corporate staff for immediate implementation.

     Regular Community Inspections. On a monthly basis a community inspection is conducted by regional and/or corporate staff. Included as part of this inspection is the monitoring of the overall appearance and maintenance of the community interiors and grounds. The inspection also includes monitoring staff professionalism and departmental reviews of maintenance, housekeeping, activities, transportation, marketing, administration and food service as well as health care, if applicable. The monthly inspection also includes the observation of residents in their daily activities and community compliance with government regulations.

     Independent Service Evaluations. The Company engages the services of outside professional independent consulting firms to evaluate various components of the community operations. These services include "mystery shops," competing community analysis, pricing recommendations and product positioning. This provides management with valuable unbiased product and service information. A plan of action regarding any areas requiring improvement or change is implemented based on information received. At communities where health care is delivered, these consulting service reviews include the on-site handling of medications, record-keeping, and general compliance with all governmental regulations.

  Marketing

     Each community is staffed by on-site marketing directors and additional marketing staff depending on the community size. The primary focus of the on-site marketing staff is to create awareness of the Company and its services among prospective residents and family members, professional referral sources and other key decision makers. The marketing efforts incorporate an aggressive marketing plan to include monthly and annual goals for leasing, new lead generation, prospect follow up, community outreach, and resident and family referrals. Additionally, the marketing plan includes a calendar of promotional events and a comprehensive media program. On-site marketing departments perform a competing community assessment twice annually. Corporate and regional marketing directors monitor the on-site marketing departments' effectiveness and productivity on a monthly basis. Routine detailed marketing department audits are performed on an annual basis or more frequently if deemed necessary. Corporate and regional personnel assist in the development of marketing strategies for each community and produce creative media, assist in direct mail programs and necessary marketing collateral materials. Ongoing sales training of on-site marketing staff is implemented by corporate and regional marketing directors.

     In the case of new development, the corporate and regional staff develop a comprehensive community outreach program that is implemented at the start of construction. A marketing pre-lease program is developed and on-site marketing staff are hired and trained to begin the program implementation six to nine months prior to the community opening. Extensive use of media to include radio, television, print, direct mail and telemarketing is implemented during this pre-lease phase.

     After the community is opened and sustaining occupancy levels are attained, the on-site marketing staff is more heavily focused on resident and resident family referrals, as well as professional referrals. A maintenance program of print media and direct mail is then implemented.

GOVERNMENT REGULATION

     Changes in existing laws and regulations, adoption of new laws and regulations and new interpretations of existing laws and regulations could have a material effect on the Company's operations. Failure by the Company to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition, and results of operations. Accordingly, the Company monitors legal and regulatory developments on local and national levels.

     The health care industry is subject to extensive regulation and frequent regulatory change. At this time, no federal laws or regulations specifically regulate assisted or independent living residences. While a number of states have not yet enacted specific assisted living regulations, the Company's communities are subject to regulation, licensing, Certificate of Need and permitting by state and local health and social service agencies and other regulatory authorities. While such requirements vary from state to state, they typically relate to staffing, physical design, required services, and resident characteristics. The Company believes that such regulation will increase in the future. In addition, health care providers are receiving increased scrutiny under anti-trust laws as integration and consolidation of health care delivery increases and affects competition. The Company's communities are also subject to various zoning restrictions, local building codes, and other ordinances, such as fire safety codes. Failure by the Company to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition, and results of operations. Regulation of the assisted living industry is evolving. The Company is unable to predict the content of new regulations and their effect on its business. There can be no assurance that the Company's operations will not be adversely affected by regulatory developments.

     The Company believes that its communities are in substantial compliance with applicable regulatory requirements. However, in the ordinary course of business, one or more of the Company's communities could be cited for deficiencies. In such cases, the appropriate corrective action would be taken. To the Company's knowledge, no material regulatory actions are currently pending with respect to any of the Company's communities.

     Under the Americans with Disabilities Act of 1990, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional federal, state, and local laws exist that also may require modifications to existing and planned properties to permit access to the properties by disabled persons. While the Company believes that its communities are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial.

     In addition, the Company is subject to various federal, state and local environmental laws and regulations. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such contamination properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site. In connection with the ownership or operation of its properties, the Company could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. The Company has completed Phase I environmental audits of the communities in which the Company owns interests, and such surveys have not revealed any material environmental liabilities that exist with respect to these communities.

     The Company believes that the structure and composition of government, and specifically health care, regulations will continue to change and, as a result, regularly monitors developments in the law. The Company expects to modify its agreements and operations from time to time as the business and regulatory environments change. While the Company believes it will be able to structure all its agreements and operations in accordance with applicable law, there can be no assurance that its arrangements will not be successfully challenged.

COMPETITION

     The senior living services industry is highly competitive, and the Company expects that all segments of the industry will become increasingly competitive in the future. Although there are a number of substantial companies active in the senior living services industry and in the markets in which the Company operates, the industry continues to be very fragmented and characterized by numerous small operators. For example, the Company competes with American Retirement Corporation in Texas, Sunrise Assisted Living, Inc. in North Carolina and New York, Atria Communities in New York, and Marriott Senior Living Services in Florida. The Company believes that the primary competitive factors in the senior living services industry are: (i) reputation for and commitment to a high quality of care; (ii) quality of support services offered (such as home health care and food services); (iii) price of services; (iv) physical appearance and amenities associated with the communities; and (v) location. The Company competes with other companies providing independent living, assisted living, skilled nursing, home health care, and other similar service and care alternatives, some of whom may have greater financial resources than the Company. Because seniors tend to choose senior living communities near their homes, the Company's principal competitors are other senior living and long-term care communities in the same geographic areas as the Company's communities. The Company also competes with other health care businesses with respect to attracting and retaining nurses, technicians, aides, and other high quality professional and non-professional employees and managers.

INSURANCE AND LEGAL PROCEEDINGS

     The provision of personal and health care services entails an inherent risk of liability. In recent years, participants in the senior living and health care services industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and result in the incurrence of significant defense costs. The Company currently maintains property, liability, and professional medical malpractice insurance policies for the Company's owned and managed communities under a master insurance program in amounts and with such coverages and deductibles that the Company believes are within normal industry standards based upon the nature and risks of the Company's business, and the Company believes that such insurance coverage is adequate. The Company also has an umbrella excess liability protection policy in the amount of $10.0 million per location. There can be no assurance that a claim in excess of the Company's insurance will not arise. A claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect upon the Company. In addition, the Company's insurance policies must be renewed annually. There can be no assurance that the Company will be able to obtain liability insurance in the future or that, if such insurance is available, it will be available on acceptable terms.

     Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs. The Company is not aware of any environmental liability with respect to any of its owned, leased, or managed communities that it believes would have a material adverse effect on the Company's business, financial condition, or results of operations. The Company believes that its communities are in compliance in all material respects with all federal, state, and local laws, ordinances, and regulations regarding hazardous or toxic substances or petroleum products. The Company has not been notified by any governmental authority, and is not otherwise aware of any material non-compliance, liability, or claim relating to hazardous or toxic substances or petroleum products in connection with any of the communities it currently operates.

     On July 29, 1996, ILM terminated management agreements with Angeles Housing Concepts, Inc. ("AHC") covering the management of its senior living communities and entered into the ILM Management Agreements described herein under "Business -- Third-Party Management Contracts." On February 4, 1997, AHC filed a lawsuit in the Superior Court of the State of California against Capital Senior Management 2, Inc., one of the Contributed Entities, and others alleging that the defendants intentionally interfered with AHC's property management agreements with ILM by inducing ILM to terminate the agreements. The complaint seeks damages of at least $2 million. On March 4, 1997, the defendants removed the case to the U.S. District Court for the Central District of California. Trial in the action has been set for January 12, 1998, and discovery in the action has begun. The Company is vigorously defending the claims and believes that it has adequate insurance to cover the claim if the matter is determined adversely to the Company. In an action pending in the U.S. District Court for the Eastern District of Virginia that the Company is not a party to, ILM initiated a lawsuit against AHC for breach of contract and other claims, and AHC filed a counterclaim against ILM. AHC has obtained a judgment against ILM in this action in the amount of $1 million, which judgment ILM has appealed.

EMPLOYEES

     As of June 30, 1997, the Company employed approximately 1,558 persons, of which approximately 882 are full-time employees (approximately 32 of whom are located at the Company's corporate offices) and 676 are part-time employees. None of the Company's employees is currently represented by a labor union and the Company is not aware of any union organizing activity among its employees. The Company believes that its relationship with its employees is good.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information concerning each of the Company's executive officers, directors and key employees:

                NAME                   AGE             POSITION(S) WITH THE COMPANY
                ----                   ---             ----------------------------
Jeffrey L. Beck......................  52    Co-Chairman and Chief Executive Officer
James A. Stroud......................  47    Co-Chairman, Chief Operating Officer, and
                                             Secretary
Lawrence A. Cohen....................  43    Vice Chairman and Chief Financial Officer
Keith N. Johannessen.................  40    President
Rob L. Goodpaster....................  44    Vice President -- National Marketing
David W. Beathard, Sr................  50    Vice President -- Operations
Charles W. Allison...................  48    Vice President -- Development
David R. Brickman....................  39    Vice President and General Counsel
Kathleen L. Granzberg................  36    Controller -- Corporate
Robert F. Hollister..................  41    Controller -- Property
Dr. Gordon I. Goldstein..............  60    Director -- Nominee
J. Frank Miller, III.................  45    Director -- Nominee
James A. Moore.......................  63    Director -- Nominee
Dr. Victor W. Nee....................  62    Director -- Nominee

     Messrs. Goldstein, Miller, Moore and Nee have agreed to become members of the Board of Directors of the Company effective upon completion of the Offering.

     JEFFREY L. BECK has served as a director and Chief Executive Officer of the Company and its predecessors since January 1986. He currently serves as Co-Chairman and Chief Executive Officer of the Company. Mr. Beck also serves on the boards of various educational, religious and charitable organizations and in varying capacities with several trade associations. Mr. Beck served as Vice Chairman of the American Seniors Housing Association from 1992 to 1994, and as Chairman from 1994 to 1996, and remains a member of its Executive Board, and is a council member of the Urban Land Institute. Mr. Beck is Chairman of the Board of Directors of United Texas Bank of Dallas and is Chairman and President of Beck Properties Trophy Club.

     JAMES A. STROUD has served as a director and Chief Operating Officer of the Company and its predecessors since January 1986. He currently serves as Co-Chairman and Chief Operating Officer of the Company. Mr. Stroud also serves on the boards of various educational and charitable organizations, and in varying capacities with several trade organizations, including as a member of the Founder's Council and Board of Directors of the Assisted Living Federation of America, and as Housing Commissioner, President-Elect, and as a member of the Board of Directors of the National Association For Senior Living Industries. Mr. Stroud also serves as an Advisory Group member to the National Investment Conference. Mr. Stroud was a Founder of the Texas Assisted Living Association and serves as a member of its Board of Directors. Mr. Stroud has earned a Masters in Law, is a licensed attorney and is also a Certified Public Accountant.

     LAWRENCE A. COHEN has served as a director and Vice Chairman and Chief Financial Officer of the Company since November 1996. From 1991 to 1996, Mr. Cohen served as President and Chief Executive Officer of Paine Webber Properties Incorporated, which controlled a real estate portfolio having a cost basis of approximately $3.0 billion, including senior living facilities of approximately $110.0 million. Mr. Cohen is also president and a member of the boards of directors of ILM Senior Living, Inc. and ILM Senior Living II, Inc., and is a member of the boards of directors of ILM I Lease Corporation and ILM II Lease Corporation. In addition, he serves as a member of the Corporate Finance Committee and chairman of the Direct Participation Programs Subcommittee of the NASD Regulation, Inc., and was a founding member of the executive committee of the Board of the American Seniors Housing Association. Mr. Cohen has earned a Masters in Law, is a licensed attorney and is also a Certified Public Accountant. Mr. Cohen has had positions with businesses involved in senior living for 12 years.

     KEITH N. JOHANNESSEN has served as President of the Company and its predecessors since March 1994, and previously served as Executive Vice-President since May 1993. From 1992 to 1993, Mr. Johannessen served as Senior Manager in the health care practice of Ernst & Young. From 1987 to 1992, Mr. Johannessen was Executive Vice President of Oxford Retirement Services, Inc. Mr. Johannessen has served on the State of the Industry and Model Assisted Living Regulations Committees of the American Seniors Housing Association. Mr. Johannessen has been active in operational aspects of senior housing for 19 years.

     ROB L. GOODPASTER has served as Vice President -- National Marketing of the Company and its predecessors since December 1992. From 1990 to 1992, Mr. Goodpaster was National Director for Marketing for Autumn America, an owner and operator of senior housing facilities. Mr. Goodpaster is a member of the Board of Directors of the National Association For Senior Living Industries. Mr. Goodpaster has been active in the operational, development and marketing aspects of senior housing for 21 years.

     DAVID W. BEATHARD, SR. has served as Vice President -- Operations of the Company and its predecessors since August 1996. From 1992 to 1996, Mr. Beathard owned and operated a consulting firm which provided operational, marketing and feasibility consulting regarding senior housing facilities. Mr. Beathard serves as a Designated Alternate member of the Board of Directors of the Texas Assisted Living Association. Mr. Beathard has been active in the operational, sales and marketing, and construction oversight aspects of senior housing for 23 years.

     CHARLES W. ALLISON has served as Vice President -- Development of the Company and its predecessors since February 1997. From 1996 to 1997, Mr. Allison served as Vice President of Development with Greenbriar Corporation, and from 1993 to 1996 as Regional Director of Development for Sterling House Corporation, both of which are in the senior housing and health care development and operational business. Mr. Allison has been active in site selection, feasibility phase, design phase, and construction of senior housing properties and multi-family commercial real estate for 29 years. Mr. Allison has earned a Masters Degree in Business Administration.

     DAVID R. BRICKMAN has served as Vice President and General Counsel of the Company and its predecessors since July 1992. From 1989 to 1992, Mr. Brickman served as in-house counsel with LifeCo Travel Management Company, a corporation which provided travel services to U.S. corporations. Mr. Brickman has earned a Masters of Business Administration and a Masters in Health Administration. Mr. Brickman has either practiced law or performed in-house counsel functions for 11 years.

     KATHLEEN L. GRANZBERG, a Certified Public Accountant, has served as the Corporate Controller for the Company and its predecessors since December 1991, and as Property Controller since 1987. Ms. Granzberg is a member of the American Institute of Certified Public Accountants and is also a member of the Texas Society of Certified Public Accountants.

     ROBERT F. HOLLISTER, a Certified Public Accountant, has served as Property Controller for the Company and its predecessors since April 1992. From 1985 to 1992, Mr. Hollister was Chief Financial Officer and Controller of Kavanaugh Securities, Inc., a NASD broker dealer. Mr. Hollister is a Certified Financial Planner. Mr. Hollister is a member of the American Institute of Certified Public Accountants and is also a member of the Texas Society of Certified Public Accountants.

     DR. GORDON I. GOLDSTEIN has been an attending anesthesiologist at Presbyterian Hospital in Dallas, Texas since 1967 and at the Surgery Center Southwest since 1990. He is board certified by the American Board of Anesthesiology and has been a Fellow of the American College of Anesthesiology since 1966. Dr. Goldstein has published Diagnosis and Treatment of Reactions of Chymopapain and Successful Treatment of Cafe Coronary. Dr. Goldstein received his undergraduate degree in biology and chemistry from East Tennessee State University, his M.D. from the University of Tennessee Medical School and has served in the medical profession in the northeast and currently in the southwest. Dr. Goldstein served as the Chairman of the

Department of Anesthesiology at Presbyterian Hospital in Dallas, Texas from 1994 to 1997, and currently serves as Chairman of Dallas Anesthesiology Associates.

     J. FRANK MILLER, III, is currently the President and Chief Executive Officer of JPI, the largest multi-family developer in the United States. Mr. Miller has served in this capacity from 1989 to the present. Mr. Miller has over 20 years of experience in real estate investment management and development. As managing partner and president of JPI, he is responsible for the ongoing operations of JPI's acquisitions, development, construction and management activities and establishes and maintains JPI's financial relationship. Mr. Miller was recognized as Builder of the Year for 1997 by Multifamily Executive Magazine. Prior to joining JPI, Mr. Miller was President of Southland Financial Corporation.

     JAMES A. MOORE is currently President of Moore Diversified Services, Inc., a senior living consulting firm engaged in market feasibility studies, investment advisory services, and marketing and strategic consulting in the senior living industry. Mr. Moore has 35 years of industry experience and has conducted over 1,600 senior living consulting engagements in approximately 475 markets, in 46 states and six countries. Mr. Moore has authored numerous senior living and health care industry technical papers and trade journal articles, as well as the book Assisted Living -- Pure & Simple Development and Operating Strategies, which is required assisted living certification course material for the American College of Health Care Administrators. Mr. Moore is the immediate past president of The National Association for Senior Living Industries and is the current chairman of The National Foundation for Retirement Living.

     DR. VICTOR W. NEE, has been a Professor in the Department of Aerospace and Mechanical Engineering at the University of Notre Dame since 1965. In addition to his professorial duties, Dr. Nee served as Director of the Advanced Technology Center at the University of Massachusetts, Dartmouth from 1993 to 1995, and as Director of the Advanced Engineering Research Laboratory at the University of Notre Dame from 1991 to 1993. Dr. Nee received a Bachelors of Science from the National Taiwan University in Civil Engineering and a Ph.D. in Fluid Mechanics from The Johns Hopkins University. Dr. Nee holds international positions as an advisor to governmental, educational and industrial organizations in China. Dr. Nee has an ongoing relationship with New World and will continue as Company's principal liaison with New World in connection with the Company's China development operations.

     Mr. Stroud experienced personal difficulties in 1993 surrounding a prolonged terminal illness of his daughter. In 1994, Mr. Stroud pled guilty to felony charges of driving while intoxicated, and was sentenced to, among other obligations, five years probation and after care obligations, and as a result, a probated sentence in 1992 of convictions of driving while intoxicated charges was extended. If Mr. Stroud were to be convicted of similar charges in the future, the risk exists that he would be unable to continue his employment with the Company. In 1993, Mr. Stroud pled guilty to misdemeanor possession of marijuana and paid a minor fine. The Board of Directors has concluded that these matters do not adversely affect his fitness to serve as an officer or director of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors, which will consist of seven members upon consummation of the Offering, is divided into three classes of as nearly equal size as possible. At each annual meeting of stockholders, directors constituting one class are elected for a three-year term. The terms of Messrs. Miller, Moore, and Nee will expire at the 1998 Annual Meeting of Stockholders, the terms of Messrs. Cohen and Goldstein will expire at the 1999 Annual Meeting of Stockholders, and the terms of Messrs. Beck and Stroud will expire at the 2000 Annual Meeting of Stockholders. See "Description of Capital Stock -- Certain Charter and Bylaw Provisions."

     The Board of Directors has established a policy of holding meetings on a regular monthly basis and on other occasions when required by special circumstances. Certain directors also devote their time and attention to the Board's principal standing committees. The committees and their primary functions are as follows:

     Executive Committee. The members of the Executive Committee are Messrs. Beck, Stroud and Cohen. The Executive Committee has been delegated all of the powers of the Board of Directors to the extent permitted under the Delaware General Corporation Law, other than those powers delegated to other committees of the Board of Directors.

     Audit Committee. The members of the Audit Committee will be Messrs. Goldstein, Miller, and Moore, all of whom are non-employee directors. The Audit Committee, among other things, will make recommendations concerning the engagement of independent auditors, reviews the results and scope of the annual audit and other services provided by the Company's independent auditors and reviews the adequacy of the Company's internal accounting controls.

     Compensation Committee. The members of the Compensation Committee will be Messrs. Goldstein, Moore, and Nee, all of whom are non-employee directors. The Compensation Committee will make recommendations to the full Board of Directors concerning salary and bonus compensation and benefits for executive officers of the Company. The Compensation Committee has the power and authority to take all actions and make all determinations under the Company's 1997 Stock Incentive Plan, including the grant of options thereunder.

EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning the compensation paid to the Company's Chief Executive Officer and each of the other three most highly compensated executive officers whose salary exceeded $100,000 in 1996 for services rendered in all capacities to the Company for fiscal 1996. All of the executive officers named below are referred to herein as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                               ANNUAL COMPENSATION
                                                              ----------------------
               NAME AND PRINCIPAL POSITION(1)                  SALARY       BONUS
               ------------------------------                 --------    ----------
Jeffrey L. Beck.............................................  $175,000(2) $1,483,300(2)
  Co-Chairman and Chief Executive Officer
James A. Stroud.............................................  $175,000(2) $1,483,300(2)
  Co-Chairman, Chief Operating Officer, and Secretary
Keith N. Johannessen........................................  $128,750    $   20,000
  President
David R. Brickman...........................................  $ 85,000    $   52,857(3)
  Vice President and General Counsel

---------------

(1) The Company has entered into an Employment Agreement with Mr. Lawrence A. Cohen to be the chief financial officer of the Company. Pursuant to the terms of such agreement, Mr. Cohen's annual salary will be $250,000 plus a minimum annual bonus of 25% of Mr. Cohen's base salary. See "-- Employment Agreements."

(2) Following the consummation of the Offering, the annual salary of Messrs. Beck and Stroud will be $175,000 each, subject to annual adjustments and bonuses as approved by the Compensation Committee. Bonus distributions were paid based in part on Federal income tax regulations relating to distributions of closely held corporations and S corporations that will not apply to the Company after the Offering. See note (2) to the table under "Selected Financial Data" and "-- Employment Agreements."

(3) The bonus amount includes a commission of $33,000 paid on the sale of CSLC's multi-family properties in 1996.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with each of its named executive officers. Messrs. Beck and Stroud entered into employment agreements with the Company in May 1997; and Mr. Cohen, Mr. Brickman, and Mr. Johannessen entered into employment agreements with the Company in November 1996. Messrs. Beck and Stroud's employment agreements contain terms that renew annually for successive four-year periods, and the compensation thereunder consists of a minimum base salary of $175,000 and a bonus that may be given at the option of the Compensation Committee, in an amount that is at the Compensation Committee's discretion. Mr. Cohen's employment agreement is for a term of three years, and the compensation thereunder consists of a minimum annual base salary of $250,000 and a minimum annual bonus of 25% of Mr. Cohen's base salary. Messrs. Brickman and Johannessen's employment agreements are for a term of three years and automatically extend for a two-year term on a consecutive basis, and the compensation thereunder consists of an annual base salary of $140,000 in the case of Mr. Johannessen, and $100,000 in the case of Mr. Brickman, and an annual bonus as determined by the Board of Directors or Compensation Committee. Included in each employment agreement is a covenant of the employee not to compete with the Company during the term of his employment and for a period of one year thereafter (two years in the case of Mr. Cohen).

     Messrs. Beck and Stroud's employment agreements also provide that if they are terminated by the Company other than for cause or for reasons of death or disability or if they voluntarily resign for good reason, then the Company will pay their base salary plus their minimum annual bonus for the balance of the term of the agreement, but not less than two years (base salary plus minimum annual bonus for three years if the termination is due to a Fundamental Change, as defined therein). Mr. Cohen's employment agreement provides that if Mr. Cohen is terminated by the Company other than for cause or for reasons of death or disability or Mr. Cohen voluntarily resigns for good reason, then the Company will pay to Mr. Cohen his base salary plus his minimum annual bonus for the balance of the term of his employment agreement, but not less than one year (base salary plus minimum annual bonus for two years if the termination is due to a Fundamental Change, as defined therein). Messrs. Brickman and Johannessen's employment agreements provide that if the employee is terminated by the Company other than for cause or for reasons of death or disability or the employee voluntarily resigns for good reason, then the Company will pay the employee his base salary for the balance of the term of the employment agreement, but in any event not to exceed two years, and not less than one year from the date of notice of the termination.

     Mr. Beck and Mr. Stroud's employment agreements also contain provisions that allow them, in the event of their termination without cause, to require the Company to register under the Securities Act and the right to include in a Company initiated registration statement the shares of Common Stock that are owned by them on the date of their termination plus all shares of Common Stock that they may acquire after their termination pursuant to the exercise of options.

DIRECTOR COMPENSATION

     Directors who are employees of the Company do not receive additional compensation for serving as directors of the Company. Non-employee directors are entitled to an annual retainer of $7,000 payable, in arrears, on the date of each annual meeting of stockholders, commencing with the 1998 Annual Meeting of Stockholders. Non-employee directors are also entitled to a fee of $500 for each board meeting attended by such director, and $200 for each committee meeting attended by such director that is not on the same day as a meeting of the Board of Directors. All directors are entitled to reimbursement for their actual out-of-pocket expenses incurred in connection with attending meetings. In addition, non-employee directors receive options to purchase shares of Common Stock in accordance with the provisions of the 1997 Stock Incentive Plan. See "-- Compensation Pursuant to Plans -- 1997 Stock Incentive Plan."

COMPENSATION PURSUANT TO PLANS

  1997 Stock Incentive Plan

     The Company has adopted the 1997 Omnibus Stock and Incentive Plan for Capital Senior Living Corporation (the "1997 Stock Incentive Plan"). The Stock Incentive Plan was approved by the Board of Directors and stockholders of the Company in August 1997. Under the 1997 Stock Incentive Plan, the Compensation Committee has the authority to grant to key employees and consultants of the Company the following types of awards: (i) stock options in the form of incentive stock options ("ISO") or non-qualified stock options, or both; (ii) stock appreciation rights; (iii) restricted stock; and/or (iv) other stock-based awards. Pursuant to the 1997 Stock Incentive Plan, the maximum number of shares of Common Stock which may be issued is 1,565,000 shares, plus shares which are reacquired pursuant to the share repurchase plan. Under the share repurchase plan, which is expressly set forth in the 1997 Stock Incentive Plan, shares may be repurchased by the Company in the open market with the cash proceeds received by the Company with respect to options exercised and shares (restricted) sold under the 1997 Stock Incentive Plan, up to a maximum of 50% of the total shares authorized for grant under the 1997 Stock Incentive Plan (determined by taking into account any increase based on new issuance of shares, but without regard to the share repurchase plan). The shares issued with respect to the 1997 Stock Incentive Plan may include authorized and unissued shares or treasury shares. The maximum number of shares for which ISOs may be granted is 1,565,000. The maximum number of shares of Common Stock for which awards may be made under the 1997 Stock Incentive Plan to an officer of the Company or other person whose compensation may be subject to the limitations on deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), is 100,000 during any single year. Any shares as to which an option or other award expires, lapses unexpired, or is forfeited, terminated, or canceled may become subject to a new option or other award. The 1997 Stock Incentive Plan will terminate on, and no award may be granted later than, the tenth anniversary of the date of adoption of the 1997 Stock Incentive Plan, but the exercise date of awards granted prior to such tenth anniversary may extend beyond that date.

     The 1997 Stock Incentive Plan provides for automatic grants of non-qualified stock options to purchase shares of Common Stock to Outside Directors. Options to purchase 9,000 shares of Common Stock have been automatically granted to each person serving as an Outside Director as of the consummation of the Offering at an exercise price equal to the initial public offering price. If any person who was not previously a member of the Board of Directors is elected or appointed an Outside Director following the consummation of the Offering but prior to the date of the annual meeting of stockholders of the Company in the year 2000, such Outside Director will automatically be granted an option to purchase 7,000 shares of Common Stock if such Outside Director's service begins prior to the second anniversary of the Offering and 5,000 shares of Common Stock if such Outside Director's service begins after the second anniversary of the Offering. The Board of Directors may, in its discretion, increase or decrease the number of shares subject to such option to reflect the extent to which such Outside Director's expected service may exceed two years or may be less than one year. Such options shall vest with respect to 3,000 shares on the date of the first annual meeting of stockholders following the date of grant, 3,000 shares on the date of the second annual meeting of stockholders following the date of grant, and any remaining shares on the date of the third annual meeting of stockholders following the date of grant.

     On the date of each annual meeting of the stockholders of the Company beginning with the annual meeting of stockholders held in the year 2000, unless the 1997 Stock Incentive Plan has been terminated, each Outside Director who will continue as a director following such meeting will receive an option to purchase 3,000 shares of Common Stock. Such options will vest with respect to all 3,000 shares on the date of the next annual meeting of stockholders. All options automatically granted to an Outside Director will enable the optionee to purchase shares of Common Stock at the fair market value of the Common Stock on the date of grant. Outside Director optionees will not be able to transfer or assign their options without the prior written consent of the Board of Directors other than (i) transfers by the optionee to a member of his or her immediate family or a trust for the benefit of the optionee or a member of his or her immediate family, or (ii) transfers by will or by the laws of descent and distribution. Options automatically granted to Outside Directors will have a term of ten years from the date of grant. The exercise price may be paid in cash, shares of Common Stock, or a combination thereof. The Board of Directors has the discretion to reduce, but not increase, the number of shares awardable to Outside Directors and to postpone, but not accelerate, the vesting of such options.

     ISOs and non-qualified stock options may be granted to employees for such number of shares as the Board of Directors or Compensation Committee may determine and may be granted alone, in conjunction with, or in tandem with other awards under the 1997 Stock Incentive Plan or cash awards outside the 1997 Stock Incentive Plan. A stock option will be exercisable at such times and subject to such terms and conditions as the Compensation Committee will determine, but the term will be no more than ten years after the date of grant (five years in the case of ISOs for certain 10% stockholders). The option price for an ISO will not be less than 100% (110% in the case of certain 10% stockholders) of the fair market value of the Common Stock as of the date of grant. ISOs granted under the 1997 Stock Incentive Plan may not be transferred or assigned other than by will or by the laws of descent and distribution. Non-qualified stock options, restricted stock awards and stock appreciation rights may not be transferred or assigned without the prior written consent of the Compensation Committee, other than (i) transfer by the optionee to a member of his or her immediate family or a trust for the benefit of the optionee or a member of his or her immediate family, or (ii) transfers by will or by the laws of descent and distribution.

     Stock appreciation rights may be granted under the 1997 Stock Incentive Plan alone, or in conjunction with all or part of a stock option. If issued in conjunction with a stock option, it will be exercisable only when the underlying stock option is exercisable and once a stock appreciation right has been exercised, the related portion of the stock option underlying the stock appreciation right will terminate. Upon the exercise of a stock appreciation right, the Company will pay to the employee or consultant in cash, Common Stock, or a combination thereof (the method of payment to be at the discretion of the Compensation Committee), an amount equal to the excess of the fair market value of the Common Stock on the exercise date over the option price, multiplied by the number of stock appreciation rights being exercised.

     Restricted stock awards may be granted alone, in addition to, or in tandem with, other awards under the 1997 Stock Incentive Plan or cash awards made outside the 1997 Stock Incentive Plan. The provisions attendant to a grant of restricted stock may vary from participant to participant. In making an award of restricted stock, the Compensation Committee will determine the periods during which the restricted stock is subject to forfeiture. During the restriction period, the employee or consultant may not sell, transfer, pledge, or assign the restricted stock, but will be entitled to vote the restricted stock and to receive, at the election of the Compensation Committee, cash or deferred dividends.

     The Compensation Committee also may grant other types of awards such as performance shares, convertible preferred stock, convertible debentures, or other exchangeable securities that are valued, as a whole or in part, by reference to or otherwise based on the Common Stock. These awards may be granted alone, in addition to, or in tandem with stock options, stock appreciation rights, restricted stock, or cash awards outside of the 1997 Stock Incentive Plan. Awards will be made upon such terms and conditions as the Compensation Committee may determine.

     If there is a change in control or a potential change in control of the Company (as defined in the 1997 Stock Incentive Plan), unless otherwise determined by the Compensation Committee in its sole discretion, stock appreciation rights and limited stock appreciation rights, and any stock options which are not then exercisable, will become fully exercisable and vested and the restrictions and deferral limitations applicable to restricted stock and other stock-based awards may lapse and such shares and awards will be deemed fully vested. Stock options, stock appreciation rights, limited stock appreciation rights, restricted stock and other stock-based awards, will, unless otherwise determined by the Compensation Committee in its sole discretion, be cashed out on the basis of the change in control price (as defined in the 1997 Stock Incentive Plan and as described below). The change in control price will be the highest price per share paid in any transaction reported on the NYSE or paid or offered to be paid in any bona fide transaction relating to a change in control or potential change in control at any time during the immediately preceding 60-day period, as determined by the Compensation Committee.

     Effective upon the completion of the Offering, options to purchase up to 782,500 shares of Common Stock, exercisable at the initial public offering price, will be awarded to 60 key employees and directors of the Company. Each such option will become exercisable over a five-year period and will expire on the tenth anniversary of the date of grant.

                              CERTAIN TRANSACTIONS

ILM MANAGEMENT CONTRACTS

     The Company is a party to two separate property management agreements (the "ILM Management Agreements") with ILM I Lease Corporation and ILM II Lease Corporation, two finite-life corporations formed by ILM Senior Living, Inc. and ILM Senior Living II, Inc. (collectively, "ILM") that operate 13 senior living communities. The ILM Management Agreements commenced on July 29, 1996 and expire on December 31, 1999 and December 31, 2000, respectively, subject to extension under certain circumstances, but not beyond July 29, 2001. Lawrence A. Cohen is a director of ILM I Lease Corporation and ILM II Lease Corporation and is the president and a director of ILM. Effective in November 1996, Mr. Cohen was elected Vice Chairman and Chief Financial Officer of the Company. The Company earned a total of $549,000 and $637,000 under the two ILM Management Agreements for the nine months ended May 31, 1997. The Company has an agreement with Mr. Cohen whereby he has agreed that, without the Company's prior consent, he will not spend a significant portion of his time on matters not related to his duties with the Company. See "Business -- Third-Party Management Contracts."

     The Company has discussed various strategic transactions with ILM, although there can be no assurance that these discussions will result in a transaction that is acceptable to the parties.

TRI POINT DEVELOPMENT AGREEMENT

     On September 16, 1997, the Company and Tri Point Communities, L.P. ("Tri Point"), a limited partnership owned by the Company's founders, Jeffrey L. Beck and James A. Stroud and their affiliates, entered into a Development and Turnkey Agreement (the "Tri Point Agreement") in connection with the development and management of Waterford communities by the Company for Tri Point. The Company believes that the arrangement with Tri Point provides it with an attractive mechanism to develop new communities without employing its own capital and which will not be dilutive to earnings during the development and lease-up phases. Further, the Company has the right to purchase communities developed by Tri Point upon their completion pursuant to a purchase option under the Tri Point Agreement.

     Pursuant to the Tri Point Agreement, upon the closing of the purchase of the real estate by Tri Point and the receipt of final, non-appealable zoning approvals for the community to be developed, the parties expect to enter into a development agreement for the construction of the community. The development agreement provides for a development fee payable to the Company that the Company expects will range between 4% and 7% of total project costs, depending on the individual transaction and determined on the date of signing. Upon completion of the construction of a community and pursuant to the development agreement, the parties will enter into a management agreement, pursuant to which the Company expects to earn a management fee equal to the greater of 5% of gross revenues or $5,000 per month and a lease-up fee equal to approximately $500 for each unit leased and occupied. The Company believes that the development and management fees to be paid to the Company approximate fair market fees. The Company expects that each management agreement will have a 10-year term with a five-year renewal option in favor of the Company. The Company will have an option to purchase each community at a price equal to the then fair market value (to be determined by a third-party appraisal). The Company has made no determination as of the date of this Prospectus as to whether it will exercise any purchase option. The Company will evaluate the possible exercise of each purchase option based upon the business and financial factors which may exist at the time those options become exercisable. The Company has implemented a policy requiring any material transaction (or series of related transactions) between the Company and Tri Point (including exercise of any purchase options) to be approved by all of the directors who have no beneficial or economic interest in Tri Point upon such directors' determination that the terms of the transaction are no less favorable to the Company than those that could have been obtained from third parties.

     Tri Point has received and accepted commitments for loan facilities from institutional lenders aggregating up to $100.0 million to fund its development activities.

PRIOR TRANSACTIONS INVOLVING CSLC, HCP AND NHP

     Set forth below is a summary of prior transactions involving CSLC, HCP, and NHP pursuant to which the founders of the Contributed Entities derived economic benefits through their ownership of the Contributed Entities. As a result of the Formation Transactions, the Company will succeed to the founders' interests in these entities.

  Project and Partnership Management

     Capital Senior Living, Inc. ("CSL") (one of the Contributed Entities) and until February 1, 1995, Capital Realty Group Senior Housing, Inc. ("Senior Housing"), each an affiliate of Messrs. Beck and Stroud, have provided community management services to CSLC, HCP and NHP pursuant to separate management agreements and were paid management fees pursuant to the terms of the management agreements. The management agreements provide for reimbursement of all expenses of managing the communities owned by these entities, including salaries of on-site managers and out-of-pocket expenses of CSL, and provide for payment of a property management fee to CSL equal to 5% of the gross revenues of each project. For the periods ended December 31, 1996, 1995 and 1994, and the six months ended June 30, 1997, CSLC paid CSL and Senior Housing $987,104, $986,877, $975,710, and $516,000 respectively, in property management fees for managing the projects, and CSL and Senior Housing were paid $332,438 in 1996, $430,329 in 1995 and $354,313 in 1994 and $179,000 in the six months ended June 30, 1997 for the reimbursement of expenses under the management agreements. For the periods ended December 31, 1996, 1995 and 1994, and the six months ended June 30, 1997, HCP paid CSL and Senior Housing $208,000, $252,000, $472,000, and $170,000,
respectively, in property management fees for managing the projects, and was paid $256,000 in 1996, $235,000 in 1995 and $266,000 in 1994 and $86,000 in the
six months ended June 30, 1997 for reimbursable expenses under the management agreements. For the periods ended December 31, 1996, 1995 and 1994 and the six months ended June 30, 1997, NHP paid CSL and Senior Housing $1,351,527, $1,326,188, $1,312,855 and $709,000, respectively in management fees, dietary services fees and other operating expense reimbursements related to services provided to NHP, and paid $3,816,530 in 1996, $3,925,369 in 1995, $3,858,879 in
1994 and $2,019,388 in the six months ended June 30, 1997 for reimbursable expenses, including reimbursements for salaries, related benefits and overhead reimbursements, under the management agreements. Messrs. Beck and Stroud are the beneficial owners of all of the capital stock of CSL and Senior Housing, and consequently, had an indirect interest in such payments.

     The general partners of CSLC, HCP and NHP are affiliates of Messrs. Beck and Stroud. These general partners are not paid a fee for serving as such. All property employees of each of CSLC, HCP and NHP are paid by an affiliate of the general partner of these partnerships, which in turn is reimbursed by the applicable partnership. Reimbursed gross payroll and health insurance premiums paid by CSLC in 1996, 1995, 1994 and the six months ended June 30, 1997 was $5,254,000, $5,213,000, $5,104,000, and $2,493,000, respectively. Reimbursed gross payroll and health insurance premiums paid by HCP in 1996, 1995, 1994 and the six months ended June 30, 1997 was $2,068,000, $2,491,000, $4,048,000, and
$1,548,000, respectively. Reimbursed gross payroll and health insurance premiums paid by NHP in 1996, 1995, and the six months ended June 30, 1997 was $3,538,657, $3,561,140, $3,552,630, and $1,744,000, respectively.

  Transactions with CSLC

     In connection with obtaining a $12 million mortgage loan for CSLC, an affiliate of Messrs. Beck and Stroud received a 2% financing fee of $240,000 in 1994. In 1995, an affiliate of Messrs. Beck and Stroud received a 2% financing fee of $110,000 in connection with increasing CSLC's mortgage loan commitment from $12 million to $17.5 million. In connection with the extension of one of CSLC's mortgages, an affiliate of Messrs. Beck and Stroud received $40,453 and $20,830 in 1996 and 1995, respectively, as a financing fee.

     In April 1996, an affiliate of Messrs. Beck and Stroud sold to CSLC $1,269,000 of limited partnership interests in HCP at the then current fair market value and recognized a $878,592 gain on such transaction.

     Upon the sale by CSLC of the two communities in November 1996, an affiliate of Messrs. Beck and Stroud received a $79,883 brokerage fee.

     On December 10, 1996, CSLC entered into contract with Capital Senior Development, Inc., an affiliate of Messrs. Beck and Stroud (one of the Contributed Entities), to construct a 97 unit expansion of the Cottonwood community, consisting of 49 units for independent living and 48 units for assisted living. The budgeted cost for the expansion is approximately $6,756,000.

  Transactions with HCP

     HCP may pay to Senior Housing or its affiliates, for services rendered in connection with the sale of an HCP community, and shall be entitled to receive the lesser of the following: (i) 3% of the sale price of HCP's community or (ii) an amount not to exceed 50% of the standard real estate commission. Amounts earned by Senior Housing in 1996 for the sale of HCP communities were $66,000 and $92,250 in 1996 and 1995, respectively.

     For property management services, Senior Housing or its affiliates are entitled to receive leasing and property management fees. Since most of HCP's communities have long-term, triple-net leases and others have independent fee management engagements for most services, Senior Housing or its affiliates received 1% of the monthly gross rental or operating revenues, totaling approximately $72,000, $80,000, and $113,000 in 1996, 1995, and 1994,
respectively. Asset management fees paid to Senior Housing were approximately $740,000, $712,000, and $731,000 in 1996, 1995, and 1994, respectively.

ORGANIZATION OF THE COMPANY

     The Company was incorporated in October 1996 in anticipation of the Offering. In connection with the organization of the Company, Messrs. Beck, Stroud and Cohen contributed cash to the Company in the following amounts in return for Common Stock in the Company as follows: Mr. Beck -- $5,600 paid for 560,000 shares; Mr. Stroud (through a trust) -- $5,600 paid for 560,000 shares; and Mr. Cohen -- $5,600 paid for 560,000 shares. In August 1997, Mr. Cohen transferred 110,000 of his shares of Common Stock to Messrs. Beck and Stroud in exchange for shares of capital stock of Quality Home Care, Inc., one of the Contributed Entities. In connection with the organization of the Company, Mr. Cohen entered into a certain stock purchase and shareholders' agreement (the "Shareholders' Agreement") with Messrs. Beck and Stroud (through a trust) pursuant to which Messrs. Beck and Stroud were granted rights of first refusal and certain specified call rights. The Shareholders' Agreement will terminate according to its terms upon the completion of the Offering. See "The
Company -- Formation Transactions."

FORMATION TRANSACTIONS

     In connection with the Formation Transactions, Messrs. Beck, Stroud (and his affiliate), and Cohen will contribute the capital stock of the Contributed Entities to the Company and will receive in exchange shares of Common Stock and the issuance of the Formation Note, which will be repaid upon completion of the Offering as set forth in the table below. See "Use of Proceeds."

                                                                             PROCEEDS FROM
                                                        NUMBER OF SHARES     THE FORMATION
                        NAME                           OF COMMON STOCK(1)       NOTE($)
                        ----                           ------------------    -------------
Jeffery L. Beck......................................      3,843,673          $8,151,500
James A. Stroud......................................      3,843,673          $8,151,500
Lawrence A. Cohen....................................             --          $1,083,400

---------------

(1) See Notes to "Principal Stockholders" for certain beneficial ownership information.

     The number of shares of Common Stock to be issued and the principal amount of the Formation Notes were established by Messrs. Beck and Stroud and the Company based upon independent appraisals of the value of the Acquired Assets and an assessment of the combined value of the Company after giving effect to the Formation Transactions by reference to the market value of comparable publicly-traded senior living companies. The shares of the Contributed Entities were issued to Messrs. Beck and Stroud for nominal consideration, totalling less than $50,000, in connection with the formation of the Contributed Entities.

     Also as part of the Formation Transactions, the Company will purchase the Acquired Assets (which are described herein under "The Company -- Formation Transactions") from CSLC for the assumption of the LBHI Loan, which will be reduced promptly following the consummation of the Offering, and cash for the balance of the purchase price. A part of the assets to be acquired by the Company from CSLC (an affiliate of Messrs. Beck and Stroud) in the Formation Transactions consists of limited partnership interests in HCP and NHP and the NHP Notes, which were acquired by CSLC since April 30, 1995. CSLC paid an aggregate of $9.1 million, $1,364 and $10.8 million, respectively, for the 56% of limited partnership interests in HCP, the 3% of limited partnership interests in NHP and the NHP Notes being sold by CSLC to the Company in the Formation Transactions. Approximately $14.8 million, $1,364 and $18.5 million of the purchase price for the Acquired Assets has been allocated to the HCP and NHP limited partnership interests and the NHP Notes, respectively. The purchase price to be paid for the Acquired Assets will be determined as follows: (i) CSLC's communities, other than construction in process, are valued based on the appraised value of such communities; (ii) CSLC's investment in HCP is valued based on the appraised value of HCP's communities, adjusted for working capital items and other assets and liabilities that would be settled in cash, multiplied by the percentage of HCP owned by CSLC; (iii) CSLC's investment in the NHP Notes is valued based on discounting the amount of principal and interest payments to be made through the maturity date of the NHP Notes (December 31, 2001); and (iv) CSLC's investment in the NHP limited partnership interests is valued at its historical cost basis, which approximates fair value. The appraised values of the communities have been determined by third-party appraisals. See "The
Company -- Formation Transactions." Messrs. Beck and Stroud (through a trust) beneficially own approximately 66% of the limited partnership interests in CSLC and own the general partner of CSLC, and consequently have an indirect interest in the debt assumption and repayment of CSLC's debt through net proceeds of this Offering. In addition, in connection with the sale of the Acquired Assets, CSLC will pay an affiliate of Messrs. Beck and Stroud a brokerage fee of approximately $2.9 million.


LBHI LOAN


     On June 30, 1997, CSLC entered into a mortgage loan agreement with an affiliate of Lehman Brothers, LBHI, pursuant to which LBHI agreed to make a mortgage loan of $77.0 million to CSLC which is secured by four senior living communities owned by CSLC and CSLC's investment in HCP and NHP. The loan agreement matures on December 31, 1997. On July 1, 1997, $70.0 million was outstanding under this loan agreement of which $5.5 million was used to repay outstanding amounts under CSLC's prior credit facility, and the balance was used to purchase U.S. Treasury securities. The remaining $7.0 million is available to fund expenditures associated with the expansion of one of CSLC's communities. The U.S. Treasury securities were sold under a repurchase agreement with a term equal to their maturity. It is expected that at consummation of the Offering, and as part of the Formation Transactions, the Acquired Assets of CSLC will be acquired by the Company through assumption of the LBHI Loan, the repurchase agreement will be canceled and the LBHI Loan will be reduced by the Company with net proceeds of the Offering. See "Use of Proceeds." The U.S. Treasury securities will revert to CSLC. Through their ownership interests in CSLC, Messrs. Beck and Stroud will indirectly derive financial benefits from CSLC's sale of the Acquired Assets to the Company and the reversion of the U.S. Treasury securities to CSLC.


OTHER

     During the years ended December 31, 1996 and 1995 and the six months ended June 30, 1997, the Company was advanced $400,000, $250,000 and $500,000, respectively, by Messrs. Beck and Stroud. Such funds were advanced pursuant to separate demand notes bearing interest at 10% per annum. As of June 30, 1997, $900,000 remains outstanding under such notes. In addition, at June 30, 1997, the Company owed $266,481 to an affiliate of Messrs. Beck and Stroud pursuant to a promissory note, dated February 1, 1995 in the original principal amount of $467,164, bearing interest at 10% per annum and payable in seven annual installments of $65,091 on December 31, plus accrued interest. This indebtedness will be repaid by the Company upon completion of the Offering. See "Use of Proceeds."

     Jeffrey L. Beck is the chairman of the board and principal stockholder of a bank where the majority of the Company's and CSLC, HCP and NHP's operating cash accounts are maintained.

POLICY OF THE BOARD OF DIRECTORS

     The Company has implemented a policy requiring any material transaction (or series of related transactions) between the Company and related parties to be approved by a majority of the directors (all of the directors in the case of any such transaction between the Company and Tri Point) who have no beneficial or economic interest in such related party, upon such directors' determination that the terms of the transaction are no less favorable to the Company than those that could have been obtained from third parties. There can be no assurance that these policies will always be successful in eliminating the influence of conflicts of interest.

     The Bylaws of the Company provide that at least from the period from the closing of the Offering until the first anniversary thereof, except during a period not to exceed 90 days following the death, resignation, incapacity or removal of a director prior to the expiration of each director's term of office, a majority of the board of directors shall be comprised of persons who are not related to any members of the families of Jeffrey L. Beck or James A. Stroud and not officers or employees of the Company.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of June 30, 1997, after giving effect to the 7,687,347 shares of Common Stock to be issued in the Formation Transactions as described under "The Company -- Formation Transactions," and as adjusted to reflect the sale of the shares offered hereby, by: (i) each person known by the Company to be the beneficial owner of more than five percent of the Common Stock; (ii) each director, and persons nominated to become a director, of the Company; (iii) each named executive officer of the Company; and (iv) all executive officers and directors of the Company as a group.

                                               SHARES BENEFICIALLY    SHARES BENEFICIALLY
                                               OWNED PRIOR TO THE       OWNED AFTER THE
                                                   OFFERING(1)            OFFERING(1)
                                               -------------------    -------------------
          NAME OF BENEFICIAL OWNER              NUMBER     PERCENT     NUMBER     PERCENT
          ------------------------             ---------   -------    ---------   -------
Jeffrey L. Beck..............................  4,458,673     47.6     4,458,673     24.3
James A. Stroud(2)...........................  4,458,674     47.6     4,458,674     24.3
Lawrence A. Cohen............................    450,000      4.8       450,000      2.4
Executive officers as a group (11 persons)...  9,367,347    100.0%    9,367,347     51.0%

---------------

  * Less than one percent.

(1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

(2) Includes 4,366,843 shares beneficially owned by a family trust of which Mr. Stroud is beneficiary.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of the Offering, the Company's authorized capital stock will consist of 65,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), and 15,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). At June 30, 1997, after giving pro forma effect to the Formation Transactions, there were outstanding 9,367,347 shares of Common Stock. All of the currently outstanding shares of Common Stock are validly issued, fully paid and nonassessable under the Delaware General Corporation Law (the "DGCL").

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and by the provisions of applicable law. A copy of the form of Certificate is included as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of stockholders. The Certificate does not provide for cumulative voting, and accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The Certificate provides that whenever there is paid, or declared and set aside for payment, to the holders of the outstanding shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement fund or other retirement payments, if any, to which such holders are entitled, then dividends may be paid on the Common Stock out of any assets legally available therefor, but only when and as declared by the Board of Directors. The Certificate also provides that in the event of any liquidation, dissolution or winding up of the Company, after there is paid to or set aside for the holders of any class of stock having preference over the Common Stock the full amount to which such holders are entitled, then the holders of the Common Stock, shall be entitled, after payment or provision for payment of all debts and liabilities of the Company, to receive the remaining assets of the Company available for distribution, in cash or in kind. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock will be subject to the rights of the holders of any shares of any series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

     The Certificate provides that the Board of Directors of the Company is authorized to issue Preferred Stock in series and to fix and state the voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Such action may be taken by the Board without stockholder approval. Under the Certificate, each share of each series of Preferred Stock is to have the same relative rights as, and be identical in all respects with, all other shares of the same series. While providing flexibility in connection with possible financings, acquisitions and other corporate purposes, the issuance of Preferred Stock, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of the Company. There will be no shares of Preferred Stock outstanding upon completion of the Offering and the Company has no present plan to issue shares of its Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Section 102(b)(7) of the DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although
Section 102(b)(7) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate limits the liability of directors to the Company or its stockholders to the full extent permitted by Section 102( b)(7). Specifically, directors of the Company are not personally liable for monetary damages to the Company or its stockholders for breach of the director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

     To the maximum extent permitted by law, the Certificate provides for mandatory indemnification of directors and officers of the Company against any expense, liability and loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of the Company. In addition, the Company must advance or reimburse directors and officers for expenses incurred by them in connection with indemnifiable claims.

     The Company also maintains directors' and officers' liability insurance.

CERTAIN CHARTER AND BYLAW PROVISIONS

     Upon completion of the Offering, the Certificate and the Bylaws will contain, among other things, certain provisions described below that may reduce the likelihood of a change in the Board of Directors or voting control of the Company without the consent of the Board of Directors. These provisions could have the effect of discouraging, delaying or preventing tender offers or takeover attempts that some or a majority of the stockholders might consider to be in the stockholders' best interest, including offers or attempts that might result in a premium over the market price for the Common Stock.

     Classified Board. The number of directors of the Company shall be such number as from time to time fixed by, or in the manner provided in, the Bylaws within the range of a minimum of three and a maximum of nine directors specified in the Certificate. Pursuant to the Bylaws, the number of directors within the range set forth in the Certificate shall be determined by resolution of the Board passed by at least two-thirds of the directors then in office. Directors are divided into three classes, each consisting of approximately one-third of the total number of directors. The term of office of each class is three years and expires in successive years at the time of the annual meeting of stockholders.

     Filling of Board Vacancies; Removal. Any vacancy occurring in the Board of Directors, including any vacancy created by an increase in the number of directors, shall be filled for the unexpired term by the concurring vote of a majority of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for the remainder of the full term of the class in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified. Directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock then entitled to vote at an election of directors.

     Stockholder Action by Unanimous Written Consent. Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, unless such consent is unanimous.

     Call of Special Meeting. Special meetings of stockholders may be called at any time but only by the Chairman of the Board, by a majority of the directors then in office or by stockholders possessing at least 25% of the voting power of the issued and outstanding voting stock entitled to vote generally in the election of directors.

     Bylaw Amendments. The stockholders may amend the Bylaws by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock of the Company entitled to vote thereon. Directors may also amend the Bylaws by a majority vote of the directors then in office.

     Certificate Amendments. Except as set forth in the Certificate or as otherwise specifically required by law, no amendment of any provision of the Certificate shall be made unless such amendment has been first proposed by the Board of Directors upon the affirmative vote of at least two-thirds of the outstanding shares of stock of the Company entitled to vote thereon; provided, however, if such amendment is to the provisions described above or the provisions in the Certificate relating to the Company's name, business purpose or authorized number of shares of Common Stock, such amendment must be approved by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon.

     Stockholder Nominations and Proposals. Notice of stockholder proposals and director nominations must be timely given in writing to the Secretary of the Company prior to the meeting at which the matters are to be acted upon or the directors are to be elected. To be timely, notice must be received at the principal offices of the Company not less than 60, nor more than 90, days prior to the meeting of stockholders; provided, that if less than 70 days' notice or prior public disclosure of the date of the meeting is given or made, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or the day on which public disclosure was made, whichever first occurs. The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 203 of the DGCL provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute (an "Interested Stockholder"), but less than 85% of such shares, may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless: (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder; or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder or a transaction in which the Interested Stockholder receives certain other benefits.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 18,367,347 shares of Common Stock. The 9,000,000 shares sold in the Offering (or a maximum of 10,350,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 9,367,347 shares outstanding are "restricted securities" as that term is defined under Rule 144 and were issued by the Company in private transactions in reliance upon one or more exemptions under the Securities Act. Such restricted securities may be resold in a public distribution only if registered under the Securities Act (which registration is contemplated with respect to all of such restricted securities as described below) or pursuant to an exemption therefrom, including Rule 144. Certain of the existing stockholders and executive officers and directors of the Company have agreed, subject to certain exceptions, that they will not sell any shares of Common Stock prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers, subject to certain exceptions.

     In addition to the outstanding shares of Common Stock, the Company has reserved for issuance 1,565,000 shares of Common Stock pursuant to the Company's stock option programs, none of which will be exercisable until the first anniversary of the Offering.

     In general, under Rule 144 a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted securities for at least one year is entitled to sell within any three- month period a number of shares that does not exceed the greater of the average weekly trading volume during the four calendar weeks preceding such sale or 1% of the then outstanding shares of Common Stock, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period, to sell shares of Common Stock. A person who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person, and who has beneficially owned such shares for at least two years, would be entitled to sell such shares without regard to the volume limitations described above.

     Subject to certain exceptions, the Company and all holders as of the date of this Prospectus of outstanding shares of Common Stock, including the executive officers of the Company, and optionees holding options to purchase a total of 782,500 shares of Common Stock have agreed, subject to certain exceptions, with the Underwriters not to sell or otherwise dispose of any shares of Common Stock, any options to purchase Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers.

                                  UNDERWRITING

     The underwriters of the Offering (the "Underwriters"), for whom Lehman Brothers Inc., J.C. Bradford & Co., Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part) to purchase from the Company and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth below opposite the name of each such Underwriter.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Lehman Brothers Inc.........................................
J.C. Bradford & Co..........................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Smith Barney Inc............................................

                                                              ---------
     Total..................................................  9,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to certain conditions, and that if any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the shares agreed to be purchased by the Underwriters under the Underwriting Agreement must be so purchased.

     The Company has been advised that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain selected dealers who may include the Underwriters at such public offering price less a
selling concession not in excess of $     per share. The selected dealers may
reallow a discount not in excess of $     per share to certain brokers or
dealers. After the Offering, the public offering price, the discount to selected dealers and the reallowance may be changed by the Representatives.

     The Company has granted to the Underwriters an option to purchase up to an additional 1,350,000 shares of Common Stock at the public offering price less the aggregate underwriting discounts and commissions shown on the cover page of this Prospectus, solely to cover overallotments, if any. Such option may be exercised at any time within 30 days after the date of the Underwriting Agreement. To the extent that such option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company has agreed that it will not, without the prior written consent of Lehman Brothers Inc., offer for sale, contract to sell, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of), directly or indirectly, any shares of Common Stock (other than shares offered hereby and shares issued pursuant to the 1997 Stock Incentive
Plan), or sell or grant options, rights or warrants with respect to any shares of Common Stock (other than the grant of options pursuant to the 1997 Stock Incentive Plan), for a period of 180 days after the date of this Prospectus.

     In addition, certain directors and officers of the Company and their affiliates have agreed that they will not, without the prior written consent of the Company and Lehman Brothers Inc., subject to certain exceptions, offer for sale, contract to sell, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future

of), directly or indirectly, any shares of Common Stock received by them in connection with the Formation Transactions or the Offering, for an initial period of 180 days after the date of this Prospectus.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to the payments they may be required to make in respect thereto.

     The Underwriters do not intend to confirm sales of Common Stock to any account over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations are the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies, and the general condition of the securities market at the time of the Offering. The initial price per share to the public set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors.

     The Common Stock has been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "CSU."

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriters have reserved for sale at the public offering price up to 450,000 shares of Common stock to directors, officers, employees and consultants of the Company, their business affiliates and related parties who have expressed an interest in purchasing shares. The number of shares available for sale to the general public will be reduced to the extent such persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the others have been offered hereby.

     In consideration of investment banking services provided by Lehman Brothers Inc. in connection with the structuring of the Company and the Formation Transactions, the Company will pay Lehman Brothers Inc. an advisory and structuring fee equal to 0.75% of the gross proceeds of the Offering. Under the Rules of Fair Practice of the National Association of Securities Dealers, Inc. (the "NASD"), when more than 10% of the net proceeds of a public offering of equity securities are to be paid to members of the NASD or affiliates of members participating in the offering, the price at which the equity securities are distributed to the public must be no lower than that recommended by a "qualified independent underwriter" meeting certain standards. Lehman Brothers Inc. is a member of the NASD. Lehman Brothers Inc. will receive more than 10% of the net proceeds from the Offering as the result of the use of such proceeds to repay the LBHI Loan. See "Use of Proceeds." J.C. Bradford & Co. has agreed to act as the qualified independent underwriter in connection with the Offering, has participated in the preparation of this Prospectus and of the Registration Statement of which this Prospectus forms a part and has exercised the usual standard of due diligence with respect thereto. The price of the Common Stock when sold will be no lower than that recommended by J.C. Bradford & Co. The Company has agreed to indemnify J.C. Bradford & Co. against certain liabilities under the Securities Act, or to contribute to payments which J.C. Bradford & Co. may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the Common Stock to be offered hereby will be passed upon for the Company by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Rogers & Wells, New York, New York.

                                    EXPERTS

     The combined financial statements of Capital Senior Living Corporation at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of HealthCare Properties, L.P. and Subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The independent accountants of a predecessor to the Company for fiscal 1995 were Coopers & Lybrand LLP. Coopers & Lybrand LLP was replaced as the independent auditors in May 1997. None of the reports of Coopers & Lybrand LLP on the financial statements for either of fiscal 1994 or 1995 contained an adverse opinion or a disclaimer of opinion, or was qualified as to uncertainty, audit scope, or accounting principles. During the two most recent fiscal years and the subsequent interim period preceding such dismissal, there were no disagreements with Coopers & Lybrand LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

     In May 1997, Ernst & Young LLP was engaged as principal accountants for the Company, among other things, to audit the financial statements of the Company for fiscal 1996. The selection of Ernst & Young LLP, and the replacement of Coopers & Lybrand LLP, was made by the Board of Directors. Prior to its engagement, the Company did not consult with Ernst & Young LLP on either the application of accounting principles to a completed or proposed specific transaction, or the type of audit opinion that might be rendered on the Company's or its predecessors' financial statements.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document am not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, each such statement being qualified by and subject to such reference in all respects.

     As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports and other information with the Commission. Reports, registration statements, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission.
                             ---------------------

     The Company intends to furnish holders of the Common Stock with annual reports containing among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited, condensed financial information for the first three quarters of each fiscal year. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Pro Forma Combined Financial Statements of Capital Senior
  Living Corporation (unaudited):
  Introduction to Pro Forma Combined Financial Statements...   F-2
  Pro Forma Combined Balance Sheet -- June 30, 1997.........   F-3
  Pro Forma Combined Statements of Income -- Six months
     ended June 30, 1997 and year ended December 31, 1996...   F-4
  Notes to Pro Forma Combined Financial Statements..........   F-6
Combined Financial Statements of Capital Senior Living
  Corporation:
  Report of Ernst & Young LLP, Independent Auditors.........  F-15
  Combined Balance Sheets -- June 30, 1997 (unaudited) and
     December 31, 1996 and 1995.............................  F-16
  Combined Statements of Income -- Six months ended June 30,
     1997 and 1996 (unaudited) and years ended December 31,
     1996, 1995 and 1994....................................  F-17
  Combined Statements of Equity -- Six months ended June 30,
     1997 (unaudited) and years ended December 31, 1996,
     1995 and 1994..........................................  F-18
  Combined Statements of Cash Flows -- Six months ended June
     30, 1997 and 1996 (unaudited) and years ended December
     31, 1996, 1995 and 1994................................  F-19
  Notes to Combined Financial Statements....................  F-20
Consolidated Financial Statements of HealthCare Properties,
  L.P. and Subsidiaries
  Report of KPMG Peat Marwick LLP, Independent Auditors.....  F-34
  Consolidated Balance Sheets -- June 30, 1997 (unaudited)
     and December 31, 1996 and 1995.........................  F-35
  Consolidated Statements of Operations -- Six months ended
     June 30, 1997 and 1996 (unaudited) and years ended
     December 31, 1996, 1995 and 1994.......................  F-36
  Consolidated Statements of Partnership Equity -- Six
     months ended June 30, 1997 (unaudited) and years ended
     December 31, 1996, 1995 and 1994.......................  F-37
  Consolidated Statements of Cash Flows -- Six months ended
     June 30, 1997 and 1996 (unaudited) and years ended
     December 31, 1996, 1995 and 1994.......................  F-38
  Notes to Consolidated Financial Statements................  F-39

            INTRODUCTION TO PRO FORMA COMBINED FINANCIAL STATEMENTS

     The unaudited Pro Forma Combined Balance Sheet as of June 30, 1997 and unaudited Pro Forma Combined Statements of Income for the six months ended June 30, 1997 and the year ended December 31, 1996, represent the financial position and results of operations of the Company for such periods after giving effect to the adjustments described in the accompanying notes, relating to the transactions contemplated in connection with the Offering and the Formation Transactions, as if these transactions had occurred as of June 30, 1997 for the unaudited Pro Forma Combined Balance Sheet, and as of January 1, 1996 for the unaudited Pro Forma Combined Statements of Income.

     The unaudited Pro Forma Combined Balance Sheet and unaudited Pro Forma Combined Statements of Income are presented for informational purposes only and do not necessarily reflect the financial position or results of operations of the Company which would have actually resulted had the Offering and Formation Transactions occurred as of the dates indicated, or the future results of operations of the Company. The unaudited Pro Forma Combined Balance Sheet and unaudited Pro Forma Combined Statements of Income and the accompanying notes should be read in conjunction with the historical combined financial statements and the notes thereto of the Company, the consolidated financial statements and the notes thereto of HCP, and "The Company-Formation Transactions" and "Use of Proceeds" contained elsewhere in this Prospectus.

                       CAPITAL SENIOR LIVING CORPORATION

                        PRO FORMA COMBINED BALANCE SHEET
                                  (UNAUDITED)

                                     ASSETS

                                                                  JUNE 30, 1997
                                                   --------------------------------------------
                                                   THE COMPANY        PRO FORMA     THE COMPANY
                                                   HISTORICAL        ADJUSTMENTS     PRO FORMA
                                                   -----------       ------------   -----------
Current assets:
  Cash and cash equivalents......................  $13,198,573[1]    $ 13,184,766   $26,383,339
  Cash, restricted...............................      169,046[2]        (169,046)           --
  Accounts receivable, net.......................    2,072,546[2]        (836,917)    1,235,629
  Accounts receivable from affiliates............        6,738                 --         6,738
  Prepaid expenses and other assets..............      195,522[2]         (77,688)      117,834
  Deferred income taxes..........................           --[3]          27,780        27,780
                                                   -----------       ------------   -----------
          Total current assets...................   15,642,425         12,128,895    27,771,320
Property and equipment, net......................   30,991,942[4]       8,995,442    39,987,384
Investments in limited partnerships..............    9,621,412[5]       2,404,355    12,025,767
Goodwill.........................................           --[6]       1,220,853     1,220,853
Management contract rights, net..................      267,523                 --       267,523
Deferred financing charges, net..................       72,828[7]         (72,828)           --
Deferred income taxes............................           --[8]       9,589,674     9,589,674
Other assets.....................................       38,248                 --        38,248
                                                   -----------       ------------   -----------
          Total assets...........................  $56,634,378       $ 34,266,391   $90,900,769
                                                   ===========       ============   ===========
                                    LIABILITIES AND EQUITY
Current liabilities:
  Accounts payable...............................  $   951,847[2]    $   (580,600)  $   371,247
  Accrued expenses...............................    2,204,371[9]      (1,232,470)      971,901
  Current portion of notes payable to
     affiliates..................................      965,091[10]       (965,091)           --
  Current portion of notes payable...............      555,849                 --       555,849
  Mortgage note payable..........................    5,500,000[11]     (5,500,000)           --
  Customer deposits..............................      257,948[2]        (257,948)           --
  Due to affiliates..............................       69,355                 --        69,355
  LBHI Loan......................................           --[12]             --            --
  Formation Note.................................           --[13]             --            --
                                                   -----------       ------------   -----------
          Total current liabilities..............   10,504,461         (8,536,109)    1,968,352
Notes payable to affiliates, net of current
  portion........................................      201,390[10]       (201,390)           --
Notes payable, net of current portion............    6,390,574                 --     6,390,574
Minority interest in combined partnerships.......   20,749,173[14]     (9,658,803)   11,090,370
Equity:
  Partners' capital..............................   19,370,768[15]    (19,370,768)           --
  Common stock...................................       16,800[16]        166,873       183,673
  Additional paid in capital.....................       26,558[16]     71,911,636    71,938,194
  Retained earnings (deficit)....................     (625,346)[17]       (45,048)     (670,394)
                                                   -----------       ------------   -----------
          Total equity...........................   18,788,780         52,662,693    71,451,473
                                                   -----------       ------------   -----------
          Total liabilities and equity...........  $56,634,378       $ 34,266,391   $90,900,769
                                                   ===========       ============   ===========

              The accompanying notes are an integral part of these
                    pro forma combined financial statements.

                       CAPITAL SENIOR LIVING CORPORATION

                     PRO FORMA COMBINED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                                  ---------------------------------------------
                                                  THE COMPANY       PRO FORMA       THE COMPANY
                                                  HISTORICAL       ADJUSTMENTS       PRO FORMA
                                                  -----------      -----------      -----------
Revenues:
  Resident and health care revenue..............  $10,427,471      $        --      $10,427,471
  Rental and lease income.......................    2,157,973               --        2,157,973
  Unaffiliated management services revenue......      949,007               --          949,007
  Affiliated management services revenue........      701,126               --          701,126
  Development fees..............................      370,410               --          370,410
  Other income..................................      461,410               --          461,410
                                                  -----------      -----------      -----------
          Total revenues........................   15,067,397               --       15,067,397
                                                  -----------      -----------      -----------
Expenses:
  Operating expenses............................    8,080,062               --        8,080,062
  General and administrative expenses...........    3,933,008[1]    (1,932,816)       2,000,192
  Depreciation and amortization.................      949,954[2]        43,605          993,559
                                                  -----------      -----------      -----------
          Total expenses........................   12,963,024       (1,889,211)      11,073,813
                                                  -----------      -----------      -----------
Income from operations..........................    2,104,373        1,889,211        3,993,584
Other income (expense):
  Interest income...............................      794,439[3]        37,127          831,566
  Interest expense..............................     (419,397)[4]       75,574         (343,823)
                                                  -----------      -----------      -----------
Income before income taxes and minority interest
  in combined partnerships......................    2,479,415        2,001,912        4,481,327
Provision for income taxes......................           --[5]    (1,613,917)      (1,613,917)
                                                  -----------      -----------      -----------
Income before minority interest in combined
  partnerships..................................    2,479,415          387,995        2,867,410
Minority interest in combined partnerships......   (1,266,026)[6]      870,564         (395,462)
                                                  -----------      -----------      -----------
Net income......................................  $ 1,213,389      $ 1,258,559      $ 2,471,948
                                                  ===========      ===========      ===========
Pro forma net income per share..................                                    $      0.13
                                                                                    ===========
Shares used in computing pro forma net income
  per share.....................................                                     18,367,347
                                                                                    ===========

              The accompanying notes are an integral part of these
                    pro forma combined financial statements.

                       CAPITAL SENIOR LIVING CORPORATION

                     PRO FORMA COMBINED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                 FOR THE YEAR ENDED DECEMBER 31, 1996
                                     -------------------------------------------------------------
                                                         PRO FORMA ADJUSTMENTS
                                                    -------------------------------
                                     THE COMPANY       HCP,         OTHER PRO FORMA    THE COMPANY
                                     HISTORICAL      L.P.(7)          ADJUSTMENTS       PRO FORMA
                                     -----------    ----------      ---------------    -----------
Revenues:
  Resident and health care
     revenue.......................  $13,691,984    $2,969,991        $        --      $16,661,975
  Rental and lease income..........    1,101,317     4,590,113                 --        5,691,430
  Unaffiliated management services
     revenue.......................      800,961            --                 --          800,961
  Affiliated management services
     revenue.......................    2,708,077            --[8]        (955,269)       1,752,808
  Development fees.................      673,587            --                 --          673,587
  Other income.....................      923,700            --                 --          923,700
                                     -----------    ----------        -----------      -----------
          Total revenues...........   19,899,626     7,560,104           (955,269)      26,504,461
                                     -----------    ----------        -----------      -----------
Expenses:
  Operating expenses...............   10,798,431     2,727,909                 --       13,526,340
  General and administrative
     expenses......................    5,492,873     2,457,884[1]      (2,983,869)       4,966,888
  Depreciation and amortization....    1,481,056     1,418,293[2]        (759,853)       2,139,496
                                     -----------    ----------        -----------      -----------
          Total expenses...........   17,772,360     6,604,086         (3,743,722)      20,632,724
                                     -----------    ----------        -----------      -----------
Income from operations.............    2,127,266       956,018          2,788,453        5,871,737
Other income (expense):
  Interest income..................      432,342       239,215[3]        (188,515)         483,042
  Interest expense.................     (221,521)     (784,092)[4]         39,093         (966,520)
  Gain on sale of properties.......      437,819       387,617                 --          825,436
  Equity in earnings on
     investments...................      458,992            --[9]        (458,992)              --
  Other............................       42,042      (114,107)                --          (72,065)
                                     -----------    ----------        -----------      -----------
Income before income taxes and
  minority interest in combined
  partnerships.....................    3,276,940       684,651          2,180,039        6,141,630
Provision for income taxes.........           --            --[5]      (2,217,707)      (2,217,707)
                                     -----------    ----------        -----------      -----------
Income before minority interest in
  combined partnerships............    3,276,940       684,651            (37,668)       3,923,923
Minority interest in combined
  partnerships.....................   (1,223,997)           --[6]         696,816         (527,181)
                                     -----------    ----------        -----------      -----------
Net income.........................  $ 2,052,943    $  684,651[10]    $   659,148      $ 3,396,742
                                     ===========    ==========        ===========      ===========
Pro forma net income per share.....                                                    $      0.18
                                                                                       ===========
Shares used in computing pro forma
  net income per share.............                                                     18,367,347
                                                                                       ===========

              The accompanying notes are an integral part of these
                    pro forma combined financial statements.

                       CAPITAL SENIOR LIVING CORPORATION

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The unaudited Pro Forma Combined Balance Sheet as of June 30, 1997 and unaudited Pro Forma Combined Statements of Income for the six months ended June 30, 1997 and the year ended December 31, 1996, represent the financial position and results of operations of the Company for such periods after giving effect to the adjustments described in the accompanying notes, relating to the transactions contemplated in connection with the Offering and the Formation Transactions, as if these transactions had occurred as of June 30, 1997 for the unaudited Pro Forma Combined Balance Sheet, and as of January 1, 1996 for the unaudited Pro Forma Combined Statements of Income.

     The transactions contemplated in connection with the contribution of all of the capital stock of the Contributed Entities have been accounted for as an exchange between entities under common control and, accordingly, have been accounted for in a manner similar to a pooling of interests.

2. FINANCING TRANSACTION OF CSLC

     On June 30, 1997, CSLC entered into a $77,000,000 mortgage loan agreement with Lehman Brothers Holdings, Inc. (LBHI Loan) and pledged four retirement communities and its investments in HCP and NHP as collateral. The purpose of the LBHI Loan is to provide for refinancing the outstanding debt due under CSLC's prior credit facility and to provide construction financing for the expansion of one of CSLC's communities. On July 1, 1997, $70,000,000 was borrowed under this loan agreement; $5,500,000 was used to repay the prior credit facility and $64,500,000 was used to fund the liquidity and collateral requirements under the loan agreement, through the purchase of three-month U.S. Treasury bills. The purpose of the liquidity requirement is to fund amounts that may be due from CSLC upon maturity of the LBHI Loan. The U.S. Treasury bills were sold under a repurchase agreement with a term equal to their maturity. It is expected that upon completion of the Offering, the repurchase agreement will be canceled and the outstanding debt under the loan agreement will be assumed by the Company and repaid from the proceeds of the Offering. Upon such repayment, the U.S. Treasury bills will revert to CSLC. Interest costs are based on 30-day LIBOR plus 50 basis points. The loan agreement matures December 31, 1997.

3. CSLC TRANSACTION

     As part of the Formation Transactions, the Company will purchase substantially all the assets, other than working capital items, of CSLC, for approximately $72.9 million, consisting of the assumption of the LBHI Loan for $70.0 million and the payment of approximately $2.9 million in cash. This transaction has been accounted for as an exchange between entities under common control and, accordingly, has been accounted for in a manner similar to a pooling of interests to the extent of the common ownership of CSLC. To the extent of the ownership of CSLC by unrelated third parties, the assets acquired have been adjusted to reflect the prorata portion of their fair market value.

     The assets of CSLC to be acquired include, but are not limited to, its interest in HCP (54.0% at June 30, 1997), and its interest in the NHP Notes issued by NHP (27.9% at June 30, 1997). The purchase price paid for these assets has been calculated as of June 30, 1997 utilizing the ownership percentages of the investments in HCP and the NHP Notes existing as of that date. It is anticipated that as a result of changes in assets and liabilities of HCP and increases in the investments in HCP (increased approximately 0.7%) and the NHP Notes (increased approximately 2.8%), the purchase price at closing of the transaction is anticipated to be in the range of $73.6 million to $75.6 million, excluding any construction in progress financed through the LBHI Loan. The anticipated increase in the purchase price from $72.9 million will be paid in cash.

                       CAPITAL SENIOR LIVING CORPORATION

     As a result of CSLC's increased ownership of HCP through June 30, 1997 of 54.0% (55.1% of the LP units), HCP has been consolidated in the historical combined financial statements as though a controlling financial interest in HCP had been acquired by CSLC at January 1, 1997. During 1996, HCP was accounted for utilizing the equity method of accounting. The pro forma results of operations for the year ended December 31, 1996 have been adjusted to consolidate HCP on a basis consistent with operating results for June 30, 1997. CSLC's historical weighted average ownership in HCP of 23% for the year ended December 31, 1996 was used in consolidating HCP's operating results for the year ended December 31, 1996.

4. BASIS OF VALUATION

     The Company has obtained independent valuations of properties from third party valuation firms, which were utilized in determining the purchase price of the CSLC assets acquired in the Formation Transactions. The purchase price to be paid by the Company for each of the assets being acquired was determined as follows:

CSLC Properties............  Based on the appraised value of the properties
                               (including all real property, personal property and goodwill) plus the historical basis of construction in progress less any construction related indebtedness

Investment in NHP LP
Units......................  In the opinion of management the fair value approximates its historical cost basis.

Investment in NHP Notes....  Based on the present value of the NHP Notes owned by CSLC utilizing a discount rate of 10 1/2%. The expected cash flows of NHP through maturity of the NHP Notes plus the value of the properties of NHP at the date of maturity of the NHP Notes exceeds the total amount of principal and interest payable through maturity.

Investment in HCP LP
Units......................  Based on the appraised value of the properties of
                               HCP (including all real property, personal property and goodwill), plus net working capital items, plus other assets that would result in the receipt of cash, less long term debt, to arrive at the estimated fair value of HCP, which is then multiplied by the percentage of HCP owned by CSLC to arrive at the estimated purchase price to be paid by the Company

                       CAPITAL SENIOR LIVING CORPORATION

5. PRO FORMA ADJUSTMENTS

     The pro forma adjustments to the combined balance sheet and combined statements of income, and related assumptions, are detailed below:

PRO FORMA COMBINED BALANCE SHEET

                                                                    JUNE 30, 1997
                                                                    -------------
[1]   Adjustments to reflect the net increase in cash and cash
        equivalents:
      Proceeds from the issuance of 9,000,000 shares of common
        stock assuming an initial Offering price of $13.00 per
        share.....................................................  $117,000,000
      Payment of estimated fees and expenses related to the
        issuance of common stock..................................    (9,360,000)
      Proceeds received by CSLC under the LBHI Loan...............    70,000,000
      Repayment of prior credit facility by CSLC..................    (5,500,000)
      Reduction for cash of $2,997,183 and cash equivalents of
        $64,500,000 which were not acquired by the Company from
        CSLC......................................................   (67,497,183)
      Repayment by the Company of the LBHI Loan assumed in the
        purchase of assets from CSLC..............................   (70,000,000)
      Purchase of assets from CSLC................................    (2,867,197)
      Repayment of the Formation Note.............................   (17,386,401)
      Repayment of notes payable to affiliates including accrued
        interest..................................................    (1,204,453)
                                                                    ------------
                                                                    $ 13,184,766
                                                                    ============
[2]   Adjustment to reflect the reduction for certain working
        capital items of CSLC which were not acquired or assumed
        by the Company............................................
[3]   Adjustment to reflect deferred income taxes upon the
        transition from S corporation to C corporation status as a result of the Formation Transactions......................
[4]   Adjustments to reflect the net increase in property and
        equipment:
        Increase in value of CSLC's investment in HCP based upon
           the fair market value of the investment to the extent
           of the prorata portion of the ownership of CSLC by
           unrelated third parties. (Purchase price of CSLC's
           investment in HCP, net of goodwill, of $14,366,963 less
           the historical cost basis of $13,582,655 multiplied by
           the 34.2% owned by unrelated third parties.)...........  $    268,271
        Increase in value of CSLC's property and equipment
           acquired based upon the fair market value of the assets
           to the extent of the prorata portion of the ownership
           of CSLC by unrelated third parties. (Purchase price of
           property and equipment acquired from CSLC of
           $38,279,299 less the historical cost basis of
           $12,764,826, multiplied by the 34.2% owned by unrelated
           third parties.) The property and equipment acquired
           from CSLC is being depreciated on a straight line basis
           over the lives of the assets, which range from four to
           thirty years...........................................     8,727,171
                                                                    ------------
                                                                    $  8,995,442
                                                                    ============

                       CAPITAL SENIOR LIVING CORPORATION

                                                                    JUNE 30, 1997
                                                                    -------------
[5]   Adjustment to reflect the increase in value of the NHP Notes acquired based upon the present value of the NHP Notes,
        utilizing a discount rate of 10.5%, to the extent of the
        prorata portion of the ownership of CSLC by unrelated
        third parties. (Purchase price of $16,650,326 less
        historical cost basis of $9,620,048 multiplied by the
        34.2% owned by unrelated third parties.) The purchase
        price for the NHP LP Units owned by CSLC of $1,364 is
        equivalent to CSLC's historical cost basis which, in the
        opinion of management, approximates fair value............
[6]   Adjustment to reflect goodwill:
        Recording of the excess of the purchase price over the
           fair market value of HCP's tangible property (to the
           extent of the prorata portion of the ownership of CSLC
           by unrelated third parties) as a result of the
           consolidation of CSLC's investment in HCP. (Excess of
           the purchase price over the fair market value of
           tangible property (goodwill) of HCP of $144,245
           multiplied by the 34.2% owned by unrelated third
           parties.) The goodwill is being amortized on a straight
           line basis over its estimated life of 20 years.........  $     49,339
        Recording of the excess of the purchase price over the
           fair market value of tangible property acquired, to the
           extent of the prorata portion of the ownership of CSLC
           by unrelated third parties. (Excess of the purchase
           price over the fair market value of tangible property
           of $3,425,000 multiplied by the 34.2% owned by
           unrelated third parties.) The goodwill acquired from
           CSLC is being amortized on a straight line basis over
           its estimated life of thirty years.....................     1,171,514
                                                                    ------------
                                                                    $  1,220,853
                                                                    ============
[7]   Adjustment to reflect the elimination of deferred financing charges of CSLC as a result of the repayment and
        termination of the prior credit facility..................
[8]   Adjustment to establish a deferred tax asset to the extent of the tax effected difference between the recorded basis
        and tax basis of CSLC assets acquired.....................
[9]   Adjustment to reflect the net decrease in accrued
        liabilities:
        Reduction for accrued liabilities of CSLC which were not
           acquired by the Company................................  $ (1,194,498)
        Repayment of accrued interest on notes payable to
           affiliates.............................................       (37,972)
                                                                    ------------
                                                                    $ (1,232,470)
                                                                    ============
[10]  Adjustment to reflect repayment of notes payable to
        affiliates................................................
[11]  Adjustment to reflect repayment of prior credit facility by
        CSLC......................................................
[12]  Adjustment to reflect the LBHI Loan activity:
        Recording of LBHI Loan by CSLC............................  $ 70,000,000
        Repayment of the LBHI Loan with Offering proceeds.........   (70,000,000)
                                                                    ------------
                                                                    $         --
                                                                    ============
[13]  Adjustment to reflect the Formation Note activity:
        Recording of the Formation Note...........................  $ 17,386,401
        Repayment of the Formation Note with Offering proceeds....   (17,386,401)
                                                                    ------------
                                                                    $         --
                                                                    ============

                       CAPITAL SENIOR LIVING CORPORATION

                                                                    JUNE 30, 1997
                                                                    -------------
[14]  Adjustment to reflect elimination of the 34.2% minority interest of CSLC upon the acquisition of substantially all the assets, except working capital, of CSLC...............
[15]  Adjustment to reclassify partners' capital of CSLC to
        additional paid in capital upon the acquisition of
        substantially all the assets, except working capital, of
        CSLC......................................................
[16]  Adjustments to reflect the net increase in common stock and additional paid in capital:
        Issuance of 9,000,000 shares of common stock in the
           Offering assuming an initial public offering price of
           $13.00 per share.......................................  $117,000,000
        Payment of estimated fees and expenses related to the
           issuance of common stock...............................    (9,360,000)
        Issuance of the Formation Note............................   (17,386,401)
        Reduction of cash and other working capital items of CSLC
           which were not acquired or assumed by the Company
           (which includes $64,500,000 of cash equivalents).......   (66,547,788)
        Purchase of assets from CSLC, net of the LBHI Loan
           assumed................................................    (2,867,197)
        Purchase accounting adjustments relating to the
           acquisition of CSLC's assets (increase in value of
           property and equipment $8,995,442, excess of the
           purchase price over the fair market value of tangible
           assets acquired of $1,220,853, increase in the value of
           NHP Notes $2,404,355, establishment of deferred tax
           asset for tax effected difference between recorded
           basis and tax basis of assets acquired and liabilities
           assumed of $9,589,674 and elimination of minority
           interest of $9,658,803)................................    31,869,127
        Reclassification of partners' capital upon the acquisition of substantially all of the assets, except working
           capital, of CSLC.......................................    19,370,768
                                                                    ------------
                                                                    $ 72,078,509
                                                                    ============
      Common stock (increase of 16,687,347 shares of common stock at $.01 par value consisting of 9,000,000 shares issued in the Offering and 7,687,347 shares issued in the Formation
        Transactions, resulting in total outstanding shares of
        18,367,347)...............................................  $    166,873
      Additional paid in capital..................................    71,911,636
                                                                    ------------
                                                                    $ 72,078,509
                                                                    ============
[17]  Adjustment to reflect the net increase in the deficit:
        Recording of deferred income tax asset arising as a result of the transition from S Corporation to C Corporation
           status.................................................  $     27,780
        Elimination of deferred financing charges as a result of
           the repayment of the prior credit facility by CSLC.....       (72,828)
                                                                    ------------
                                                                    $    (45,048)
                                                                    ============

                       CAPITAL SENIOR LIVING CORPORATION

PRO FORMA COMBINED STATEMENTS OF INCOME

                                                                   SIX MONTHS
                                                                      ENDED           YEAR ENDED
                                                                  JUNE 30, 1997    DECEMBER 31, 1996
                                                                  -------------    -----------------
  [1]    Adjustments to reflect the net decrease in general and
           administrative expenses:
           Additional expenses related to operating a public
              entity consisting of additional annual directors'
              and officers' liability insurance of $150,000 and
              additional annual expenses and professional fees
              of $500,000.......................................   $   325,000        $   650,000
           Reduction of officers' salaries and bonuses resulting
              from new employment contracts.....................    (2,257,816)        (2,678,600)
           Elimination of intercompany management fees..........            --           (955,269)
                                                                   -----------        -----------
                                                                   $(1,932,816)       $(2,983,869)
                                                                   ===========        ===========
  [2]    Adjustments to reflect the net increase (decrease) in
           depreciation and amortization:
           Addition (reduction) of depreciation expense as a
              result of the purchase of CSLC's properties and
              reevaluation of asset lives. (The adjustment in
              the six month period ended June 30, 1997 was
              affected by approximately $4.0 million of
              equipment becoming fully depreciated during
              1996.)............................................   $    66,220        $  (363,925)
           Additional depreciation expense as a result of the
              purchase of CSLC's investment in HCP..............        10,998             21,996
           Reduction of depreciation and amortization expense as
              a result of the consolidation of HCP..............            --           (426,378)
           Elimination of amortization of financing charges as a
              result of the repayment and termination of the
              prior credit facility by CSLC.....................       (33,613)          (110,178)
           Elimination of the amortization of deferred income
              related to CSLC's change in method of accounting
              for its investment in HCP from the cost to the
              equity method, as a result of the consolidation of
              HCP...............................................            --            118,632
                                                                   -----------        -----------
                                                                   $    43,605        $  (759,853)
                                                                   ===========        ===========

                       CAPITAL SENIOR LIVING CORPORATION

                                                                   SIX MONTHS
                                                                      ENDED           YEAR ENDED
                                                                  JUNE 30, 1997    DECEMBER 31, 1996
                                                                  -------------    -----------------
  [3]    Adjustments to reflect the net increase (decrease) in
           interest income:
         Elimination of interest income related to cash balances
           of CSLC not acquired by the Company..................   $   (72,707)       $  (309,277)
         Increase in interest income on NHP Notes resulting from
           utilizing a discount rate of 10.5% compounding
           quarterly applied to the purchase price of the NHP
           Notes instead of a simple interest rate of 10.5% (for
           the six month period June 30, 1997) and 7.0% (for the
           year ended December 31, 1996) on the par value of the
           NHP Notes............................................       109,834            120,762
                                                                   -----------        -----------
                                                                   $    37,127        $  (188,515)
                                                                   ===========        ===========
         The pro forma combined statements of income do not
           include any estimated interest earned on
           approximately $13.1 million of cash and cash
           equivalents arising from proceeds of the Offering.
           (Total net proceeds from the Offering of $107.6
           million less; repayment of the LBHI Loan of $70.0
           million, repayment of the Formation Note of $17.4
           million, cash paid for assets of CSLC of $2.9
           million, repayment of notes payable and accrued
           interest to the Company founders and an affiliate of
           $1.2 million, and cash and cash equivalents of CSLC
           not acquired of $3.0 million.) At a simple interest
           rate of 5%, interest earned would be approximately
           $330,000 and $659,000 for the six month period ended
           June 30, 1997 and for the year ended December 31,
           1996, respectively. Additionally, the pro forma
           combined statements of income do not reflect
           estimated interest income on additional NHP Notes
           acquired by CSLC through June 30, 1997. Had such NHP
           Notes been owned at January 1, 1996 interest earned
           would have been approximately $884,000 for the six
           month period ended June 30, 1997, and approximately
           $1,768,000 for the year ended December 31, 1996. This
           interest income is approximately $226,000 and
           $1,544,000 higher than reflected herein relative to
           the NHP Notes for the six month period ended June 30,
           1997 and the year ended December 31, 1996,
           respectively.........................................
  [4]    Adjustment to reflect the net decrease in interest
           expense resulting from:
           Repayment of the prior credit facility...............   $    42,524        $        --
           Repayment of notes payable to affiliates.............        33,050             39,093
                                                                   -----------        -----------
                                                                   $    75,574        $    39,093
                                                                   ===========        ===========
  [5]    Adjustment to reflect the federal and state income tax
           expense associated with operating as a C corporation
           using an effective rate of 39.5%.....................

                       CAPITAL SENIOR LIVING CORPORATION

                                                                   SIX MONTHS
                                                                      ENDED           YEAR ENDED
                                                                  JUNE 30, 1997    DECEMBER 31, 1996
                                                                  -------------    -----------------
  [6]    Adjustment to reflect the decrease in the minority
           interest in combined partnerships:
           Elimination of the minority interest of CSLC upon the
              acquisition of substantially all the assets,
              except working capital, of CSLC...................   $   870,564        $ 1,223,997
           Recording of minority interest of HCP (utilizing the
              weighted average of 77%) for the year ended
              December 31, 1996, upon consolidation with CSLC...            --           (527,181)
                                                                   -----------        -----------
                                                                   $   870,564        $   696,816
                                                                   ===========        ===========
  [7]    Adjustments to include the historical financial
           statements of HCP as a result of CSLC's ownership
           interest in HCP exceeding 50% (54.0% at June 30,
           1997). For pro forma combined statement of income
           purposes the 1996 extraordinary gain related to the
           early extinguishment of debt in the amount of
           $952,692 has not been included.......................
  [8]    Adjustment to reflect the elimination of intercompany
           management fees......................................
  [9]    Adjustment to eliminate equity in earnings on
           investments due to the consolidation of HCP upon
           CSLC's ownership interest in HCP exceeding 50% (54.0%
           at June 30, 1997)....................................
  [10]   In the fourth quarter of 1996, CSLC sold two
           multi-family properties, Silver Lakes and Lake Ridge.
           Pro forma information for the year ended December 31,
           1996 includes the historical financial results of
           these two properties and the gain on the sale.
           Summary financial information regarding the 1996
           financial results of Silver Lakes and Lake Ridge,
           including the gain on sale are summarized below......
Revenues..........................  $1,101,317
Other income......................      70,592
Operating expenses................    (705,785)
General and administrative
  expenses........................     (58,960)
Depreciation and amortization.....    (235,121)
Interest income...................      22,431
Interest expense..................    (183,908)
Gain on sale of properties........     437,819
                                    ----------
  Income before income taxes......  $  448,385
                                    ==========

                       CAPITAL SENIOR LIVING CORPORATION

6. OTHER

     The unaudited Pro Forma Combined Balance Sheet and unaudited Pro Forma Combined Statements of Income are presented for informational purposes only and do not necessarily reflect the financial position or results of operations of the Company which would have actually resulted had the Offering and Formation Transactions occurred as of the dates indicated, or the future results of operations of the Company. The unaudited Pro Forma Combined Balance Sheet and unaudited Pro Forma Combined Statements of Income and the accompanying notes should be read in conjunction with the historical combined financial statements and the notes thereto of the Company, the consolidated financial statements and the notes thereto of HCP, and "The Company -- Formation Transactions" and "Use of Proceeds" contained elsewhere in this Prospectus.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Shareholders
Capital Senior Living Corporation

     We have audited the accompanying combined balance sheets of Capital Senior Living Corporation as of December 31, 1996 and 1995, and the related combined statements of income, equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Capital Senior Living Corporation as of December 31, 1996, and the results of its combined operations and its combined cash flows for each of the three years in the period ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

                                            Ernst & Young LLP

Dallas, Texas
July 3, 1997

                       CAPITAL SENIOR LIVING CORPORATION

                            COMBINED BALANCE SHEETS

                                     ASSETS

                                                                            DECEMBER 31,
                                                         JUNE 30,     -------------------------
                                                           1997          1996          1995
                                                        -----------   -----------   -----------
                                                        (UNAUDITED)
Current assets:
  Cash and cash equivalents...........................  $13,198,573   $10,818,512   $10,016,702
  Cash, restricted....................................      169,046       206,376       203,788
  Accounts receivable, net (Note 13)..................    2,072,546       607,028       409,486
  Accounts receivable from affiliates.................        6,738        90,075       148,886
  Prepaid expenses and other..........................      195,522       121,993       145,352
                                                        -----------   -----------   -----------
          Total current assets........................   15,642,425    11,843,984    10,924,214
Property and equipment, net (Note 3)..................   30,991,942    12,668,539    17,367,074
Investments in limited partnerships (Note 12).........    9,621,412     8,275,920       896,405
Management contract rights, net (Note 2)..............      267,523       291,487       382,411
Deferred financing charges, net (Note 6)..............       72,828       106,440       173,665
Other assets..........................................       38,248        16,644         3,032
                                                        -----------   -----------   -----------
          Total assets................................  $56,634,378   $33,203,014   $29,746,801
                                                        ===========   ===========   ===========

                                    LIABILITIES AND EQUITY

Current liabilities:
  Accounts payable....................................  $   951,847   $   396,867   $   311,539
  Accrued expenses (Note 4)...........................    2,204,371     1,084,686     1,177,916
  Current portion of notes payable to affiliates (Note
     5)...............................................      965,091       465,091       315,091
  Current portion of notes payable (Note 6)...........      555,849            --     2,035,148
  Mortgage loan payable (Note 6)......................    5,500,000            --            --
  Customer deposits...................................      257,948       248,458       279,982
  Due to affiliates...................................       69,355        81,456        20,146
                                                        -----------   -----------   -----------
          Total current liabilities...................   10,504,461     2,276,558     4,139,822
Deferred income (Note 12).............................           --     3,400,684            --
Notes payable to affiliates, net of current portion
  (Note 5)............................................      201,390       201,390       336,982
Notes payable, net of current portion (Note 6)........    6,390,574            --            --
Minority interest in combined partnerships (Note 7)...   20,749,173    10,123,858    10,822,619
Commitments and contingencies (Notes 10 and 14)
Equity (Note 7):
  Partners' capital...................................   19,370,768    17,257,778    14,655,669
  Common stock, $.01 par value:
     Authorized shares -- 40,000,000
     Issued and outstanding shares -- 1,680,000.......       16,800        16,800        16,800
  Additional paid-in capital..........................       26,558        26,558       (13,242)
  Retained earnings (deficit).........................     (625,346)     (100,612)     (211,849)
                                                        -----------   -----------   -----------
          Total equity................................   18,788,780    17,200,524    14,447,378
                                                        -----------   -----------   -----------
          Total liabilities and equity................  $56,634,378   $33,203,014   $29,746,801
                                                        ===========   ===========   ===========

                            See accompanying notes.

                       CAPITAL SENIOR LIVING CORPORATION

                         COMBINED STATEMENTS OF INCOME

                                  SIX MONTHS ENDED JUNE 30            YEAR ENDED DECEMBER 31
                                  -------------------------   ---------------------------------------
                                     1997          1996          1996          1995          1994
                                  -----------   -----------   -----------   -----------   -----------
                                         (UNAUDITED)
Revenues:
  Resident and health care
     revenue....................  $10,427,471   $ 6,954,867   $13,691,984   $13,237,891   $12,760,942
  Rental and lease income.......    2,157,973       647,588     1,101,317     1,230,859     1,235,130
  Unaffiliated management
     services revenue...........      949,007        53,450       800,961            --            --
  Affiliated management services
     revenue....................      701,126     1,418,564     2,708,077     2,778,644     3,112,685
  Development fees..............      370,410            --       673,587            --            --
  Other.........................      461,410       438,044       923,700       870,717       800,132
                                  -----------   -----------   -----------   -----------   -----------
          Total revenues........   15,067,397     9,512,513    19,899,626    18,118,111    17,908,889
Expenses:
  Operating expenses............    8,080,062     5,393,780    10,798,431    10,286,743    10,141,884
  General and administrative
     expenses (Note 15).........    3,933,008     2,464,578     5,492,873     4,363,707     4,594,982
  Depreciation and
     amortization...............      949,954       779,817     1,481,056     1,776,268     1,707,368
                                  -----------   -----------   -----------   -----------   -----------
          Total expenses........   12,963,024     8,638,175    17,772,360    16,426,718    16,444,234
                                  -----------   -----------   -----------   -----------   -----------
Income from operations..........    2,104,373       874,338     2,127,266     1,691,393     1,464,655
Other income (expense):
  Interest income...............      794,439       206,184       432,342       367,715       121,768
  Interest expense..............     (419,397)      (75,056)     (221,521)     (278,065)     (260,903)
  Gain on sale of properties....           --            --       437,819            --            --
  Equity in earnings on
     investments................           --       398,508       458,992            --            --
  Other.........................           --        25,523        42,042            --       (15,523)
                                  -----------   -----------   -----------   -----------   -----------
Income before income taxes and
  minority interest in combined
  partnerships..................    2,479,415     1,429,497     3,276,940     1,781,043     1,309,997
Provision for income taxes (Note
  8)............................           --            --            --       (18,242)     (129,795)
                                  -----------   -----------   -----------   -----------   -----------
Income before minority interest
  in combined partnerships......    2,479,415     1,429,497     3,276,940     1,762,801     1,180,202
Minority interest in combined
  partnerships..................   (1,266,026)     (649,592)   (1,223,997)     (759,407)     (634,366)
                                  -----------   -----------   -----------   -----------   -----------
Net income......................  $ 1,213,389   $   779,905   $ 2,052,943   $ 1,003,394   $   545,836
                                  ===========   ===========   ===========   ===========   ===========
Pro forma net income (Note 16):
  Net income....................  $ 1,213,389                 $ 2,052,943
  Pro forma income taxes........     (479,289)                   (810,912)
                                  ===========                 ===========
Pro forma net income............  $   734,100                 $ 1,242,031
                                  ===========                 ===========

                            See accompanying notes.

                       CAPITAL SENIOR LIVING CORPORATION

                         COMBINED STATEMENTS OF EQUITY

                                                          COMMON STOCK       ADDITIONAL   RETAINED
                                          PARTNERS'    -------------------    PAID-IN     EARNINGS
                                           CAPITAL      SHARES     AMOUNT     CAPITAL     (DEFICIT)      TOTAL
                                         -----------   ---------   -------   ----------   ---------   -----------
Balance at January 1, 1994 (Notes 1 and
  7)...................................  $10,352,228   1,680,000   $16,800     $(15,800)  $ 277,450   $10,630,678
  Capital contribution.................           --          --        --        2,558          --         2,558
  Purchase of BUCs (Note 7)............    1,316,220          --        --           --          --     1,316,220
  Net income (loss)....................      589,548          --        --           --     (43,712)      545,836
                                         -----------   ---------   -------     --------   ---------   -----------
Balance at December 31, 1994...........   12,257,996   1,680,000    16,800      (13,242)    233,738    12,495,292
  Dividend upon acquisition of
    management contract rights (Note
    1).................................           --          --        --           --    (517,719)     (517,719)
  Purchase of BUCs (Note 7)............    1,466,411          --        --           --          --     1,466,411
  Net income...........................      931,262          --        --           --      72,132     1,003,394
                                         -----------   ---------   -------     --------   ---------   -----------
Balance at December 31, 1995...........   14,655,669   1,680,000    16,800      (13,242)   (211,849)   14,447,378
  Issuance of common stock (Note 7)....           --          --        --       16,800          --        16,800
  Capital contributions................           --          --        --       23,000          --        23,000
  Purchase of BUCs (Note 7)............      660,403          --        --           --          --       660,403
  Net income...........................    1,941,706          --        --           --     111,237     2,052,943
                                         -----------   ---------   -------     --------   ---------   -----------
Balance at December 31, 1996...........   17,257,778   1,680,000    16,800       26,558    (100,612)   17,200,524
  Purchase of BUCs (Note 7)............      374,867          --        --           --          --       374,867
  Net income...........................    1,738,123          --        --           --    (524,734)    1,213,389
                                         -----------   ---------   -------     --------   ---------   -----------
Balance at June 30, 1997 (Unaudited)...  $19,370,768   1,680,000   $16,800     $ 26,558   $(625,346)  $18,788,780
                                         ===========   =========   =======     ========   =========   ===========

                            See accompanying notes.

                       CAPITAL SENIOR LIVING CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS

                                                   SIX MONTHS ENDED
                                                       JUNE 30                     YEAR ENDED DECEMBER 31
                                              --------------------------   --------------------------------------
                                                  1997          1996          1996          1995          1994
                                              ------------   -----------   -----------   -----------   ----------
                                                     (UNAUDITED)
OPERATING ACTIVITIES
Net income..................................  $  1,213,389   $   779,905   $ 2,052,943   $ 1,003,394   $  545,836
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation..............................       891,410       741,181     1,397,258     1,632,371    1,581,794
  Amortization..............................        58,544        36,636        83,798       143,897      125,574
  Deferred income tax benefit...............            --            --            --            --      (49,235)
  Non cash interest expense.................            --            --            --         1,616       15,737
  Minority interest in combined
    partnerships............................     1,266,026       649,592     1,223,997       759,407      634,366
  Equity in earnings on investments.........            --      (398,508)     (458,992)           --           --
  Gain on sale of properties................            --            --      (437,819)           --           --
  Provision for bad debts...................            --        16,500        22,312        71,098           --
  Loss on sale of limited partnership
    interests...............................            --            --            --            --       15,523
  Changes in operating assets and
    liabilities:
    Cash, restricted........................        37,330            --        (2,588)     (152,803)      (1,604)
    Accounts receivable.....................      (671,284)       77,063      (219,854)     (215,233)      70,734
    Accounts receivable from affiliates.....        83,337       (20,180)       58,811      (294,237)     (25,482)
    Prepaid expenses and other..............        11,766         5,802        23,359       (36,141)      20,584
    Other assets............................       (22,572)       (7,801)      (14,940)        6,766      (22,298)
    Accounts payable........................       343,676       450,311        85,328       256,183     (102,911)
    Accrued expenses........................       115,481       774,462        (5,402)   (1,136,510)     472,391
    Customer deposits.......................         9,490        15,175        32,295        26,204       (3,311)
    Due to affiliates.......................       (12,101)      (20,146)       61,310       655,936      150,578
                                              ------------   -----------   -----------   -----------   ----------
Net cash provided by operating activities...     3,324,492     3,101,992     3,901,816     2,721,948    3,428,276
INVESTING ACTIVITIES
Capital expenditures........................      (562,255)     (222,939)     (851,732)     (400,701)    (182,729)
Proceeds from sale of properties............            --            --     2,549,352            --           --
Sale of limited partnership interests.......            --            --            --            --    4,400,000
Cash acquired upon acquisition of HCP.......     8,995,455            --            --            --           --
Investments in limited partnerships.........   (14,155,888)   (2,599,228)   (3,401,207)     (896,405)    (435,636)
                                              ------------   -----------   -----------   -----------   ----------
Net cash (used in) provided by investing
  activities................................    (5,722,688)   (2,822,167)   (1,703,587)   (1,297,106)   3,781,635
FINANCING ACTIVITIES
Proceeds from notes payable.................  $         --   $        --   $        --   $        --   $   93,815
Repayments of notes payable.................      (260,991)      (24,982)     (145,319)      (58,565)    (272,740)
Repayments of notes payable to affiliates...            --      (320,490)     (455,592)      (65,091)    (448,646)
Proceeds from notes payable to affiliates...       500,000            --       470,000       250,000      248,646
Proceeds from mortgage note payable.........     5,500,000            --            --            --           --
Issuance of common stock....................            --            --        16,800            --           --
Capital contribution........................            --        22,000        23,000            --        2,558
Repurchase of BUCs..........................      (960,752)     (447,504)   (1,262,355)           --           --
Deferred loan charges paid..................            --       (20,352)      (42,953)     (130,829)     (99,596)
Cash portion of dividend (Note 1)...........            --            --            --      (202,698)          --
                                              ------------   -----------   -----------   -----------   ----------
Net cash provided by (used in) financing
  activities................................     4,778,257      (791,328)   (1,396,419)     (207,183)    (475,963)
                                              ------------   -----------   -----------   -----------   ----------
(Decrease) increase in cash and cash
  equivalents...............................     2,380,061      (511,503)      801,810     1,217,659    6,733,948
Cash and cash equivalents at beginning of
  period....................................    10,818,512    10,016,702    10,016,702     8,799,043    2,065,095
                                              ------------   -----------   -----------   -----------   ----------
Cash and cash equivalents at end of
  period....................................  $ 13,198,573   $ 9,505,199   $10,818,512   $10,016,702   $8,799,043
                                              ============   ===========   ===========   ===========   ==========
SUPPLEMENTAL DISCLOSURES
Cash paid during the period for:
  Interest..................................  $    347,847   $   112,959   $   188,510   $   276,062   $  245,705
                                              ============   ===========   ===========   ===========   ==========
  Income taxes..............................  $         --   $        --   $        --   $    21,633   $  155,876
                                              ============   ===========   ===========   ===========   ==========

                            See accompanying notes.

                       CAPITAL SENIOR LIVING CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION, FORMATION AND PLANNED INITIAL PUBLIC OFFERING

     Capital Senior Living Corporation, a Delaware corporation, was incorporated on October 25, 1996. Capital Senior Living Corporation is owned by James A. Stroud (through a trust), Jeffrey L. Beck, and Lawrence A. Cohen.

     The accompanying financial statements include the combined financial statements of Capital Senior Living Corporation (Corporation); Capital Senior Living Communities, L.P. (CSLC); Capital Senior Living, Inc. (Living); Quality Home Care, Inc. (Quality); Capital Senior Development, Inc. (Development); Capital Senior Management 1, Inc. (Management 1); and Capital Senior Management 2, Inc. (Management 2) (collectively referred to with Capital Senior Living Corporation as the Company). CSLC includes the accounts of CSLC and HealthCare Properties, L.P. (HCP) (as of January 1, 1997). HCP includes the accounts of HCP and its wholly owned subsidiaries, Danville Care, Inc., Foothills Care, Inc., Countryside Care, Inc., Countryside Care, L.P., and Cambridge Nursing Home Limited Liability Company. All intercompany balances and transactions have been eliminated in combination.

     The Company is a provider of senior living services. The Company owns, operates and manages senior living communities.

     The Company is currently planning the registration of its common stock for sale in an initial public offering (Offering). Simultaneously with the closing of the Offering, Corporation will acquire Living, Quality, Development, Management 1, and Management 2 (Formation) in exchange for common stock and a note payable (Formation Note) to Jeffrey L. Beck and James A. Stroud or a related trust (collectively, the Stockholders) and Lawrence A. Cohen. Additionally, the Corporation will purchase certain assets and all of the business and retire certain debt of CSLC; at June 30, 1997, these assets include a controlling interest of 55% of the limited partner units in HCP. After the all of above transactions, including the Offering, the Stockholders will own 49% of the common stock of the Company (assuming the underwriters do not exercise their over-allotment option). The Stockholders and other members of management will own over 50% of the Company.

     Due to all of these entities being under the common control of the Stockholders for all periods presented, these combined financial statements reflect the assets and liabilities at their historical values and the accompanying combined statements of income, equity, and cash flows reflect the combined results for the periods indicated even though they have historically operated as separate entities. The Formation will be accounted for at historical cost in a manner similar to a pooling of interests to the extent of the percentage ownership by the Stockholders. Assets and liabilities in CSLC will be recorded at fair value to the extent of any minority interest. CSLC's assets include investments in HCP and NHP.

     As of June 30, 1997, CSLC had increased its ownership in HCP to 55% of the limited partner units. In the accompanying combined financial statements, HCP is consolidated as though a controlling financial interest in HCP had been acquired by CSLC at January 1, 1997. At December 31, 1996 and 1995, CSLC owned approximately 31% and 6% of HCP's limited partner units, respectively. Preacquisition earnings for 1997 applicable to HCP are included in minority interest.

     HCP is a Delaware limited partnership established for the purpose of acquiring, leasing, and operating existing or newly constructed long-term health care properties. One property is operated by HCP and seven properties are leased to qualified operators who provide specialized health care services. Capital Realty Group Senior Housing, Inc. (Housing), an entity controlled by the Stockholders, is the general partner.

     The general partner of CSLC is Retirement Living Communities, an Indiana limited partnership (RLC). RLC is owned by James A. Stroud and Jeffrey L. Beck. Additionally, CSLC has issued 1,264,000 Beneficial Unit Certificates (BUCs). At June 30, 1997 and December 31, 1996 and 1995, BUCs outstanding were 1,117,692, 1,172,146, and 1,264,000, respectively. At June 30, 1997 and December 31, 1996,
1995, and 1994,

                       CAPITAL SENIOR LIVING CORPORATION

James A. Stroud, Jeffrey L. Beck, and RLC collectively owned 66.5%, 63.4%, 57.4%, and 51.5% of the outstanding BUCs, respectively.

     A description of the senior living communities now owned and operated by CSLC is as follows:

     Towne Centre Retirement Community (Towne Centre) -- This project is located on a 15-acre site in Merrillville, Indiana, and includes a 148-unit senior living community, a 34-bed assisted living unit which is licensed as residential, and a 64-bed intermediate and skilled healthcare unit licensed under a comprehensive license. The facility was approximately 92%, 95%, and 95% occupied at December 31, 1996, 1995, and 1994, respectively.

     Canton Regency Retirement Community (Canton Regency) -- This project is located on a 10-acre site in Canton, Ohio, and includes a 147-unit senior living community, a 34-bed assisted living unit, and a 50-bed intermediate and skilled healthcare unit licensed by the Ohio Department of Health. The facility was approximately 94% occupied at December 31, 1996, 1995, and 1994.

     Cottonwood Village Retirement Community (Cottonwood Village) -- This project is a 65-unit senior living community located on a 2-acre site in Cottonwood, Arizona. The facility was approximately 95%, 100%, and 100% occupied at December 31, 1996, 1995, and 1994, respectively.

     On December 10, 1996, the Company began development on a 97-unit expansion of the Cottonwood facility, comprised of 49 units for independent living and 48 units for assisted living. The budgeted cost for the expansion is approximately $7,000,000 and includes funding for kitchen and dining room renovation. The Company intends to finance 100% of the costs and estimates completion by March 1998. As of December 31, 1996, costs incurred for construction were $280,946.

     Harrison Retirement Community (Harrison) -- This project is a 124-unit senior living community located on a 4 1/2-acre site in Indianapolis, Indiana. The facility was approximately 83%, 85%, and 90% occupied at December 31, 1996, 1995, and 1994, respectively.

     On November 1, 1996, CSLC sold its two multi-family properties to a non-related third party for a combined sales price of $4,793,000. This sale resulted in the recognition of a $437,819 gain and net cash proceeds of $2,549,352 after repayment of the related mortgage payable of $1,889,829.

     Living, an S corporation, was incorporated on August 17, 1992, and completed its initial issuance of shares in 1993. Living is owned 50% by James
A. Stroud (through a trust) and 50% by Jeffrey L. Beck.

     Prior to February 1, 1995, Living's operations were limited to payroll services provided to affiliated entities. On February 1, 1995, Living acquired 14 management contracts from Housing in exchange for a note payable to Housing of $467,164. The acquisition was accounted for in a manner similar to that for a pooling of interests. Accordingly, the management contracts were recorded at Housing's historical basis and the financial statements were restated to include the operations stemming from the management contracts for all periods prior to the February 1, 1995 acquisition date. Effective February 1, 1995, a dividend of $517,719 (including cash of $202,698) was recorded to eliminate the carrying value of the net assets of the business stemming from the property management contracts which were not acquired.

     Development, Management 1, and Management 2, all S corporations, are owned 50% by James A. Stroud (directly or through a trust) and 50% by Jeffrey L. Beck. Quality will be owned immediately prior to the Formation 42.5% by James A. Stroud (directly or through a trust), 42.5% by Jeffrey L. Beck, and 15% by Lawrence A. Cohen.

                       CAPITAL SENIOR LIVING CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents

     Investments with original maturities of three months or less are considered to be cash equivalents.

  Property and Equipment

     Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to 31 years.

  Management Contract Rights

     Management contract rights are stated at cost and amortized on a straight-line basis over their respective contract lives. Accumulated amortization for management contract rights at June 30, 1997, and December 31, 1996 and 1995, was $248,640, $224,676, and $178,507, respectively.

     At each balance sheet date, the Company reviews the carrying value of its management contract rights and property and equipment to determine if facts and circumstances suggest that they may be impaired or that the amortization and depreciation period may need to be changed. The Company considers external factors relating to each intangible asset, including contract changes, local market developments, and other publicly available information. If these external factors indicate the intangible assets and property and equipment will not be recoverable, the carrying value of the intangible assets and property and equipment will be analyzed and adjusted accordingly. During 1996, 1995, and 1994, management contract rights of $44,755, $52,771, and $72,932, respectively, were written off due to the termination of certain contracts which has been reflected as additional amortization expense. The Company does not believe there are any indicators that would require an adjustment to the carrying value of the management contract rights or property and equipment or their remaining useful lives as of June 30, 1997 or December 31, 1996.

  Income Taxes

     The Company accounts for income taxes under the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     CSLC and HCP are partnerships and, consequently, are not subject to income taxes. Taxable income or loss is directly allocated to the individual partners. HCP's wholly-owned subsidiaries file federal corporate income tax returns. None of these subsidiaries had significant net income for financial reporting or income tax purposes in 1997. Accordingly, no provision has been made for income taxes for these subsidiaries during 1997.

     Living, Quality, Development, Management 1, and Management 2 are S corporations and consequently, are not subject to income taxes. Thus, taxable income or loss is directly allocated to the individual stockholders. Prior to February 1, 1995, Living was subject to federal and state income taxes.

     Housing was part of a consolidated group for tax reporting purposes during the period in which it owned the management contracts acquired by Living in February 1995. Taxes were allocated to Housing during this period as if it were a separate taxpayer. Current tax expense (benefit) was offset against the due to affiliates balance and deferred tax assets and liabilities were recorded. Cash paid for income taxes during the year ended December 31, 1994, included a federal tax payment of $137,000 paid on behalf of this consolidated group.

                       CAPITAL SENIOR LIVING CORPORATION

  Revenue Recognition

     Resident and healthcare revenue is recognized at estimated net realizable amounts due from residents in the period to which the rental and other services relate.

     Revenues from the Medicare and Medicaid programs accounted for less than 10% each of the Company's net revenues for the year ended December 31, 1996. One community is a provider of services under the Indiana Medicaid program. Accordingly, the community is entitled to reimbursement under the foregoing program at established rates which are lower than private pay rates. Patient service revenue for Medicaid patients is recorded at the reimbursement rates as the rates are set prospectively by the state upon the filing of an annual cost report. Two communities are providers of services under the Medicare program and are entitled to reimbursement under the foregoing programs in amounts determined based on the filing of an annual cost report prepared in accordance with Federal regulations, which reports are subject to audit and retroactive adjustments in future periods. Revenue from the Medicare program is recorded at established rates and adjusted for differences between such rates and estimated amounts reimbursable from the program. Any differences between estimated and actual reimbursements are included in operations in the year of settlement, which have not been material. Under Federal regulations, Medicare reimbursements to these facilities are limited to routine cost limits determined on a geographical region. The Company has filed exception reports to request reimbursement in excess of its routine cost limit for the years 1992, 1993, and 1994, as of December 31, 1996, and has recorded $310,000 in the six months ended June 30, 1997, as a result of being granted exception requests for 1994. There can be no assurance that an exception to a facility's routine cost limits will be granted.

     Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

     Management services revenue, resident and healthcare revenue, and development fees are recognized when earned. Management services revenue relates to providing certain management and administrative support services under management contracts, which have terms expiring through 2002 and provide for termination fees upon early cancellation. Development fees are billed in accordance with the terms under a development agreement. Management services revenue are shown net of reimbursed expenses. The reimbursed expenses to affiliates were $6,462,046, $6,165,622, $12,683,838, $14,501,425, and
$15,772,798, for the six months ended June 30, 1997 and 1996, and the years ended December 31, 1996, 1995, and 1994, respectively. Reimbursed expenses to unaffiliated parties were $4,095,905, $34,780, $2,600,529, $-0-, and $-0-, for the six months ended June 30, 1997 and 1996, and the years ended December 31, 1996, 1995, and 1994, respectively.

  Credit Risk

     The Company's receivables are generally due within 30 days. The Company does not require collateral. Credit losses have been within management's expectations, and management believes that the allowance for doubtful accounts adequately provides for any expected losses.

  Advertising

     Advertising expenses are expensed as incurred. Advertising expenses for the six months ended June 30, 1997 and 1996 and the year ended December 31, 1996, 1995 and 1994 were $79,496, $109,792, $210,028, $223,862, and $230,270, respectively.

                       CAPITAL SENIOR LIVING CORPORATION

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  New Accounting Pronouncements

     The Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, effective for fiscal 1997, and Statement No. 130, Reporting Comprehensive Income and Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, both effective for fiscal 1998. Statement No. 128 requires changes to the calculation of earnings per share. Statement No. 130 requires reporting and display of comprehensive income and its components in the financial statements. Statement No. 131 requires reporting about operating segments and other disclosures about the business in its annual and interim financial statements. The Company does not believe adoption of these new Statements will have a material impact on its financial statements.

  Interim Financial Data (Unaudited)

     The unaudited combined balance sheet as of June 30, 1997, the unaudited combined statements of income and cash flows for the six months ended June 30, 1996 and 1997, and the unaudited combined statement of equity for the six months ended June 30, 1997, include, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company's combined financial position, results of operations and cash flows. The data disclosed in these notes to the combined financial statements for these periods is unaudited. Operating results for the six month period ended June 30, 1997, are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                    DECEMBER 31,
                                               JUNE 30,      --------------------------
                                                 1997           1996           1995
                                              -----------    -----------    -----------
                                              (UNAUDITED)
Land........................................  $ 3,489,139    $   879,723    $ 1,281,070
Land improvements...........................      131,909        127,481        418,665
Buildings and building improvements.........   29,063,612     13,562,383     17,586,575
Furniture and equipment.....................    6,343,055      4,606,048      4,803,054
Construction in process.....................      379,299        280,946             --
                                              -----------    -----------    -----------
                                               39,407,014     19,456,581     24,089,364
Less accumulated depreciation...............    8,415,072      6,788,042      6,722,290
                                              -----------    -----------    -----------
Property and equipment, net.................  $30,991,942    $12,668,539    $17,367,074
                                              ===========    ===========    ===========

                       CAPITAL SENIOR LIVING CORPORATION

4. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                      DECEMBER 31,
                                                  JUNE 30,      ------------------------
                                                    1997           1996          1995
                                                 -----------    ----------    ----------
                                                 (UNAUDITED)
Accrued salaries, bonuses, and related
  expenses.....................................  $   408,596    $  460,646    $  466,050
Accrued property taxes.........................      459,018       506,418       527,233
Third party settlements........................      216,951            --       123,000
Other..........................................    1,119,806       117,622        61,633
                                                 -----------    ----------    ----------
                                                 $ 2,204,371    $1,084,686    $1,177,916
                                                 ===========    ==========    ==========

5. NOTES PAYABLE TO AFFILIATES

     Notes payable to affiliates consist of the following:

                                                                       DECEMBER 31,
                                                     JUNE 30,      --------------------
                                                       1997          1996        1995
                                                    -----------    --------    --------
                                                    (UNAUDITED)
Demand notes payable to stockholders; principal
  and interest at 10%; due December 31, 1997......  $  900,000     $400,000    $     --
Demand notes payable to stockholders..............          --           --     250,000
Note payable to Housing; interest at 10%; payable
  in seven annual installments of $65,091 on or
  before December 31 of each year and in one final
  installment of $6,117...........................     266,481      266,481     402,073
                                                    ----------     --------    --------
                                                     1,166,481      666,481     652,073
Less current portion..............................     965,091      465,091     315,091
                                                    ----------     --------    --------
                                                    $  201,390     $201,390    $336,982
                                                    ==========     ========    ========

     At December 31, 1996, the aggregate maturities of notes payable to affiliates are as follows:

1997......................................................  $465,091
1998......................................................    65,091
1999......................................................    65,091
2000......................................................    65,091
2001......................................................     6,117
                                                            --------
                                                            $666,481
                                                            ========

                       CAPITAL SENIOR LIVING CORPORATION

6. NOTES PAYABLE AND MORTGAGE LOAN PAYABLE

     Notes payable consists of the following:

                                                                        DECEMBER 31,
                                                      JUNE 30,     -----------------------
                                                        1997          1996         1995
                                                     -----------   ----------   ----------
                                                     (UNAUDITED)
HCP mortgage loans, bearing interest ranging from
  6.8% to 10.75%; payable in monthly installments
  of
  $101,092 including interest, secured by certain
  properties of HCP................................  $6,946,423    $       --   $       --
Mortgage loan, bearing interest at 11%, secured by
  real estate......................................          --            --    2,035,148
                                                     ----------    ----------   ----------
Less current portion...............................     555,849            --    2,035,148
                                                     ----------    ----------   ----------
                                                     $6,390,574    $       --   $       --
                                                     ==========    ==========   ==========

     On November 1, 1996, the mortgage loan was repaid upon sale of a multi-family property.

     On June 30, 1997, CSLC entered into a $77,000,000 mortgage loan agreement with Lehman Brothers Holdings, Inc. and pledged the Cottonwood, Harrison, Towne Centre, and Canton Regency senior living communities and its investments in HCP and NHP Retirement Housing Partners I, L.P. (NHP) as collateral. The loan agreement matures December 31, 1997. On July 1, 1997, $70,000,000 became outstanding under this loan agreement; $5,500,000 was used to repay an outstanding mortgage loan commitment (the prior credit facility) and $64,500,000 was used to fund the liquidity requirement under the loan agreement through the purchase of three-month U.S. Treasury bills. The U.S. Treasury bills were sold under a repurchase agreement with a term equal to their maturity. It is expected that upon completion of the Offering, the repurchase agreement will be canceled and the outstanding debt under the loan agreement will be assumed by the Corporation and repaid from the proceeds of the Offering. Upon such repayment, the U.S. Treasury bills will revert to CSLC. Interest costs are based on 30-day LIBOR plus 50 basis points.

     CSLC's prior credit facility from a non-affiliated mortgage company was for $17,500,000. CSLC borrowed $5,500,000 under this prior credit facility in 1997, and repaid the loan on July 1, 1997.

     In connection with obtaining the prior credit facility, the Company incurred $273,070 in deferred financing charges, which were amortized over the life of the loan commitment using the straight-line method and written-off on July 1, 1997. Accumulated amortization was $200,551, $166,630 and $56,452 in 1997, 1996, and 1995, respectively. In connection with obtaining the loan agreement, the Company incurred $80,000 in deferred financing charges on July 1, 1997.

     HCP leases four of its properties under a master lease. The rentals under the master lease provide additional security for two notes payable used to finance two of the master lease properties. One of these notes is due December 1, 2001. The other note for $686,542 was extended during 1997 to June 30, 1997. HCP is currently negotiating the extension of this note until December 1, 2001.

7. EQUITY

     On October 25, 1996, the Company issued 1,680,000 shares of $.01 par value common stock for $16,800 in cash. For financial reporting purposes, as the combined entities are under common control, the Company's common stock is presented as outstanding as of January 1, 1994.

     During 1996, Development, Management 1, Management 2, and Quality each issued 1,000 shares of $.01 par value common stock for $1,000. All shares authorized are outstanding at December 31, 1996. At December 31, 1996 and 1995, Living has 1,000 shares of $.01 par value common stock authorized, issued, and

                       CAPITAL SENIOR LIVING CORPORATION
outstanding. The par value and associated paid-in capital are included in additional paid-in capital in the accompanying financial statements.

     Net operating income of CSLC, if distributed as determined by its general partner in its sole discretion, is to be distributed 99% to the BUC holders and 1% to RLC until the BUC holders receive distributions equal to a cumulative noncompounded annual return of 11% on their adjusted capital contributions. Thereafter, remaining net operating income is distributed 90% to the BUC holders and 10% to RLC. The general partner of CSLC has sole discretion in determining cash distributions. There were no distributions for 1996, 1995, and 1994. Proceeds from the refinancing, sale, or other dispositions of CSLC assets, less expenses directly attributable thereto (net residual proceeds), will be distributed 100% to the BUC holders until the BUC holders have received an amount equal to the sum of their adjusted capital contributions plus an amount equal to a cumulative noncompounded annual return of 11% on their adjusted capital contributions. All remaining net residual proceeds will be distributed 100% to RLC until such amount equals 1% of all net residual proceeds distributed to the BUC holders. Thereafter, any remaining net residual proceeds will be distributed 90% to the BUC holders and 10% to RLC.

     Purchases of BUCs represent additional purchases by the Stockholders and are accounted for at the book value of the BUCs and as an addition to partners' capital and as a reduction in minority interest.

     CSLC purchased 91,854 BUCs for $1,262,355 during 1996, at an average cost of $13.74 per unit. These repurchase of BUCs have been reflected as a reduction in minority interest at December 31, 1996.

     Net income (loss) of HCP is generally allocated 98% to the limited partners and 2% to the general partner. The net income of HCP from the disposition of a property is allocated: (i) to partners with deficit capital accounts on a pro rata basis; (ii) to limited partners until they have been paid an amount equal to the amount of their adjusted investment (as defined); (iii) to the limited partners until they have been allocated income equal to their 12% Liquidation Preference; and (iv) thereafter, 80% to the limited partners and 20% to the general partner. The net loss of HCP from the disposition of a property is allocated: (i) to partners with positive capital accounts on a pro rata basis and (ii) thereafter, 98% to the limited partners and 2% to the general partner. Distributions of available cash flow are generally distributed 98% to the limited partners and 2% to the general partner, until the limited partners have received an annual preferential distribution, as defined. Thereafter, available cash flow is distributed 90% to the limited partners and 10% to the general partner. No distributions were made in 1997.

8. INCOME TAXES

     The provision (benefit) for income taxes consists of the following:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                        1996       1995        1994
                                                       -------    -------    --------
Current:
  Federal............................................  $    --    $15,903    $156,077
  State..............................................       --      2,339      22,953
Deferred:
  Federal............................................       --         --     (42,923)
  State..............................................       --         --      (6,312)
                                                       -------    -------    --------
                                                       $    --    $18,242    $129,795
                                                       =======    =======    ========

                       CAPITAL SENIOR LIVING CORPORATION

     The provision for income taxes differed from the amounts computed by applying the U.S. federal income tax rate to income before provision for income taxes as a result of the following:

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1996      1995       1994
                                                         -------   -------   --------
Computed tax expense...................................  $    --   $15,903   $110,868
State income tax expense...............................       --     2,339     16,641
Other..................................................       --        --      2,286
                                                         -------   -------   --------
                                                         $    --   $18,242   $129,795
                                                         =======   =======   ========

     No tax expense arose in 1997.

     Upon completion of the initial public offering, the Company will accrue deferred tax assets and liabilities arising from differences in book and tax basis for the S corporations and partnerships.

 CSLC

     CSLC reports certain transactions differently for tax than for financial statement purposes. A reconciliation between the financial statement net income and the net income for tax purposes follows:

                                                         YEAR ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      1996         1995         1994
                                                   ----------   ----------   ----------
CSLC net income..................................  $3,105,703   $1,630,669   $1,198,914
  (Decrease) increase in vacation expense
     accrual.....................................        (715)      10,766        6,350
  Nondeductible bad debt expense.................      23,370       55,403           --
  Other nondeductible expenses...................       1,250        1,253        1,250
  Increase in workers compensation accrual.......         120        2,463        1,271
  Excess of book over tax depreciation...........     101,069      347,376      170,485
  Investment income accounted for under the
     equity method for book and not tax..........    (603,147)          --           --
  Tax adjustment on sale of properties...........     268,068           --           --
  Prepaid rent recognized for book purposes......          --           --      (41,416)
  Decrease in bad debt reserve...................          --           --      (72,415)
  Income (loss) from joint ventures..............     181,660       51,970      (62,523)
                                                   ----------   ----------   ----------
Tax income.......................................  $3,077,378   $2,099,900   $1,201,916
                                                   ==========   ==========   ==========

     The tax basis of the partners' capital accounts are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------
                                                                1996          1995
                                                             -----------   -----------
General Partner............................................  $    19,024   $   (11,602)
BUC Holders................................................   22,285,615    20,515,980
                                                             -----------   -----------
                                                             $22,304,639   $20,504,378
                                                             ===========   ===========

     The basis of property and equipment, net of accumulated depreciation, for Federal income tax purposes was $13,504,827 and $18,192,768 at December 31, 1996 and 1995, respectively.

     In the event CSLC is taxed as a corporation because it is "publicly traded" under Section 7704 of the Internal Revenue Code of 1986, then CSLC would be taxed at corporate rates on all of its taxable income and distributions to the BUC holders would be treated as fully taxable dividends to the extent of current and

                       CAPITAL SENIOR LIVING CORPORATION
accumulated earnings and profits, while distributions in excess of current and accumulated earnings and profits would be treated as the nontaxable return of capital to the extent of each BUC holder's basis in the BUCs. The Company's management does not believe CSLC will be taxed as "publicly traded" for fiscal 1996 based on its interpretation of Section 7704 and no provision for income taxes has been reflected in the consolidated statements of income for CSLC. No ruling has been requested from the Internal Revenue Service regarding this matter and there can be no certainty as to the ultimate outcome of this matter at this time.

 HCP

     The tax basis of the partners' capital accounts for HCP at December 31, 1996, was $28,516,874.

     Because many types of transactions are susceptible to varying interpretations under federal and state income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.

9. RELATED PARTY TRANSACTIONS

     Certain administrative and occupancy costs were incurred by an affiliate on behalf of the Company. Total costs allocated to the Company were $390,925, $219,294, $552,586, $351,387, and $202,718 for the six months ended June 30,
1997 and 1996 and the years ended December 31, 1996, 1995, and 1994, respectively.

     The Company pays premiums to a related party for employee medical coverage. The related party insures the Company for any claims exceeding the premiums paid. Accordingly, no amounts have been accrued at December 31, 1996, for claims incurred but unpaid.

     Upon sale of the multi-family properties in November 1996, an affiliate received a $79,883 brokerage fee.

     The Company manages properties for a third party, in which an officer of the Company is also an officer of the third party companies. Management fees received for the six months ended June 30, 1997 and the year ended December 31, 1996 were $788,566 and $657,260, respectively.

     In addition, one of the Stockholders is chairman of the board of a bank where the Company holds the majority of its operating cash accounts.

10. COMMITMENTS AND CONTINGENCIES

     The Company had $56,376 and $53,788 in certificates of deposit at December 31, 1996 and 1995, respectively, restricted for utility deposits. The certificates of deposit mature one year from the original purchase date.

     In conjunction with CSLC'S prior credit facility, a compensating balance of $150,000 was established with the mortgage company.

     The CSLC senior living communities have entered into various contracts for services. The contracts are for a duration of 5 years or less and are on a fee basis as services are rendered. Future commitments on fixed cost contracts and leases total $49,000.

     The Company has pending claims incurred in the normal course of business which, in the opinion of management, based on the advice of legal counsel, will not have a material effect on the financial statements.

                       CAPITAL SENIOR LIVING CORPORATION

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and fair values of financial instruments at December 31, 1996 and 1995, are as follows:

                                                1996                        1995
                                      -------------------------   -------------------------
                                       CARRYING                    CARRYING
                                        AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                      -----------   -----------   -----------   -----------
Cash and cash equivalents...........  $10,818,512   $10,818,512   $10,016,702   $10,016,702
Cash, restricted....................      206,376       206,376       203,788       203,788
Investments in limited partnerships,
  net of related deferred income....    4,875,236     6,348,776       896,405       887,228
Notes payable.......................           --            --     2,035,148     2,035,148
Notes payable to affiliates.........      666,481       666,481       652,073       652,073

     The following methods and assumptions were used in estimating its fair value disclosures for financial instruments:

          Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate fair value.

          Investment in limited partnerships: The fair values are based on the most recent purchase price.

          Notes payable and notes payable to affiliates: The fair value of notes payable is estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements.

12. INVESTMENTS IN LIMITED PARTNERSHIPS

     The investments in limited partnerships balance consists of the following:

                                                                      DECEMBER 31,
                                                   JUNE 30,      ----------------------
                                                     1997           1996         1995
                                                  -----------    ----------    --------
                                                  (UNAUDITED)
HCP limited partnership interests (including
  deferred income and equity in earnings).......  $       --     $7,487,818    $308,825
NHP pension notes...............................   9,620,048        786,738     587,580
NHP limited partnership interests...............       1,364          1,364          --
                                                  ----------     ----------    --------
                                                  $9,621,412     $8,275,920    $896,405
                                                  ==========     ==========    ========

     During 1996 and 1995, CSLC made various purchases of limited partnership interests in HCP. During 1996 and 1995, CSLC paid $3,200,686 and $308,825, respectively, for partnership interests in HCP and, as of December 31, 1996, CSLC owned a 31% ownership in HCP. During 1997, CSLC made additional investments in HCP limited partnership interests totaling $5,322,578 to bring CSLC'S ownership of HCP limited partnership interests to 55% at June 30, 1997.

     As a result, the Company changed its method of accounting for its investment in HCP from the equity method to the consolidation of HCP in its financial statements in 1997. Had HCP been consolidated in 1996, using its weighted average ownership interest of 23%, the results of operations on a pro forma basis for the year ended December 31, 1996 would have been:

Revenue........................................  $26,504,461
Income before extraordinary item and minority
  interest.....................................    1,166,289
Net income.....................................    2,118,981

     Pro forma net income, assuming a tax rate of 39.5%, is $1,281,984.

                       CAPITAL SENIOR LIVING CORPORATION

     In the second quarter of 1996, CSLC purchased a 9.36% in limited partnership interest in HCP from Housing. CSLC paid $1,269,077 to Housing, who recognized a $878,592 gain on the transaction. As a result of this purchase, the Company exceeded a 20% ownership in HCP and changed its method of accounting from the cost method to the equity method. The change resulted in recognizing $3,519,315 of deferred income for the difference between cost and the underlying equity in HCP, which is being amortized over 20 years. At June 30, 1997, the unamortized deferred income was eliminated as a result of applying the purchase method of accounting for CSLC's acquisition of HCP limited partnership units. At June 30, 1997, the allocation of purchase price to the assets and liabilities of HCP is based on independent valuation information from third party valuation firms and management's estimates and will be revised upon completion of the valuations. The fair value of CSLC's investment in HCP limited partnership interests is $5,171,626 at December 31, 1996, based on the most recent purchase price.

     Summary financial information regarding the financial position and results of operations of HCP is summarized below.

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1996           1995
                                                            -----------    -----------
Cash......................................................  $ 8,995,455    $ 7,606,857
Property and equipment, net...............................   22,112,619     25,251,255
Other assets..............................................    1,379,473        954,174
                                                            -----------    -----------
          Total assets....................................  $32,487,547    $33,812,286
                                                            ===========    ===========
Liabilities...............................................  $ 1,215,508    $ 1,609,403
Mortgage loans............................................    7,207,414      9,775,601
Partnership capital.......................................   24,064,625     22,427,282
                                                            -----------    -----------
          Total liabilities and partnership capital.......  $32,487,547    $33,812,286
                                                            ===========    ===========

                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                               1996           1995
                                                            -----------    -----------
Net revenue...............................................  $ 7,560,104    $ 8,419,024
                                                            ===========    ===========
Net income................................................  $ 1,637,343    $ 1,250,333
                                                            ===========    ===========

     During 1996 and 1995, CSLC made various purchases of outstanding pension notes of NHP (the NHP Notes). During 1996 and 1995, CSLC paid $199,158 and $587,580, respectively, for purchases of NHP Notes. As of December 31, 1996, CSLC has cumulatively paid $786,738 for an ownership of 4.2% of the outstanding NHP Notes. NHP owns a portfolio of five independent senior living communities. The pension notes bear simple interest at 13% per annum. Interest of 7% is paid quarterly, with the remaining 6% interest deferred. Deferred interest and principal matures on December 31, 2001. CSLC accrued the interest income on the pension notes at 7% through December 31, 1996 and at 10.5% from April 1, 1997 through June 30, 1997, due to uncertainties regarding the ultimate realization of the accrued interest. The ultimate realization of the NHP Notes is expected to be based primarily upon the value of the underlying properties, which have an appraised value in excess of the NHP Notes as of June 30, 1997. During 1996, CSLC paid $1,364 for a 3.1% ownership of limited partnership interests in NHP. Subsequent to year end and through June 30, 1997, CSLC disbursed $8,833,310 for an additional investment in NHP Notes. These purchases bring CSLC's ownership of NHP notes to 27.9% at June 30, 1997.

     CSLC accounts for investments in NHP at cost and classifies them as held to maturity. The fair value of the investments in NHP is $1,177,150 at December 31, 1996, based on the most recent purchase price.

                       CAPITAL SENIOR LIVING CORPORATION

     Summary financial information regarding financial position and results of operations of NHP as of June 30, 1997 and for the six months then ended and as of December 31 and for the years then ended is summarized below.

                                                                    DECEMBER 31,
                                               JUNE 30,      --------------------------
                                                 1997           1996           1995
                                              -----------    -----------    -----------
                                              (UNAUDITED)
Cash........................................  $ 3,964,224    $ 4,017,181    $ 3,478,604
Property and equipment, net.................   49,547,718     50,171,241     51,260,763
Other assets................................    2,387,060      1,883,462      3,010,129
                                              -----------    -----------    -----------
          Total assets......................  $55,899,002    $56,071,884    $57,749,496
                                              ===========    ===========    ===========
Pension notes...............................  $42,672,000    $42,672,000    $42,672,000
Interest payable............................   22,210,056     20,681,172     17,901,461
Other liabilities...........................    1,273,719      1,154,823      1,976,344
Partnership deficit.........................  (10,256,773)    (8,436,111)    (4,800,309)
                                              -----------    -----------    -----------
          Total liabilities and partnership
            deficit.........................  $55,899,002    $56,071,884    $57,749,496
                                              ===========    ===========    ===========

                                              SIX MONTHS
                                                 ENDED        YEAR ENDED DECEMBER 31,
                                               JUNE 30,      --------------------------
                                                 1997           1996           1995
                                              -----------    -----------    -----------
                                              (UNAUDITED)
Net revenue.................................  $ 7,617,713    $14,488,099    $14,020,626
                                              ===========    ===========    ===========
Net loss....................................  $(1,790,269)   $(3,574,668)   $(3,690,549)
                                              ===========    ===========    ===========

13. ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The components of the allowance for doubtful accounts for the years ended December 31, 1996, 1995, and 1994 are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1996        1995        1994
                                                     --------    --------    --------
Balance at beginning of year.......................  $141,452    $ 86,049    $158,464
  Provision for bad debts..........................    22,312      71,098          --
  Recoveries and other.............................     1,058     (15,695)    (72,415)
                                                     --------    --------    --------
Balance at end of year.............................  $164,822    $141,452    $ 86,049
                                                     ========    ========    ========

14. LEASES

     HCP leases its property and equipment to tenants under noncancelable operating leases. The lease terms range from 9 to 12 years with options to renew for additional five-year terms and options to purchase the leased property at the current fair market value at the end of the initial lease term. The leases generally provide for contingent rentals based on the performance of the property. Contingent rentals aggregated $172,309 in 1997.

     Minimum rentals for the next three years for leases are $3,971,328 per year, subject to change based on changes in interest rates. Minimum rentals are $3,761,262 and $2,858,619 for the years 2000 and 2001. There are no minimum rentals thereafter. Property and equipment less accumulated depreciation attributable to such rentals, amounted to $20,502,517 at January 1, 1997.

                       CAPITAL SENIOR LIVING CORPORATION

     Four of HCP's properties are subject to a master lease with a single operator, HealthSouth Rehabilitation Corp. (HealthSouth). This master lease, as amended, contains a nine-year renewal option and provides for contingent rentals equal to 4% of the revenue differential, as defined, effective January 30, 1997.

     During 1994, HealthSouth closed HCP's Sandybrook facility. In February 1997, HealthSouth closed the Cedarbrook facility. Despite these closures, HealthSouth has continued making its full lease payments under the terms of the master lease.

15. OFFICER'S SALARIES AND BONUSES

     General and administrative expense includes officers' salaries and bonuses of $2,600,490, $1,658,300, $3,371,887, $2,976,302, and $3,443,034 for the six
months ended June 30, 1997 and 1996 and the years ended December 31, 1996,1995, and 1994.

16. PRO FORMA INCOME TAXES (UNAUDITED)

     The income taxes on earnings of the S corporations and partnerships are the responsibility of the Stockholders and partners. The pro forma adjustments reflected on the statements of income assume these S corporations and partnerships were subject to income taxes. Pro forma income tax expense has been calculated using statutory federal and state tax rates, estimated at 39.5%.

                          INDEPENDENT AUDITORS' REPORT

The Partners
HealthCare Properties, L.P.:

     We have audited the accompanying consolidated balance sheets of HealthCare Properties, L.P. and subsidiaries (a Delaware limited partnership) as of December 31, 1996 and 1995, and the related consolidated statements of operations, partnership equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HealthCare Properties, L.P. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP

Dallas, Texas
February 7, 1997, except as to the fifth paragraph of note 4, which is as of March 21, 1997

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                              DECEMBER 31,
                                                           JUNE 30,     -------------------------
                                                             1997          1996          1995
                                                          -----------   -----------   -----------
                                                          (UNAUDITED)
Cash and cash equivalents...............................  $ 9,548,043   $ 8,995,455   $ 7,606,857
Accounts receivable, less allowance for doubtful
  accounts of $4,255,655 at June 30, 1997 (Unaudited),
  $4,225,811 at December 31, 1996 and $3,489,937 at
  December 31, 1995 (notes 6 and 9).....................      947,337       794,234       210,409
Prepaid expenses........................................       72,723        85,295       129,714
Property and improvements, net (notes 3, 4 and 5).......   21,469,109    22,112,619    25,251,255
Deferred charges, less accumulated amortization of
  $819,111 at June 30, 1997 (Unaudited), $765,409 at
  December 31, 1996 and $734,146 at December 31, 1995...      446,242       499,944       614,051
                                                          -----------   -----------   -----------
                                                          $32,483,454   $32,487,547   $33,812,286
                                                          ===========   ===========   ===========

                               LIABILITIES AND PARTNERSHIP EQUITY
Accounts payable and accrued expenses (note 4)..........  $   820,991   $ 1,004,204   $ 1,526,209
Operating facility accounts payable.....................       43,359       211,304        83,194
Mortgage loans payable -- in default (note 4)...........           --            --     2,068,539
Mortgage loans payable (note 4).........................    6,946,423     7,207,414     7,707,062
                                                          -----------   -----------   -----------
                                                            7,810,773     8,422,922    11,385,004
                                                          -----------   -----------   -----------
Partnership equity (deficit):
  Limited partners (4,172,457 units)....................   24,654,579    24,058,684    22,449,617
  General partner.......................................       18,102         5,941       (22,335)
                                                          -----------   -----------   -----------
                                                           24,672,681    24,064,625    22,427,282
Commitments and contingencies (note 4)
                                                          -----------   -----------   -----------
                                                          $32,483,454   $32,487,547   $33,812,286
                                                          ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 SIX MONTHS ENDED JUNE 30,          YEAR ENDED DECEMBER 31,
                                 -------------------------   --------------------------------------
                                    1997          1996          1996         1995          1994
                                 -----------   -----------   ----------   -----------   -----------
                                        (UNAUDITED)
Revenues (notes 5, 6 and 9):
  Net patient service..........   $2,495,295    $  786,239   $2,969,991   $ 3,268,800   $ 6,698,751
  Rental.......................    2,157,973     2,448,668    4,590,113     5,100,085     5,296,655
  Other income.................           --            --           --        50,139       579,075
                                  ----------    ----------   ----------   -----------   -----------
                                   4,653,268     3,234,907    7,560,104     8,419,024    12,574,481
                                  ----------    ----------   ----------   -----------   -----------
Expenses:
  Facility operating
     expenses..................    2,256,544       736,957    2,727,909     3,238,004     6,597,068
  Depreciation.................      681,920       733,908    1,418,293     1,721,605     1,911,876
  Fees to affiliates (note
     7)........................      523,343       643,369    1,275,833     1,279,428     1,581,765
  Bad debts....................       28,061       415,509      875,143     1,585,555       919,737
  Lease default expenses.......       14,687        58,215      114,523       286,108       453,140
  Administrative and other.....      306,768        75,903      192,385       114,625       222,055
                                  ----------    ----------   ----------   -----------   -----------
                                   3,811,323     2,663,861    6,604,086     8,225,325    11,685,641
                                  ----------    ----------   ----------   -----------   -----------
     Income from operations....      841,945       571,046      956,018       193,699       888,840
                                  ----------    ----------   ----------   -----------   -----------
Other income (expense):
  Interest income..............      163,635       114,541      239,215       185,650       102,511
  Interest expense.............     (343,823)     (430,313)    (784,092)   (1,324,845)   (1,645,647)
  Amortization.................      (53,701)      (57,054)    (114,107)     (171,265)     (195,782)
  Gain (loss) on disposition of
     operating properties, net
     (note 3)..................           --       387,528      387,617    (1,237,420)           --
  Loss due to reduction of
     carrying value of
     operating properties (note
     3)........................           --            --           --            --    (2,185,381)
                                  ----------    ----------   ----------   -----------   -----------
                                    (233,889)       14,702     (271,367)   (2,547,880)   (3,924,299)
                                  ----------    ----------   ----------   -----------   -----------
Income (loss) before
  extraordinary item...........      608,056       585,748      684,651    (2,354,181)   (3,035,459)
                                  ----------    ----------   ----------   -----------   -----------
Extraordinary gain on
  disposition of operating
  properties (note 3)..........           --       952,692      952,692     3,604,514            --
                                  ----------    ----------   ----------   -----------   -----------
     Net income (loss).........   $  608,056    $1,538,440   $1,637,343   $ 1,250,333   $(3,035,459)
                                  ==========    ==========   ==========   ===========   ===========
Allocation of net income
  (loss):
  Limited partners.............   $  595,895    $1,512,141   $1,609,067   $   960,336   $(2,974,750)
  General partners.............       12,161        26,299       28,276       289,997       (60,709)
                                  ----------    ----------   ----------   -----------   -----------
                                  $  608,056    $1,538,440   $1,637,343   $ 1,250,333   $(3,035,459)
                                  ==========    ==========   ==========   ===========   ===========
Per unit:
  Income (loss) before
     extraordinary item........          .14           .13          .16          (.56)         (.71)
  Extraordinary gain...........           --           .23          .23           .79            --
                                  ----------    ----------   ----------   -----------   -----------
  Net income (loss)............          .14           .36          .39           .23          (.71)
                                  ==========    ==========   ==========   ===========   ===========
  Distributions................           --            --           --
                                  ==========    ==========   ==========   ===========   ===========
Weighted average number of
  units........................    4,172,457     4,172,457    4,172,457     4,172,457     4,172,457
                                  ==========    ==========   ==========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

                 CONSOLIDATED STATEMENTS OF PARTNERSHIP EQUITY

                                                              LIMITED      GENERAL
                                                              PARTNERS     PARTNER      TOTAL
                                                            ------------   --------   ----------
Equity at December 31, 1993...............................  $ 24,464,031   (251,623)  24,212,408
  Net loss................................................    (2,974,750)   (60,709)  (3,035,459)
                                                            ------------   --------   ----------
Equity at December 31, 1994...............................    21,489,281   (312,332)  21,176,949
  Net income..............................................       960,336    289,997    1,250,333
                                                            ------------   --------   ----------
Equity at December 31, 1995...............................    22,449,617    (22,335)  22,427,282
  Net income..............................................     1,609,067     28,276    1,637,343
                                                            ------------   --------   ----------
Equity at December 31, 1996...............................    24,058,684      5,941   24,064,625
  Net income (Unaudited)..................................       595,895     12,161      608,056
                                                            ------------   --------   ----------
Equity at June 30, 1997 (Unaudited).......................  $ 24,654,579     18,102   24,672,681
                                                            ============   ========   ==========

          See accompanying notes to consolidated financial statements.

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         SIX MONTHS ENDED JUNE 30,            YEAR ENDED DECEMBER 31,
                                         --------------------------   ---------------------------------------
                                            1997           1996          1996          1995          1994
                                         -----------   ------------   -----------   -----------   -----------
                                                (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)....................   $  608,056      1,538,440     1,637,343     1,250,333    (3,035,459)
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
    Depreciation and amortization......      735,621        790,962     1,532,400     1,892,870     2,107,658
    Bad debts..........................       28,061        415,509       875,143     1,585,555       919,737
    (Gain) loss on disposition of
      operating properties, net........           --       (387,528)     (387,617)    1,237,420            --
    Extraordinary gain on disposition
      of operating properties..........           --       (952,692)     (952,692)   (3,604,514)           --
    Loss due to reduction of carrying
      value of operating properties....           --             --            --            --     2,185,381
    Changes in assets and liabilities,
      net of effects of property
      dispositions:
      Accounts receivable..............     (181,164)      (279,067)   (1,458,968)   (1,228,720)     (850,301)
      Prepaid expenses.................       12,572         34,118        43,647        39,406       (11,473)
      Accounts payable and accrued
         expenses......................     (351,158)       176,802       443,384       (89,940)    1,018,878
                                          ----------    -----------   -----------   -----------   -----------
         Net cash provided by operating
           activities..................      851,988      1,336,544     1,732,640     1,082,410     2,334,421
                                          ----------    -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Purchases of property and
    improvements.......................      (38,409)       (10,655)      (21,969)         (760)     (514,406)
  Proceeds from sale of property.......           --      2,246,114     2,246,114     2,958,287            --
  Cash forfeiture on disposition of
    property held in receivership......           --             --            --       (67,969)           --
         Net cash provided by (used in)
           investing activities........      (38,409)     2,235,459     2,224,145     2,889,558      (514,406)
                                          ----------    -----------   -----------   -----------   -----------
Cash flows from financing activities --
  payments on mortgage loans payable...     (260,991)    (2,314,784)   (2,568,187)   (1,971,385)     (444,352)
                                          ----------    -----------   -----------   -----------   -----------
Net increase in cash and cash
  equivalents..........................      552,588      1,257,219     1,388,598     2,000,583     1,375,663
Cash and cash equivalents at beginning
  of year..............................    8,995,455      7,606,857     7,606,857     5,606,274     4,230,611
                                          ----------    -----------   -----------   -----------   -----------
Cash and cash equivalents at end of
  year.................................   $9,548,043      8,864,076     8,995,455     7,606,857     5,606,274
                                          ==========    ===========   ===========   ===========   ===========
Cash paid for interest.................   $  343,823        363,132       716,910       850,747       981,346
                                          ==========    ===========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         JUNE 30, 1997 (UNAUDITED) AND DECEMBER 31, 1996, 1995 AND 1994

(1) GENERAL

     HealthCare Properties, L.P., is a Delaware limited partnership established for the purpose of acquiring, leasing and operating existing or newly constructed long-term health care properties. These properties are operated by the Partnership or are leased to qualified operators who provide specialized health care services. Effective July 1, 1993, Capital Realty Group Senior Housing, Inc. (CRG) became the sole general partner of the Partnership. Effective February 1, 1995, Capital Senior Living, Inc., (CSL), an affiliate of CRG became the managing agent for the Partnership replacing CRG, which had been managing agent since July 1, 1992.

     At December 31, 1995, CRG owned approximately 9% of the Partnership's limited partner units. During 1996, Capital Senior Living Communities, L.P.
(CSLC), an affiliate of CRG, acquired CRG's 9% interest in the Partnership. In addition, CSLC purchased approximately 24% and 16% of the limited partner units from unaffiliated limited partners for the six months ended June 30, 1997 (Unaudited) and the year ended December 31, 1996, respectively. At June 30, 1997 (Unaudited) and December 31, 1996 and 1995, CSLC owned approximately 55%, 31% and 6% of the Partnership's limited partner units, respectively.

     The consolidated financial statements as of and for the years ended December 31, 1995 and 1994 include the accounts of the Partnership and its wholly owned subsidiaries, Danville Care, Inc., Foothills Care, Inc., Countryside Care, Inc. and Countryside Care, LP. In addition, the consolidated financial statements as of and for the six months ended June 30, 1997 (Unaudited) and the year ended December 31, 1996 include the accounts of the Partnership's wholly owned subsidiary, Cambridge Nursing Home Limited Liability Company (Cambridge LLC), which began operating Cambridge Nursing Home effective August 1, 1996 (see note 6). All significant intercompany accounts and transactions have been eliminated in consolidation.

     At June 30, 1997 (Unaudited) and December 31, 1996, 1995 and 1994, the status of the Partnership's properties was as follows:

                                                      JUNE 30,
                                                        1997        1996    1995    1994
                                                     -----------    ----    ----    ----
                                                     (UNAUDITED)
Leased to unaffiliated operators on a triple net
  basis............................................       7           7       7       8
Operated by subsidiaries of the Partnership and
  managed by CSL...................................       1           1       1       2
Operated under bankruptcy and managed by CSL.......      --          --       1       1
Operated and managed under receivership by an
  unaffiliated operator............................      --          --      --       1
                                                         --          --      --      --
                                                          8           8       9      12
                                                         ==          ==      ==      ==

     During 1996, one of the properties (Countryside) operated by a subsidiary of the Partnership was sold to an unrelated third party. Additionally, during 1996, the operations of the property (Cambridge) previously operated under bankruptcy and managed by CSL were transferred to Cambridge LLC. CSL continues to manage this property (see note 6). During 1995, one of the Partnership's leased properties was sold to an unrelated third party and the deeds for two of the Partnership's operated properties were transferred to the noteholders in lieu of foreclosure (see note 3).

     In the opinion of management, the accompanying unaudited consolidated financial statements as of June 30, 1997 and for the six months ended June 30, 1997 and 1996, reflect all adjustments (all of which were normal and recurring) which, in the opinion of management, are necessary for a fair presentation of the consolidated financial position and results of operations for the interim periods presented. The consolidated

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

results of operations for the six month period ended June 30, 1997 are not indicative of the results to be expected for the full year.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Property and improvements are stated at cost. The Partnership adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. The fair value is based on either the expected future cash flows discounted at a rate which varies based on associated risk or an independent third-party appraisal. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Partnership's 1996 financial position or results of operations.

     Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using declining-balance and straight-line methods, as follows: buildings and improvements, 25 to 31 years; furniture, fixtures and equipment, 5 to 10 years.

     The financial statements and federal income tax returns are prepared on the accrual method of accounting and include only those assets and liabilities and results of operations which relate to the business of the Partnership and its wholly owned subsidiaries. No provision has been made for federal and state income taxes since such taxes are the responsibility of the individual partners. Although the Partnership's subsidiaries file federal corporate income tax returns, none of the subsidiaries had significant net income for financial reporting or income tax purposes for the six months ended June 30, 1997 (Unaudited) or the years ended December 31, 1996, 1995 or 1994. Accordingly, no provision has been made for federal and state income taxes for these subsidiaries for the six months ended June 30, 1997 (Unaudited) or the years ended December 31, 1996, 1995 or 1994.

     Net income (loss) of the Partnership and taxable income (loss) are generally allocated 98% to the limited partners and 2% to the general partner. The net income of the Partnership from the disposition of a property is allocated (i) to partners with deficit capital accounts on a pro rata basis (ii) to limited partners until they have been paid an amount equal to the amount of their Adjusted Investment (iii) to the limited partners until they have been allocated income equal to their 12% Liquidation Preference, and (iv) thereafter, 80% to the limited partners and 20% to the general partner. The net loss of the Partnership from the disposition of a property is allocated (i) to partners with positive capital accounts on a pro rata basis and (ii) thereafter, 98% to the limited partners and 2% to the general partner. Distributions of available cash flow are generally distributed 98% to the limited partners and 2% to the general partner, until the limited partners have received an annual preferential distribution, as defined. Thereafter, available cash flow is distributed 90% to the limited partners and 10% to the general partner. No distributions were made during the six months ended June 30, 1997 (Unaudited) or the years ended December 31, 1996, 1995 or 1994.

     Deferred charges primarily represent initial fees and other costs incurred in negotiating leases and mortgage loans payable. These costs are being amortized using the straight-line method over the lives of the related leases or mortgage loans.

     Net patient service revenue is reported at the estimated net realizable amounts due from residents, third-party payors, and others for service rendered. Revenue under third-party payor agreements is subject to audit and retroactive adjustment. Provisions for estimated third-party payor settlements are provided in the period

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the related services are rendered. Differences between the estimated amounts accrued and interim and final settlements are reported in operations in the year of settlement.

     The Partnership records accounts receivable for contingent rentals and past due rents only when circumstances indicate a substantial probability of collection. Existing receivables are reserved to the extent collection is deemed doubtful by the Partnership's management. Deductions to the allowance for doubtful accounts were $156, $45,682, $29,953 and $32,426 for the six months ended June 30, 1997 (Unaudited) and the years ended December 31, 1996, 1995 and 1994, respectively.

     The Partnership classifies all highly liquid investments with original maturities of three months or less as cash equivalents.

     Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these consolidated financial statements. Actual results could differ from those estimates.

(3) PROPERTY AND IMPROVEMENTS

     Property and improvements consist of:

                                                                      DECEMBER 31,
                                                                -------------------------
                                                JUNE 30, 1997      1996          1995
                                                -------------   -----------   -----------
                                                 (UNAUDITED)
Land..........................................    $ 3,145,803   $ 3,145,803   $ 3,570,802
Buildings and improvements....................     31,397,383    31,397,383    34,467,946
Furniture, fixtures and equipment.............      1,642,375     1,603,965     1,851,124
                                                  -----------   -----------   -----------
                                                   36,185,561    36,147,151    39,889,872
Allowance for reduction in carrying value of
  operating properties........................     (2,185,381)   (2,185,381)   (3,026,898)
                                                  -----------   -----------   -----------
                                                   34,000,180    33,961,770    36,862,974
Less accumulated depreciation.................     12,531,071    11,849,151    11,611,719
                                                  -----------   -----------   -----------
                                                  $21,469,109   $22,112,619   $25,251,255
                                                  ===========   ===========   ===========

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a summary of information for the individual Partnership properties from inception of the Partnership through December 31, 1996. The information presented includes furniture, fixtures and equipment which are immaterial to the Partnership.

                                                          COSTS
                                                       CAPITALIZED
                               INITIAL COST TO        SUBSEQUENT TO
                                 PARTNERSHIP           ACQUISITION      GROSS AMOUNT AT WHICH CARRIED AT CLOSE OF PERIOD
                          -------------------------   -------------   -----------------------------------------------------
                                        BUILDINGS                                   BUILDINGS
                                           AND                                         AND         VALUATION
     DESCRIPTION             LAND      IMPROVEMENTS   IMPROVEMENTS       LAND      IMPROVEMENTS    ALLOWANCE       TOTAL
     -----------          ----------   ------------   -------------   ----------   ------------   -----------   -----------
Cedarbrook..............  $  807,861   $ 3,147,139     $  783,608     $  807,861   $ 3,930,747    $        --   $ 4,738,608
  rehab facility
  Nashville, TN
Cane Creek..............      97,560     3,902,440        225,118         97,560     4,127,558             --     4,225,118
  rehab facility
  Martin, TN
Crenshaw Creek..........     123,801     3,776,199        102,732        123,801     3,878,931             --     4,002,732
  rehab facility
  Lancaster, SC
Sandy Brook.............     563,072     3,636,928        128,434        563,072     3,765,362             --     4,328,434
  rehab facility
  Mt. Dora, FL
Cambridge...............     497,470     4,602,530        101,771        497,470     4,704,301     (2,185,381)    3,016,390
  nursing home
  Cambridge, MA
Trinity Hills...........     300,000     2,400,000         26,152        300,000     2,426,152             --     2,726,152
  nursing home
  Ft. Worth, TX
Hearthstone.............     756,039     2,868,961        116,365        756,039     2,985,326             --     3,741,365
  nursing home
  Round Rock, TX
McCurdy.................          --     7,100,000         74,064             --     7,174,064             --     7,174,064
  nursing home
  Evansville, IN
Partnership assets......          --            --          8,907             --         8,907             --         8,907
  Dallas, TX
                          ----------   -----------     ----------     ----------   -----------    -----------   -----------
Total...................  $3,145,803   $31,434,197     $1,567,151     $3,145,803   $33,001,348    $(2,185,381)  $33,961,770
                          ==========   ===========     ==========     ==========   ===========    ===========   ===========


                                         ACCUMULATED      DATE OF        DATE        USEFUL
     DESCRIPTION          ENCUMBRANCES   DEPRECIATION   CONSTRUCTION   ACQUIRED       LIFE
     -----------          ------------   ------------   ------------   ---------   -----------
Cedarbrook..............   $  899,029    $ 1,555,502        1985         1987      25-31 years
  rehab facility
  Nashville, TN
Cane Creek..............      789,198      1,760,842        1985         1987      25-31 years
  rehab facility
  Martin, TN
Crenshaw Creek..........           --      1,401,146        1988         1988      25-31 years
  rehab facility
  Lancaster, SC
Sandy Brook.............           --      1,323,065        1985         1988      25-31 years
  rehab facility
  Mt. Dora, FL
Cambridge...............           --      1,410,785        1967         1990      25-31 years
  nursing home
  Cambridge, MA
Trinity Hills...........           --      1,077,225        1971         1988      25-31 years
  nursing home
  Ft. Worth, TX
Hearthstone.............    1,341,859      1,094,160        1988         1988      25-31 years
  nursing home
  Round Rock, TX
McCurdy.................    4,177,328      2,222,015        1916         1989      25-31 years
  nursing home
  Evansville, IN
Partnership assets......           --          4,411         n/a       1991-1993      10 years
  Dallas, TX
                           ----------    -----------
Total...................   $7,207,414    $11,849,151
                           ==========    ===========

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following information is a summary of Partnership additions to and deductions from property and improvements and accumulated depreciation for the years ended December 31, 1996, 1995 and 1994. The information presented includes furniture, fixtures and equipment which are immaterial to the Partnership.

         PROPERTY AND IMPROVEMENTS               1996           1995           1994
         -------------------------            -----------    -----------    -----------
Balance at beginning of period..............  $36,862,974    $46,272,927    $47,943,902
  Additions during period:
     Acquisitions...........................           --             --        486,807
     Improvements...........................       21,969            760         27,599
                                              -----------    -----------    -----------
                                                   21,969            760        514,406
  Deductions during period:
     Cost of property sold..................    2,923,173      3,520,068             --
     Cost of property transferred in lieu of
       foreclosure..........................           --      5,890,645             --
     Write-down in value of property........           --             --      2,185,381
                                              -----------    -----------    -----------
          Total deductions..................    2,923,173      9,410,713      2,185,381
                                              -----------    -----------    -----------
Balance at close of period..................  $33,961,770    $36,862,974    $46,272,927
                                              ===========    ===========    ===========

                                                 1996           1995           1994
                                              -----------    -----------    -----------
Accumulated Depreciation
  Balance at beginning of period............  $11,611,719    $12,576,670    $10,664,794
     Additions..............................    1,418,293      1,721,605      1,911,876
     Deductions during period:
       Property sold........................    1,180,861        989,422             --
       Property transferred in lieu of
          foreclosure.......................           --      1,697,134             --
                                              -----------    -----------    -----------
          Total deductions..................    1,180,861      2,686,556             --
                                              -----------    -----------    -----------
  Balance at close of period................  $11,849,151    $11,611,719    $12,576,670
                                              ===========    ===========    ===========

     The Federal income tax basis of the Partnership's property and improvements at December 31, 1996 is $26,772,518.

     The following property dispositions occurred during 1996 and 1995:

                                 NET PROPERTY    MORTGAGE
                                     AND           LOANS                        NET       NET GAIN ON
                                 IMPROVEMENTS     PAYABLE        OTHER       PROCEEDS     DISPOSITION
                                 ------------   -----------   -----------   -----------   -----------
1996:
  Sale of Countryside on May 1,
    1996.......................   $1,742,401    $(2,068,539)  $  (987,804)  $   (26,367)  $1,340,309
                                  ==========    ===========   ===========   ===========   ==========
1995:
  Sale of Heritage Manor on
    July 5, 1995...............   $2,530,645    $(1,500,000)  $    63,857   $(1,458,287)  $  363,785
  Deed transferred to
    noteholder in lieu of
    foreclosure:
    Foothills..................    2,122,178     (2,360,895)     (872,587)           --    1,111,304
    Diablo/Tamarack............    2,071,334     (2,160,787)     (802,552)           --      892,005
                                  ----------    -----------   -----------   -----------   ----------
                                  $6,724,157    $(6,021,682)  $(1,611,282)  $(1,458,287)  $2,367,094
                                  ==========    ===========   ===========   ===========   ==========

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     "Other" consists primarily of disposition costs, accrued interest payable and deferred charges (prepaid loan fees).

     The Countryside property was sold to an unrelated third-party investor on May 1, 1996 for $2,246,114. The resulting net gain is comprised of (1) an ordinary gain of $387,617 representing the difference between the carrying value of the property and the sales proceeds and (2) an extraordinary gain of $952,692 representing the difference between the agreed-upon cash settlement with the lender and the mortgage loan payable including accrued interest payable.

     The Heritage Manor property was sold on July 5, 1995 to an unrelated third-party investor for $3,075,000. With the proceeds, the Partnership paid the $1,500,000 mortgage loan balance. The resulting net gain of $363,785 represents the difference between the carrying value of the property and the sales proceeds.

     The deed to the Diablo/Tamarack property was transferred to the noteholder in lieu of foreclosure on July 31, 1995. The resulting net gain is comprised of
(1) an ordinary loss of $686,770 representing the difference between the carrying value and the fair value of the property and, (2) an extraordinary gain of $1,578,775 representing the difference between the fair value of the property, and the mortgage loan payable including accrued interest payable.

     Effective December 1, 1994, the Foothills property was placed in receivership. The deed to the property was subsequently transferred to the noteholder in lieu of foreclosure on July 19, 1995. The resulting net gain is comprised of (1) an ordinary loss of $914,435, representing the difference between the carrying value and the fair value of the property and, (2) an extraordinary gain of $2,025,739 representing the difference between the fair value of the property, and the mortgage loan payable including accrued interest payable.

     In 1994, management concluded that the carrying value of its Cambridge property exceeded its estimated fair value. As a result, in the fourth quarter of 1994, this property, which had been carried at $4,185,381, was written down to $2,000,000.

     Combined operating results for Cambridge, Foothills, Countryside and Diablo/Tamarack follows:

                                   JUNE 30,
                                     1997           1996          1995           1994
                                  -----------    ----------    -----------    -----------
                                  (UNAUDITED)
Net patient service revenue.....  $2,422,262     $2,969,991    $ 3,268,800    $ 6,698,751
                                  ----------     ----------    -----------    -----------
Facility operating expenses.....   2,219,577      2,727,909      3,238,004      6,597,068
Depreciation....................     100,231        248,134        275,815        369,401
Fees to affiliates..............     195,889        261,517        319,454        650,740
Bad debts.......................      29,844         79,682        325,921         52,263
Lease default expenses..........       7,022         35,923        120,258         81,014
                                  ----------     ----------    -----------    -----------
                                   2,552,563      3,353,165      4,279,452      7,750,486
                                  ----------     ----------    -----------    -----------
Loss from operations............  $ (130,301)    $ (383,174)   $(1,010,652)   $(1,051,735)
                                  ==========     ==========    ===========    ===========
Interest expense................  $       --         67,181        457,691        664,306
                                  ==========     ==========    ===========    ===========

     Operating results for the six months ended June 30, 1997 (Unaudited) consist primarily of amounts at the Cambridge facility. 1996 operating results consist of amounts at the Cambridge facility from August 1, 1996 through December 31, 1996 and at the Countryside facility from January 1, 1996 through April 30, 1996. Operating results consist of amounts at the Countryside facility for the year ended December 31, 1995 and at the Diablo/Tamarack facility from January 1, 1995 through July 31, 1995. 1994 operating results consist of

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

amounts at the Countryside and Diablo/Tamarack facilities for the year ended December 31, 1994 and at the Foothills facility from January 1, 1994 through November 30, 1994.

(4) MORTGAGE LOANS PAYABLE

     Mortgage loans payable consist of the following:

                                                  JUNE 30,
                                                    1997           1996          1995
                                                 -----------    ----------    ----------
                                                 (UNAUDITED)
Mortgage loans payable -- in default (note
  3)...........................................  $       --     $       --    $2,068,539
Mortgage loans payable.........................   6,946,423      7,207,414     7,707,062
                                                 ----------     ----------    ----------
          Total mortgage loans payable.........  $6,946,423     $7,207,414    $9,775,601
                                                 ==========     ==========    ==========

     Mortgage loans payable (including $5,621,906, $5,865,555 and $6,333,183 due to banks at June 30, 1997 (Unaudited), December 31, 1996 and 1995), bear interest ranging from 6.8% to 10.75% at June 30, 1997 (Unaudited), 6.6% to 10.75% at December 31, 1996 and 6.8% to 10.75% at December 31, 1995. These notes are payable in monthly installments of $100,732 at June 30, 1997 (Unaudited), $101,092 at December 31, 1996 and $94,618 at December 31, 1995, including interest. The notes are secured by properties with net book values aggregating $12,870,731, $13,246,635 and $14,004,632 at June 30, 1997 (Unaudited), December
31, 1996 and 1995, respectively. The notes range in maturity from 1997 to 2012.

     Mortgage loans payable -- in default, consisted of one loan at December 31, 1995, secured by the Countryside property. In 1996, the note secured by the Countryside property was extinguished in connection with the disposition of the property securing the note (see note 3). The note was secured by property with net book value aggregating $1,779,852 at December 31, 1995. The note was in default at December 31, 1995 because of the Partnership's failure to make required debt service payments when due and because of the failure of the former lessee to pay required property taxes to the taxing authorities.

     The Partnership had one mortgage loan aggregating $1,062,237 at December 31, 1995 that was in default as a result of not meeting a debt coverage ratio, as defined. Despite this default, the lender waived this ratio requirement through January 1, 1997. At December 31, 1996, the Partnership met the debt coverage ratio. Accordingly, this loan balance is classified as "mortgage loans payable" in the accompanying consolidated balance sheets.

     Accrued interest payable related to mortgage loans payable -- in default aggregated $766,972 at December 31, 1995.

     The Partnership leases four of its properties under a master lease (see note 6). The rentals under the master lease provide additional security for two notes payable used to finance two of the master lease properties. Both of these notes were callable by the lenders at any time between January 1, 1993 and November 30, 1995; however, the lenders agreed not to exercise their call rights prior to maturity on January 31, 1996 as long as the Partnership remained in compliance with the loan agreements. One of the lenders agreed to extend the maturity date of its note to December 1, 2001, pending completion of final loan documents. On March 21, 1997, the other lender agreed not to exercise its call rights until June 30, 1997. The Partnership is currently negotiating the extension of the note until December 1, 2001.

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Presented below is a summary of required principal payments on mortgage loans payable as of December 31, 1996. The note callable on June 30, 1997 is included in amounts due currently.

1997.....................................................  $2,568,389
1998.....................................................     355,176
1999.....................................................     385,309
2000.....................................................     273,807
2001.....................................................     178,193
2002 and thereafter......................................   3,446,540
                                                           ----------
                                                           $7,207,414
                                                           ==========

(5) LEASES

     The Partnership leases its property and equipment to tenants under noncancelable operating leases. The lease terms range from 9 to 12 years with options to renew for additional five-year terms and options to purchase the leased property at the current fair market value at the end of the initial lease term. The leases generally provide for contingent rentals based on the performance of the property. Contingent rentals aggregated $172,309 for the six months ended June 30, 1997 (Unaudited), $192,325, $165,042 and $173,541 for the
years ended December 31, 1996, 1995 and 1994, respectively.

     Minimum rentals for 1997, 1998 and 1999 for leases not in default are $3,971,328 per year, subject to change based on changes in interest rates. Minimum rentals are $3,761,262 and $2,858,619 for the years 2000 and 2001. There are no minimum rentals thereafter. Property and improvements less accumulated depreciation attributable to such rentals, amounted to $19,925,325, $20,502,517 and $21,671,891 at June 30, 1997 (Unaudited), December 31, 1996 and 1995,
respectively.

(6) LEASE DEFAULTS

     NCA Cambridge, Inc., the lessee of the Partnership's Cambridge Nursing Home (Cambridge) property, petitioned for Chapter 11 bankruptcy protection in 1992. In May 1993, CRG began operating Cambridge under the control of the bankruptcy court pursuant to a settlement agreement with the lessee; however, the results of operations of this property have not been included in the Partnership's consolidated statements of operations for the two years ended December 31, 1995 and from the period January 1, 1996 through July 31, 1996. On August 1, 1996, in accordance with the approval of the bankruptcy court, the operations of Cambridge were transferred to Cambridge LLC, a subsidiary of the Partnership, effectively removing the operations of the property from the jurisdiction of the bankruptcy court. Accordingly, the results of operations of Cambridge are included in the 1996 consolidated statements of operations for the period August 1, 1996 through December 31, 1996, and for the six months ended June 30, 1997 (Unaudited).

     In connection with this property, the lessee was overpaid for services to Medicaid patients during the period the lessee operated the property. Based on certain interpretations of state regulations, the Partnership could have been liable for approximately $1,400,000 in connection with the recovery of these Medicaid overpayments. During 1995, the Partnership entered into a settlement agreement with the state of Massachusetts, approved by the bankruptcy court, whereby the $1,400,000 became a general, unsecured claim of the bankruptcy estate of NCA Cambridge, Inc., which will be settled through bankruptcy court proceedings. Additionally, as part of the settlement agreement with the state, the Partnership agreed to loan NCA Cambridge, Inc. $590,000 to pay outstanding real property taxes due on the Cambridge property. The Partnership fully reserved for this receivable in 1995.

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Four of the Partnership's properties are subject to a master lease with a single operator, HealthSouth Rehabilitation Corp. (HealthSouth). This master lease, as amended, contains a nine-year renewal option and provides for contingent rentals equal to 4% of the revenue differential, as defined, effective January 30, 1997. As of June 30, 1997 (Unaudited), no contingent rentals have been accrued on the master lease.

     During 1994, HealthSouth closed the Partnership's Sandybrook facility. In February 1997, HealthSouth closed the Cedarbrook facility. Despite these closures, HealthSouth has continued making its full lease payments under the terms of the master lease.

     The following summary consolidated financial data was obtained from the December 31, 1996 Form 10-K and the June 30, 1997 Form 10-Q of HealthSouth:

                                                                      DECEMBER 31,
                                                  JUNE 30,      ------------------------
                                                    1997           1996          1995
                                                 -----------    ----------    ----------
                                                 (UNAUDITED) (IN THOUSANDS)
Cash                                              $  175,831    $  148,028    $  152,244
Accounts receivable, net.......................      622,142       510,567       409,150
Property and equipment, net....................    1,627,443     1,390,873     1,283,560
Intangible assets, net.........................    1,150,734     1,049,658       873,911
Other assets...................................      102,419       272,826       212,630
                                                  ----------    ----------    ----------
          Total assets.........................   $3,894,795    $3,371,952    $2,931,495
                                                  ==========    ==========    ==========
Long-term debt.................................   $1,635,697    $1,450,620    $1,356,489
Other liabilities..............................      410,302       405,408       389,108
Stockholders' equity...........................    1,848,796     1,515,924     1,185,898
                                                  ----------    ----------    ----------
          Total liabilities & stockholders'
            equity.............................   $3,894,795    $3,371,952    $2,931,495
                                                  ==========    ==========    ==========

                                                   YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------
                                    SIX MONTHS
                                       ENDED
                                     JUNE 30,
                                       1997           1996          1995          1994
                                    -----------    ----------    ----------    ----------
                                    (UNAUDITED)        (IN THOUSANDS)
Net revenue.......................   $1,414,648    $2,436,537    $2,003,146    $1,649,199
                                     ==========    ==========    ==========    ==========
Net income........................   $  145,899    $  220,818    $   92,521    $   88,083
                                     ==========    ==========    ==========    ==========

     Delinquent rentals fully reserved by the Partnership as a result of lease defaults approximated $393,000 in 1996 and $674,000 in 1995 and 1994.

     Other income in 1994 primarily consists of $560,000 in recovered administrative expenses owed the Partnership from the former operator of two of the Partnership's properties.

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(7) RELATED PARTY TRANSACTIONS

     Approximate fees paid to the general partner and affiliates of the general partner are as follows:

                                           JUNE 30,
                                             1997          1996         1995         1994
                                          -----------   ----------   ----------   ----------
                                          (UNAUDITED)
Asset management fees...................   $222,000     $  740,000   $  712,000   $  731,000
Property management fees................    170,000        208,000      252,000      472,000
Administrative and other expenses.......     86,000        256,000      235,000      266,000
General partner management fees.........     45,000         72,000       80,000      113,000
                                           --------     ----------   ----------   ----------
                                           $523,000     $1,276,000   $1,279,000   $1,582,000
                                           ========     ==========   ==========   ==========

     A 50% partner in CRG is chairman of the board of a bank where the Partnership holds the majority of its operating cash accounts.

     In connection with the sale of Countryside in 1996, the general partner was paid fees aggregating $66,000. In connection with the sale of Heritage Manor in 1995, the general partner was paid fees aggregating $92,250.

(8) INCOME TAXES

     Reconciliation of financial statement basis partners' equity to federal income tax basis partners' equity is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                     1996          1995          1994
                                                  -----------   -----------   -----------
Total partners' equity -- financial statement
  basis.........................................  $24,064,625   $22,427,282   $21,176,949
Current year tax basis net earnings over (under)
  financial statement basis.....................     (684,329)   (2,942,675)    2,552,427
Cumulative tax basis net earnings over financial
  statement basis...............................    5,136,578     8,079,253     5,526,826
                                                  -----------   -----------   -----------
Total partners' equity -- federal income tax
  basis.........................................  $28,516,874   $27,563,860   $29,256,202
                                                  ===========   ===========   ===========

     Because many types of transactions are susceptible to varying interpretations under federal and state income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.

(9) BUSINESS AND CREDIT CONCENTRATIONS

     The Partnership's eight facilities are located in the southeastern United States, Texas, Indiana and Massachusetts. The four facilities operated by HealthSouth (note 6) are located in the southeastern United States and accounted for approximately $1,183,500 (25%), $2,367,000 (31%), $2,367,000 (28%) and
$2,292,000 (18%) of Partnership revenues for six months ended June 30, 1997 (Unaudited) and the years ended December 31, 1996, 1995 and 1994, respectively. One property leased to an unaffiliated operator accounted for approximately $500,319 (11%), $1,023,716 (14%) and $977,000 (12%) of Partnership revenues for six months ended June 30, 1997 (Unaudited) and the years ended December 31, 1996 and 1995, respectively.

     The Partnership also derives revenue from Medicaid programs funded by the states of Colorado, California, Michigan and Massachusetts. The Partnership derived 14% of its revenues from the Colorado state program during 1994 and 15% and 11% of its revenues from the Michigan state program in 1995 and 1994,

                  HEALTHCARE PROPERTIES, L.P. AND SUBSIDIARIES
                        (A DELAWARE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

respectively. The Partnership derived 29% of its revenues from the state program in Massachusetts for the six months ended June 30, 1997 (Unaudited), and 15% for the year ended December 31, 1996.

     Receivables due from state Medicaid programs aggregated $473,522 at June 30, 1997 (Unaudited) and $438,350 and $116,933 at December 31, 1996 and 1995,
respectively.

     The Partnership does not require collateral or other security to support financial instruments subject to credit risk.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments presented below.

  (a) Cash and Cash Equivalents, Receivables and Payables

     The carrying amount approximates fair value because of the short maturity of these instruments.

  (b) Mortgage Loans Payable

     The fair value of the Partnership's mortgage loans payable is calculated by discounting scheduled cash flows through maturity using discount rates that are currently available to the Partnership on other borrowings with similar risk and maturities. Issuance costs and other expenses that would be incurred in an actual borrowing are not reflected in this amount.

                                                             CARRYING VALUE    FAIR VALUE
                                                             --------------    ----------
Mortgage loans payable at June 30, 1997 (Unaudited)........    $6,946,423      $7,222,306
                                                               ==========      ==========
Mortgage loans payable at December 31, 1996................    $7,207,414      $7,436,177
                                                               ==========      ==========

             ------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                               ------------------
                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary......................   3
The Offering............................   6
Summary Financial Data..................   7
Risk Factors............................   9
The Company.............................  16
Use of Proceeds.........................  21
Dividend Policy.........................  22
Capitalization..........................  23
Dilution................................  24
Selected Financial Data.................  25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................  27
Business................................  35
Management..............................  51
Certain Transactions....................  58
Principal Stockholders..................  62
Description of Capital Stock............  63
Shares Eligible for Future Sale.........  66
Underwriting............................  67
Legal Matters...........................  69
Experts.................................  69
Additional Information..................  70
Index to Financial Statements........... F-1

                               ------------------
    Until                , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
------------------------------------------------------

                                9,000,000 Shares

                          [CAPITAL SENIOR LIVING LOGO]

                                 Capital Senior
                               Living Corporation

                                  Common Stock

                          ---------------------------

                                   PROSPECTUS
                                            , 1997
                          ---------------------------
                                LEHMAN BROTHERS

                              J.C. BRADFORD & CO.

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                               SMITH BARNEY INC.

------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:

Securities and Exchange Commission registration fee.........  $   43,909.10
NASD filing fee.............................................  $   14,990.00
New York Stock Exchange listing fee.........................  $  140,000.00
Printing and engraving costs................................  $  230,000.00
Legal fees and expenses.....................................  $  210,000.00
Accounting fees and expenses................................  $  400,000.00
Blue Sky fees and expenses..................................  $   10,000.00
Registrar and Transfer Agent's fees.........................  $   15,000.00
Miscellaneous...............................................  $  134,425.00
                                                              -------------
          Total.............................................  $1,198,324.10
                                                              =============

     The Company will pay all of the expenses to be incurred in connection with the issuance and distribution of the securities registered hereby.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATION OF LIABILITY FOR MONETARY DAMAGES

     Section 145(a) of the Delaware General Corporation Law of the State of Delaware ("DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of an action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith, that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

     The Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify certain persons, including officers, directors, employees and agents, to the fullest extent permitted by Section 145 of the DGCL of the State of Delaware. Reference is made to the Amended and Restated Certificate of Incorporation filed as Exhibit 3.1. The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omission, subject to certain limitations.

     Under Section 8(b) of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify officers, directors and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Information with respect to this Item is set forth in the prospectus contained in the Registration Statement under the caption "The
Company -- Formation Transactions," "Certain Transactions -- Organization of the Company" and "Certain Transactions -- Formation Transactions," which information is hereby incorporated by reference in this Item 15. The issuance therein described of the Company's Common Stock to Messrs. Jeffry L. Beck, James A. Stroud (through a trust), and Lawrence A. Cohen in the Formation Transactions in exchange for the Contributed Entities was carried out in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, pursuant to a binding written agreement entered into prior to the filing of this Registration Statement. In connection with the organization of the Company, on October 25, 1996, the Company issued 1,680,000 shares of its Common Stock to Messrs. Beck, Stroud (through a trust) and Cohen for $16,800. The shares were issued in equal amounts of 560,000 shares to each in consideration for a cash payment by each of $5,600. Such issuance was made in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS

   +1         -- Form of Underwriting Agreement
   +3.1       -- Amended and Restated Certificate of Incorporation of the
                 Registrant
   +3.2       -- Amended and Restated Bylaws of the Registrant
   +5.1       -- Opinion of Jenkens & Gilchrist, a Professional
                 Corporation, with respect to the legality of the
                 securities being registered
  +10.1       -- Asset Purchase Agreement, dated as of July 8, 1997, by
                 and between Capital Senior Living Communities, L.P. and
                 Capital Senior Living Corporation
  +10.2       -- Contribution Agreement, dated as of August 1, 1997, by
                 and among Capital Senior Living Corporation, Jeffrey L.
                 Beck, James A. Stroud, Senior Living Trust, and Lawrence
                 A. Cohen
  +10.3       -- Stock Purchase and Stockholders' Agreement, dated as of
                 November 1, 1996, by and among Capital Senior Living
                 Corporation, Jeffrey L. Beck, Senior Living Trust, and
                 Lawrence Cohen
  +10.4       -- Amended and Restated Exchange Agreement, dated as of June
                 30, 1997, by and between Lawrence A. Cohen and Jeffrey L.
                 Beck (in replacement of previously filed exhibit with the
                 same corresponding number)
  +10.5       -- Amended and Restated Exchange Agreement, dated as of June
                 30, 1997, by and among Lawrence A. Cohen and James A.
                 Stroud (in replacement of previously filed exhibit with
                 the same corresponding number)
  +10.6       -- 1997 Omnibus Stock and Incentive Plan (in replacement of previously filed exhibit with the same corresponding
                 number)

  +10.7       -- Senior Living Agreement, by and between Capital Senior
                 Living, Inc. and New World Development (China) Limited
  +10.8       -- Amended and Restated Loan Agreement, dated as of June 30,
                 1997, by and between Lehman Brothers Holdings Inc., d/b/a Lehman capital, A Division of Lehman Brothers Holdings Inc., and Capital Senior Living Communities, L.P.
  +10.9       -- Amended and Restated Employment Agreement, dated as of
                 May 7, 1997, by and between Capital Senior Living, Inc. and Jeffrey L. Beck (in replacement of previously filed exhibit with the same corresponding number)
  +10.10      -- Amended and Restated Employment Agreement, dated as of
                 May 7, 1997, by and between Capital Senior Living, Inc. and James A. Stroud (in replacement of previously filed exhibit with the same corresponding number)
  +10.11      -- Employment Agreement, dated as of November 1, 1996, by
                 and between Capital Senior Living Corporation and Lawrence A. Cohen
  +10.12      -- Employment Agreement, dated as of November 26, 1996, by and between Capital Senior Living, Inc. and David R.
                 Brickman
  +10.13      -- Employment Agreement, dated as of November 26, 1996, by and between Capital Senior Living, Inc. and Keith N.
                 Johannessen
  +10.14      -- Engagement Letter, dated as of June 30, 1997, by and
                 between Lehman Brothers Holdings Inc. D/B/A Lehman Capital, A Division of Lehman Brothers Holdings Inc. and Capital Senior Living Corporation
  +10.15      -- Lease Agreement, dated as of June 1, 1997, by and between
                 G&L Gardens, LLC, as lessor, and Capital Senior Management 1, Inc., as lessee
  +10.16      -- Pre-Opening Consulting Agreement, dated as of June 16,
                 1997, by and between The Emmaus Calling, Inc., as owner, and Capital Senior Management 1, Inc., as consultant
  +10.17      -- Management Agreement, dated as of February 1, 1995, by
                 and between Capital Senior Living Communities, L.P., as owner, and Capital Senior Living, Inc., as manager, regarding Canton Regency Retirement Community, in Canton, Ohio
  +10.18      -- Management Agreement, dated as of February 1, 1995, by
                 and between Capital Senior Living Communities, L.P., as owner, and Capital Senior Living, Inc., as manager, regarding Cottonwood Village, in Cottonwood, Arizona
  +10.19      -- Management Agreement, dated as of February 1, 1995, by
                 and between Capital Senior Living Communities, L.P., as owner, and Capital Senior Living, Inc., as manager, regarding The Harrison At Eagle Valley, in Indianapolis, Indiana
  +10.20      -- Management Agreement, dated as of February 1, 1995, by
                 and between Capital Senior Living Communities, L.P., as owner and Capital Senior Living, Inc., as manager, regarding Towne Centre, in Merrillville, Indiana
  +10.21      -- Management Agreement, dated as of August 1, 1996, by and between Capital Senior Living, Inc., as manager, and Cambridge Nursing Home Limited Liability Company, as lessee
  +10.22      -- Management Agreement, dated as of April 1, 1996, by and between Buckner Retirement Services, Inc. and Capital Senior Management 1, Inc.
  +10.23      -- Management Agreement, dated as of May 23, 1997, by and
                 between The Emmaus Calling, Inc., as owner, and Capital Senior Management 1, Inc., as manager
  +10.24      -- Property Management Agreement, dated as of February 1,
                 1995, by and between NHP Retirement Housing Partners I Limited Partnership, as owner, and Capital Senior Living, Inc., as agent
  +10.25      -- Management Agreement, dated as of April 1, 1997, by and between Buckner Retirement Services, Inc. and Capital Senior Management 1, Inc.
  +10.26      -- Management Agreement, dated as of November 30, 1992, by and between Capital Realty Group Senior Housing, Inc. d/b/a Capital Senior Living, Inc., as manager, and Jacques-Miller Healthcare Properties, L.P., as owner

  +10.27      -- Management Agreement, dated as of July 29, 1996, by and between ILM I Lease Corporation, as owner, and Capital
                 Senior Management 2, Inc., as manager, and Capital Senior
                 Living, Inc., as guarantor
  +10.28      -- Management Agreement, dated as of July 29, 1996, by and between ILM II Lease Corporation, as owner, and Capital
                 Senior Management 2, Inc., as manager, and Capital Senior
                 Living, Inc., as guarantor
  +10.29      -- Option Agreement, by and between Capital Realty Group
                 Corporation, as optionor, and Capital Senior Living
                 Corporation, as optionee
  +10.30      -- Development Agreement, by and between Capital Senior
                 Development, Inc., as developer, and Tri Point
                 Communities, L.P., as owner
  +10.31      -- Development and Turnkey Services Agreement, dated as of
                 September 1, 1997, by and between Capital Senior
                 Development Corporation and Tri Point Communities, L.P.
                 (in replacement of previously filed exhibit with the same
                 corresponding number)
  +10.32      -- Management Agreement, by and between Tri Point
                 Communities, L.P., as owner, and Capital Senior Living,
                 Inc. (in replacement of previously filed exhibit with the
                 same corresponding number)
   23.1       -- Consent of Ernst & Young LLP
   23.2       -- Consent of KPMG Peat Marwick LLP
  +23.3       -- Consent of Dr. Gordon I. Goldstein
  +23.4       -- Consent of Dr. Victor W. Nee to Nomination as Director
  +23.5       -- Consent of J. Frank Miller, III to Nomination as Director
  +23.6       -- Consent of James A. Moore to Nomination as Director.
  +23.7       -- Consent of Jenkens & Gilchrist, a Professional
                 Corporation (included in Exhibit 5.1)
  +24         -- Power of Attorney


     (b) FINANCIAL STATEMENT SCHEDULES

     Not applicable.
---------------

+ Previously filed

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h)
     under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 22nd day of October, 1997.


                                            CAPITAL SENIOR LIVING CORPORATION

                                            By:     /s/ JEFFREY L. BECK
                                              ----------------------------------
                                                       Jeffrey L. Beck
                                                 Co-Chairman of the Board and
                                                   Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                 /s/ JEFFREY L. BECK                   Co-Chairman of the Board,       October 22, 1997
-----------------------------------------------------    Chief Executive Officer
                   Jeffrey L. Beck                       (Principal Executive
                                                         Officer)

                /s/ *JAMES A. STROUD                   Co-Chairman of the Board,       October 22, 1997
-----------------------------------------------------    Chief Operating Officer
                   James A. Stroud

               /s/ *LAWRENCE A. COHEN                  Vice Chairman, Chief Financial  October 22, 1997
-----------------------------------------------------    Officer (Principal Financial
                  Lawrence A. Cohen                      and Accounting Officer)

              *By: /s/ JEFFREY L. BECK                                                 October 22, 1997
-----------------------------------------------------
                  Jeffrey L. Beck,
                  Attorney-in-Fact

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                         DOCUMENT DESCRIPTION
  -------                         --------------------
   +1         -- Form of Underwriting Agreement
   +3.1       -- Amended and Restated Certificate of Incorporation of the
                 Registrant
   +3.2       -- Amended and Restated Bylaws of the Registrant
   +5.1       -- Opinion of Jenkens & Gilchrist, a Professional
                 Corporation, with respect to the legality of the
                 securities being registered
  +10.1       -- Asset Purchase Agreement, dated as of July 8, 1997, by
                 and between Capital Senior Living Communities, L.P. and
                 Capital Senior Living Corporation
  +10.2       -- Contribution Agreement, dated as of August 1, 1997, by
                 and among Capital Senior Living Corporation, Jeffrey L.
                 Beck, James A. Stroud, Senior Living Trust, and Lawrence
                 A. Cohen
  +10.3       -- Stock Purchase and Stockholders' Agreement, dated as of
                 November 1, 1996, by and among Capital Senior Living
                 Corporation, Jeffrey L. Beck, Senior Living Trust, and
                 Lawrence Cohen
  +10.4       -- Amended and Restated Exchange Agreement, dated as of June
                 30, 1997, by and between Lawrence A. Cohen and Jeffrey L.
                 Beck (in replacement of previously filed exhibit with the
                 same corresponding number)
  +10.5       -- Amended and Restated Exchange Agreement, dated as of June
                 30, 1997, by and among Lawrence A. Cohen and James A.
                 Stroud (in replacement of previously filed exhibit with
                 the same corresponding number)
  +10.6       -- 1997 Omnibus Stock and Incentive Plan (in replacement of previously filed exhibit with the same corresponding
                 number)
  +10.7       -- Senior Living Agreement, by and between Capital Senior
                 Living, Inc. and New World Development (China) Limited
  +10.8       -- Amended and Restated Loan Agreement, dated as of June 30,
                 1997, by and between Lehman Brothers Holdings Inc., d/b/a
                 Lehman capital, A Division of Lehman Brothers Holdings
                 Inc., and Capital Senior Living Communities, L.P.
  +10.9       -- Amended and Restated Employment Agreement, dated as of
                 May 7, 1997, by and between Capital Senior Living, Inc.
                 and Jeffrey L. Beck (in replacement of previously filed
                 exhibit with the same corresponding number)
  +10.10      -- Amended and Restated Employment Agreement, dated as of
                 May 7, 1997, by and between Capital Senior Living, Inc.
                 and James A. Stroud (in replacement of previously filed
                 exhibit with the same corresponding number)
  +10.11      -- Employment Agreement, dated as of November 1, 1996, by
                 and between Capital Senior Living Corporation and
                 Lawrence A. Cohen
  +10.12      -- Employment Agreement, dated as of November 26, 1996, by and between Capital Senior Living, Inc. and David R.
                 Brickman
  +10.13      -- Employment Agreement, dated as of November 26, 1996, by and between Capital Senior Living, Inc. and Keith N.
                 Johannessen
  +10.14      -- Engagement Letter, dated as of June 30, 1997, by and
                 between Lehman Brothers Holdings Inc. D/B/A Lehman
                 Capital, A Division of Lehman Brothers Holdings Inc. and
                 Capital Senior Living Corporation
  +10.15      -- Lease Agreement, dated as of June 1, 1997, by and between
                 G&L Gardens, LLC, as lessor, and Capital Senior
                 Management 1, Inc., as lessee
  +10.16      -- Pre-Opening Consulting Agreement, dated as of June 16,
                 1997, by and between The Emmaus Calling, Inc., as owner,
                 and Capital Senior Management 1, Inc., as consultant
  +10.17      -- Management Agreement, dated as of February 1, 1995, by
                 and between Capital Senior Living Communities, L.P., as
                 owner, and Capital Senior Living, Inc., as manager,
                 regarding Canton Regency Retirement Community, in Canton,
                 Ohio
  +10.18      -- Management Agreement, dated as of February 1, 1995, by
                 and between Capital Senior Living Communities, L.P., as
                 owner, and Capital Senior Living, Inc., as manager,
                 regarding Cottonwood Village, in Cottonwood, Arizona

  EXHIBIT
   NUMBER                         DOCUMENT DESCRIPTION
  -------                         --------------------
  +10.19      -- Management Agreement, dated as of February 1, 1995, by
                 and between Capital Senior Living Communities, L.P., as
                 owner, and Capital Senior Living, Inc., as manager,
                 regarding The Harrison At Eagle Valley, in Indianapolis,
                 Indiana
  +10.20      -- Management Agreement, dated as of February 1, 1995, by
                 and between Capital Senior Living Communities, L.P., as
                 owner and Capital Senior Living, Inc., as manager,
                 regarding Towne Centre, in Merrillville, Indiana
  +10.21      -- Management Agreement, dated as of August 1, 1996, by and between Capital Senior Living, Inc., as manager, and
                 Cambridge Nursing Home Limited Liability Company, as
                 lessee
  +10.22      -- Management Agreement, dated as of April 1, 1996, by and between Buckner Retirement Services, Inc. and Capital
                 Senior Management 1, Inc.
  +10.23      -- Management Agreement, dated as of May 23, 1997, by and
                 between The Emmaus Calling, Inc., as owner, and Capital
                 Senior Management 1, Inc., as manager
  +10.24      -- Property Management Agreement, dated as of February 1,
                 1995, by and between NHP Retirement Housing Partners I
                 Limited Partnership, as owner, and Capital Senior Living,
                 Inc., as agent
  +10.25      -- Management Agreement, dated as of April 1, 1997, by and between Buckner Retirement Services, Inc. and Capital
                 Senior Management 1, Inc.
  +10.26      -- Management Agreement, dated as of November 30, 1992, by and between Capital Realty Group Senior Housing, Inc.
                 d/b/a Capital Senior Living, Inc., as manager, and
                 Jacques-Miller Healthcare Properties, L.P., as owner
  +10.27      -- Management Agreement, dated as of July 29, 1996, by and between ILM I Lease Corporation, as owner, and Capital
                 Senior Management 2, Inc., as manager, and Capital Senior
                 Living, Inc., as guarantor
  +10.28      -- Management Agreement, dated as of July 29, 1996, by and between ILM II Lease Corporation, as owner, and Capital
                 Senior Management 2, Inc., as manager, and Capital Senior
                 Living, Inc., as guarantor
  +10.29      -- Option Agreement, by and between Capital Realty Group
                 Corporation, as optionor, and Capital Senior Living
                 Corporation, as optionee
  +10.30      -- Development Agreement, by and between Capital Senior
                 Development, Inc., as developer, and Tri Point
                 Communities, L.P., as owner
  +10.31      -- Development and Turnkey Services Agreement, dated as of
                 September 1, 1997, by and between Capital Senior
                 Development Corporation and Tri Point Communities, L.P.
  +10.32      -- Management Agreement, by and between Tri Point
                 Communities, L.P., as owner, and Capital Senior Living,
                 Inc. (in replacement of previously filed exhibit with the
                 same corresponding number)
   23.1       -- Consent of Ernst & Young LLP
   23.2       -- Consent of KPMG Peat Marwick LLP
  +23.3       -- Consent of Dr. Gordon I. Goldstein
  +23.4       -- Consent of Dr. Victor W. Nee to Nomination as Director
  +23.5       -- Consent of J. Frank Miller, III to Nomination as Director
  +23.6       -- Consent of James A. Moore to Nomination as Director.
  +23.7       -- Consent of Jenkens & Gilchrist, a Professional
                 Corporation (included in Exhibit 5.1)
  +24         -- Power of Attorney


---------------

+ Previously filed